      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 1, 1997


                                                       REGISTRATION NO. 33-95318

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------


                         POST-EFFECTIVE AMENDMENT NO. 3
                                       TO
                                    FORM S-1


                                ---------------

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                            PORTOLA PACKAGING, INC.

             (Exact name of Registrant as specified in its charter)

         DELAWARE                        3089                       94-1582719
      (State or other              (Primary standard             (I.R.S. employer
      jurisdiction of          industrial classification        identification no.)
     incorporation or                code number)
       organization)

                            ------------------------

                890 FAULSTICH COURT, SAN JOSE, CALIFORNIA 95112

                                 (408) 453-8840

              (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                              ROBERT R. STRICKLAND
                            CHIEF FINANCIAL OFFICER
                            PORTOLA PACKAGING, INC.
                890 FAULSTICH COURT, SAN JOSE, CALIFORNIA 95112
                                 (408) 453-8840

           (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

       THEMISTOCLES G. MICHOS
General Counsel, Portola Packaging,           CYNTHIA M. LOE, ESQ.
                Inc.                  Tomlinson Zisko Morosoli & Maser LLP
  1755 Embarcadero Road, Suite 200       200 Page Mill Road, 2nd Floor
    Palo Alto, California 94303           Palo Alto, California 94306
           (415) 354-3790                        (415) 325-8666

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                            PORTOLA PACKAGING, INC.
                             CROSS REFERENCE SHEET
         PURSUANT TO ITEM 501(b) OF REGULATION S-K SHOWING LOCATION IN
                     PROSPECTUS OF PART I ITEMS OF FORM S-1

 ITEM NUMBER AND HEADING IN
FORM S-1 REGISTRATION STATEMENT                                                  LOCATION IN PROSPECTUS
----------------------------------------------------------------  -----------------------------------------------------

       1.  Forepart of the Registration Statement and Outside     Outside Front Cover Page
             Front Cover Page of Prospectus.....................

       2.  Inside Front and Outside Back Cover Pages of           Inside Front (Not Applicable) and Outside Back Cover
             Prospectus.........................................    Pages

       3.  Summary Information, Risk Factors and Ratio of         Prospectus Summary; Risk Factors; Selected Historical
             Earnings to Fixed Charges..........................    Condensed Consolidated Financial Data

       4.  Use of Proceeds......................................  Outside Front Cover Page; Prospectus Summary

       5.  Determination of Offering Price......................  Not Applicable

       6.  Dilution.............................................  Not Applicable

       7.  Selling Security Holders.............................  Not Applicable

       8.  Plan of Distribution.................................  Outside Front and Back Cover Pages; Resales of the
                                                                    Notes

       9.  Description of Securities to be Registered...........  Description of the Notes

      10.  Interests of Named Experts and Counsel...............  Legal Matters

      11.  Information with Respect to the Registrant...........  Outside Front Cover Page; Prospectus Summary; Risk
                                                                    Factors; Selected Historical Condensed Consolidated
                                                                    Financial Data; Management's Discussion and
                                                                    Analysis of Financial Condition and Results of
                                                                    Operations; Business; Management; Certain
                                                                    Transactions; Principal Stockholders; Description
                                                                    of the Credit Facility; Description of the Notes;
                                                                    Consolidated Financial Statements

      12.  Disclosure of Commission Position on Indemnification   Not Applicable
             for Securities Act Liabilities.....................

   [LOGO]

                        AMENDED AND RESTATED PROSPECTUS

                                  $110,000,000

[LOGO]                      PORTOLA PACKAGING, INC.
                         10 3/4% SENIOR NOTES DUE 2005
                            ------------------------

    The 10 3/4% Senior Notes due 2005 (the "Notes") were initially offered by Portola Packaging, Inc. (the "Company" or "Portola") pursuant to a Prospectus dated September 27, 1995. The Company completed the Notes offering on October 2, 1995. The net proceeds from the sale of the Notes, after deducting expenses related to the offering, including underwriting discounts and commissions in the amount of approximately $3.2 million, were $106.0 million. Of the $106.0 million net proceeds of the offering, $83.0 million was used to retire the Company's debt then outstanding under its senior term loans, revolving facility and senior subordinated notes, and the balance was reserved for working capital and general corporate purposes, including capital expenditures. Subsequent to the closing of the Notes offering, $7.2 million of the net proceeds was used to purchase the San Jose facilities previously leased by the Company, $10.8 million of the net proceeds was used to purchase machinery and equipment, $3.0 million of the net proceeds was used to collateralize a loan made by a bank to the Company's 50% joint venture in Mexico, and $2.0 million of the net proceeds was used for working capital needs.


    The Notes were issued in October 1995 pursuant to the Indenture entered into between the Company and Firstar Trust Company (formerly, American Bank National Association), as Trustee. Interest on the Notes is payable semiannually on April 1 and October 1 of each year. The Company paid interest in the aggregate amount of $5.9 million to holders of record of the Notes on each of April 1 and October 1, 1996 and on April 1, 1997. The Notes are unsecured senior obligations of the Company and rank PARI PASSU in right of payment with all other existing and future senior indebtedness of the Company and senior in right of payment to any future subordinated indebtedness of the Company. The Notes, however, are effectively subordinated to senior secured indebtedness of the Company with respect to the assets securing such indebtedness, including any indebtedness that may be incurred from time to time under the Company's Credit Facility. At February 28, 1997, the Company had $121.2 million of senior indebtedness outstanding (including indebtedness under the Notes) and had, subject to certain restrictions, the ability to draw up to an additional $33.0 million of the $35.0 million committed under the Credit Facility. See "Prospectus Summary--The Notes," "Description of the Notes" and "Description of the Credit Facility."


    FOR INFORMATION CONCERNING CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, SEE "RISK FACTORS" ON PAGE SIX.
                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------


    This Amended and Restated Prospectus ("Prospectus") may be used by Chase Securities Inc. ("Chase Securities") in connection with offers and sales related to market-making transactions in the Notes. See "Resales of the Notes." Chase Securities may act as principal or agent in such transactions. Such sales will be made at prices related to prevailing market prices at the time of sale. Chase Securities is affiliated with Chase Manhattan Capital Corporation, which owns more than 10% of the Company's common equity and is deemed to be an affiliate of the Company.



    Chase Securities and Salomon Brothers Inc have previously engaged and may again engage in market-making transactions in the Notes. They are under no obligation to continue to do so, however, and may discontinue any market-making activities at any time without notice.



May       , 1997

                               PROSPECTUS SUMMARY


    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS THE CONTEXT OTHERWISE REQUIRES, THE TERMS "COMPANY" AND "PORTOLA" REFER TO PORTOLA PACKAGING, INC., A DELAWARE CORPORATION, ITS PREDECESSOR, PORTOLA PACKAGING, INC., A CALIFORNIA CORPORATION, AND ITS SUBSIDIARIES. THE COMPANY CURRENTLY HAS THREE OPERATING SUBSIDIARIES, TWO IN CANADA AND ONE IN THE UNITED KINGDOM. ONE OF SUCH SUBSIDIARIES IS PRESENTLY OPERATED AS AN UNRESTRICTED SUBSIDIARY UNDER THE INDENTURE GOVERNING THE NOTES (THE "INDENTURE"). ALL REFERENCES HEREIN TO FISCAL YEAR ARE TO THE COMPANY'S FISCAL YEAR ENDED AUGUST 31.



                                  RISK FACTORS



    These securities are subject to risks. These risks include the substantial indebtedness of the Company and the restrictive covenants to which the Company is subject under the terms of its indebtedness, the effective subordination of the Notes in certain circumstances, the potential liability of the Company in the event of rescission of certain recent sales of the Notes made by Chase Securities, the threat of increased competition in the Company's product lines, possible changes in governmental regulation, challenges to the protection afforded by the Company's patents and other intellectual property, the possible adverse effect of changes in resin prices, uncertainty with respect to new products and markets, dependence upon performance of certain management functions, the existence of certain limitations on repurchases of the Notes, and the potential illiquidity of the Notes. Prospective investors should carefully consider the risk factors described on pages six to ten before purchasing the Notes offered hereby. See "Risk Factors."


                                  THE COMPANY

    The Company is a leading designer, manufacturer and marketer of tamper evident plastic closures and related equipment used for packaging applications in dairy, fruit juice, bottled water, sports drinks, institutional food products and other non-carbonated beverage products. The Company's principal closure product lines include (i) small closures used to cap blowmolded plastic bottles ("small closures"), (ii) closures for five gallon returnable glass and plastic water cooler bottles ("five gallon closures"), (iii) widemouth closures for institutional food products ("widemouth closures"), (iv) fitments for gable-top paperboard containers and (v) push-pull dispensing closures for bottled water, flavored water and sports drinks. Portola also designs, manufactures and supplies high speed capping equipment and customized water bottling systems which are marketed by the Company primarily under the name "PortaPlant." Portola's closure products are primarily manufactured domestically through a technologically advanced, high speed injection molding process at nine modern manufacturing facilities located in the United States. Management believes that the Company is a leader in a majority of the markets it serves and that it is the sole or the largest supplier of plastic closures for a majority of its customers. The Company sells over 9.6 billion closures annually under the names Cap Snap, Nepco, Portola and other brand names to over 3,000 customers. Most of the Company's customers have been doing business with the Company for more than ten years. The Company's products are used to cap such well known consumer products as Borden milk, Dole juices, Poland Spring bottled water, Pepsi-Cola fountain syrups and Kraft barbecue sauce. Many features of the Company's closure products are proprietary, and Portola holds more than 85 active patents on the design of container closures and compatible bottle necks.

                            ------------------------


    CAP SNAP-REGISTERED TRADEMARK-, SNAP CAP-REGISTERED TRADEMARK-, CAP SNAP SEAL-REGISTERED TRADEMARK-, PORTOLA PACKAGING-REGISTERED TRADEMARK-, NEPCO-REGISTERED TRADEMARK-, NON-SPILL-REGISTERED TRADEMARK- AND THE PORTOLA LOGO ARE REGISTERED TRADEMARKS OF THE COMPANY. ALL OTHER PRODUCT NAMES OF THE COMPANY ARE TRADEMARKS OF THE COMPANY. THE USE OF ANY TRADEMARK HEREIN IS IN AN EDITORIAL FASHION ONLY, AND TO THE BENEFIT OF THE OWNER THEREOF, WITH NO INTENTION OF COMMERCIAL USE OR INFRINGEMENT OF THE TRADEMARK.

    During the past decade, the plastic closure market has grown faster than the overall closure market in the United States. This growth is primarily due to the distinct advantages that plastic closures have over metal closures, including greater performance and design flexibility, the growing demand for tamper evident packaging and the comparatively lower cost and lighter weight of plastic closures, an important factor in the packaging industry, where transportation costs are a significant portion of overall product costs. Demand for plastic closures has also grown with the increased use of plastic containers and the conversion of paperboard containers to plastic containers.


    Since Portola was acquired from the founding family in 1986 by a group led by Jack L. Watts, the Company's current Chairman of the Board and Chief Executive Officer, the size of the Company as measured by sales and closure unit volume has increased from $26.1 million in sales and 2.1 billion in units sold for fiscal 1987 to $159.5 million in sales and 9.6 billion in units sold for fiscal 1996. Mr. Watts and other members of senior management own or control 26.6%, on a fully diluted basis, of the common stock of the Company. Portola's senior management has significant experience in the plastic packaging business and an average tenure of seven years at the Company.



    The Company's principal offices are located at 890 Faulstich Court, San Jose, California 95112, and its telephone number is (408) 453-8840.


                               BUSINESS STRATEGY

    The Company's primary strategy is to increase cash flow by maintaining and extending its leading position in niche product applications within the plastic closure and bottling industry. To support this strategy, the Company focuses on
(i) advancing research and development and product engineering, (ii) providing dedicated customer support and total product solutions for customers, (iii) continuing to improve production efficiencies and enhance low cost manufacturing capabilities, (iv) expanding sales in international markets where significant growth opportunities exist and (v) where appropriate, seeking strategic acquisitions that will strengthen the Company's competitive position.


    Consistent with the Company's objective to improve production efficiencies and enhance low cost manufacturing capabilities, as well as quality, in the second quarter of fiscal 1997, the Company adopted a restructuring plan which will streamline its organization by eliminating multiple reporting channels and duplicative personnel, manufacturing and other functions. In furtherance of this objective, the Company recently closed its Portland, Oregon manufacturing facility, eliminated several management and other personnel positions, and implemented other cost savings measures. As described in the section of this Prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company recorded a restructuring charge of approximately $1.1 million and a write-off of intangibles of approximately $1.7 million in the second quarter of fiscal 1997. In connection with this restructuring plan, in March 1997 the Company announced the closure of its Bettendorf, Iowa plant planned for July 1997. Additional restructuring costs will be incurred in connection with the Bettendorf plant closure, although the Company is not able to estimate the amount of such charge at this time.


    Consistent with the Company's objective to expand through strategic acquisitions, on June 30, 1994, the Company acquired Northern Engineering & Plastic Corp. and certain related companies and assets (collectively, "Nepco") for a purchase price of $43.7 million. The acquisition of Nepco, a designer, manufacturer and marketer of tamper evident plastic closures in markets similar to those served by Portola, has enabled the Company to establish new customer relationships, diversify and expand its product offering and customer base and benefit from Nepco's proprietary product designs. The Company has realized and expects to continue to achieve additional cost savings and synergies associated with the integration of Nepco, primarily from reduced costs achieved through sharing and adoption of improved technology and manufacturing processes, lower raw material costs through volume purchasing economies, marketing efficiencies and elimination of duplicative administrative and financial staff positions. On June 16, 1995, the Company purchased for $13.6 million the 50% interest it had not previously owned in Canada Cap Snap Corporation, a British Columbia corporation engaged in manufacturing and distributing small closures in western Canada, together with all the capital stock of two affiliated plastic bottle manufacturers (the "Western Canadian Acquisition"). The companies acquired in the Western Canadian Acquisition were amalgamated and now operate under the name "Portola Packaging Canada Ltd." On September 1, 1996, the Company purchased for $3.0 million Rapid Plast J-P. Inc., a company headquarted in Montreal, Quebec (the "Eastern Canadian Acquisition"). Rapid Plast J-P. Inc. now operates under the name "Portola Packaging Ltd." and is engaged in manufacturing and distributing plastic bottles, primarily in eastern Canada. Management anticipates that the Canadian acquisitions will enable the Company to establish a position in the Canadian bottle manufacturing marketplace and to advance its position in the Canadian closure marketplace. On September 1, 1995, the Company purchased for $1.5 million the 50% interest it had not previously owned in Cap Snap (U.K.) Ltd., now known as "Portola Packaging Ltd." (the "U.K. Acquisition"). The Company recently leased a manufacturing facility located in Doncaster, South Yorkshire, England which will be used by Portola Packaging Ltd. to manufacture closures for distribution primarily in the United Kingdom, with some exports to Europe.

                                   THE NOTES

Securities Offered................  $110,000,000 aggregate principal amount of 10 3/4%
                                    Senior Notes due 2005.

Maturity Date.....................  October 1, 2005.

Interest Payment Dates............  April 1 and October 1 of each year.

Optional Redemption...............  The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after October 1,
                                    2000, at the redemption prices set forth herein,
                                    together with accrued and unpaid interest, if any, to
                                    the date of redemption. In addition, on or prior to
                                    October 1, 1998, the Company may redeem up to $33.0
                                    million principal amount of the Notes with the proceeds
                                    of one or more Public Equity Offerings at 110.75% of the
                                    principal amount thereof, together with accrued and
                                    unpaid interest, if any, to the date of redemption;
                                    PROVIDED that Notes having an aggregate principal amount
                                    of at least $77.0 million remain outstanding immediately
                                    after any such redemption. See "Description of the
                                    Notes--Optional Redemption."

Change of Control.................  Upon the occurrence of a Change of Control, each holder of Notes may require the Company to repurchase all or a
                                    portion of such holder's Notes at 101% of the principal
                                    amount thereof, together with accrued and unpaid
                                    interest, if any, to the date of repurchase. There can
                                    be no assurance that the Company will have sufficient
                                    funds to pay the repurchase price for Notes tendered
                                    upon a Change of Control. See "Risk Factors--Limita-
                                    tions on Repurchase of Notes"; "Description of the
                                    Notes-- Repurchase at the Option of Holders--Change of
                                    Control."

Ranking...........................  The Notes are unsecured senior obligations of the
                                    Company and rank PARI PASSU in right of payment with all
                                    other existing and future senior indebtedness of the
                                    Company and senior in right of payment to any future
                                    subordinated indebtedness of the Company. The Notes,
                                    however, are effectively subordinated to senior secured
                                    indebtedness of the Company with respect to the assets
                                    securing such indebtedness, including any indebtedness
                                    that may

                                    be incurred from time to time under the Company's Credit
                                    Facility. At February 28, 1997, the Company had $121.2
                                    million of senior indebtedness outstanding (including
                                    indebtedness under the Notes) and had, subject to
                                    certain restrictions, the ability to draw up to an
                                    additional $33.0 million of the $35.0 million committed
                                    under the Credit Facility. See "Description of the
                                    Credit Facility."

Certain Covenants.................  The Indenture contains certain covenants, including limitations on: the incurrence of indebtedness, the
                                    making of restricted payments, transactions with
                                    affiliates, the existence of liens, disposition of
                                    proceeds of asset sales, transfers and issuances of
                                    stock of subsidiaries, the imposition of certain payment
                                    restrictions on restricted subsidiaries and certain
                                    mergers and sales of assets. See "Description of the
                                    Notes--Certain Covenants."

Use of Proceeds...................  The net proceeds from the sale of the Notes, after deducting expenses related to the offering, including
                                    underwriting discounts and commissions in the amount of
                                    approximately $3.2 million, were $106.0 million. Of the
                                    $106.0 million net proceeds of the offering, $83.0
                                    million was used to retire the Company's debt then
                                    outstanding under its senior term loans, revolving
                                    facility and senior subordinated notes, and the balance
                                    was reserved for working capital and general corporate
                                    purposes, including capital expenditures. Subsequent to
                                    the closing of the Notes offering, $7.2 million of the
                                    net proceeds was used to purchase the San Jose
                                    facilities previously leased by the Company, $10.8
                                    million of the net proceeds was used to purchase
                                    machinery and equipment, $3.0 million of the net
                                    proceeds was used to collateralize a loan made by a bank
                                    to the Company's 50% joint venture in Mexico, and $2.0
                                    million of the net proceeds was used for working capital
                                    needs.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS BEFORE PURCHASING THE NOTES OFFERED HEREBY.

SUBSTANTIAL LEVERAGE; LIMITATIONS ASSOCIATED WITH RESTRICTIVE COVENANTS


    As of February 28, 1997, the Company had $121.2 million in senior indebtedness outstanding (including indebtedness under the Notes) and had the ability to draw up to an additional $33.0 million of the $35.0 million committed under the Credit Facility. Such indebtedness is substantially in excess of the Company's total stockholders' deficit of $10.2 million at February 28, 1997. As of February 28, 1997, approximately 12% of the Company's total assets was comprised of covenants not to compete and goodwill, and there can be no assurance that the carrying values of these assets will be recoverable.


    The degree to which the Company is leveraged could have important consequences to the holders of Notes, including the following: (i) the Company's ability to obtain financing for future working capital needs or for acquisitions or other purposes may be limited; (ii) a substantial portion of the Company's cash flow from operations will be dedicated to debt service, thereby reducing funds available for operations; (iii) certain of the Company's borrowings, including borrowings under the Company's Credit Facility, will be at variable rates of interest, which could cause the Company to be vulnerable to increases in interest rates; and (iv) the substantial indebtedness and the restrictive covenants to which the Company is subject under the terms of its indebtedness may make the Company more vulnerable to economic downturns, may reduce its flexibility to respond to changing business conditions and opportunities and may limit its ability to withstand competitive pressures. The Company's ability to make scheduled payments of the principal of and interest on, or to refinance, its indebtedness will depend upon its future operating performance and cash flow which are subject to prevailing economic conditions, market conditions in the packaging industry, prevailing interest rates and financial, competitive, business and other factors, many of which may be beyond the Company's control.

    The Credit Facility contains numerous restrictive covenants that may limit the Company's operational and financing flexibility. A failure to comply with the obligations contained in the Credit Facility or any agreements with respect to future indebtedness could result in an event of default under such agreements that could permit acceleration of the related debt and acceleration of debt under other agreements that may contain cross-acceleration or cross-default provisions. Other indebtedness of the Company that may be incurred in the future may contain financial or other covenants more restrictive than those applicable to the Notes or the Credit Facility. See "Description of the Credit Facility" and "Description of the Notes."

EFFECTIVE SUBORDINATION OF NOTES IN CERTAIN CIRCUMSTANCES

    The Notes will not be secured by any of the Company's assets. The Indenture permits the Company to incur certain secured indebtedness, including indebtedness under the Credit Facility. If the Company becomes insolvent or is liquidated, or if payment under the Credit Facility or other secured indebtedness is accelerated, the lenders under the Credit Facility and the holders of any other secured indebtedness would be entitled to exercise the remedies available to them as secured creditors under applicable laws and pursuant to instruments governing such indebtedness. Accordingly, such secured indebtedness would have a prior claim on the collateral and would effectively be senior to the Notes to the extent that the value of such collateral is sufficient to satisfy the indebtedness secured thereby. To the extent that the value of such collateral is not sufficient to satisfy the secured indebtedness, amounts remaining outstanding on such indebtedness would be entitled to share with holders of Notes and other claims on the Company with respect to any other assets of the Company. In either event, because the Notes will not be secured by any of the Company's assets, it is possible that there would be insufficient assets remaining from which claims of the holders of the Notes could be satisfied.

    In addition, the Notes are obligations of the Company and not of any subsidiary, although the Indenture does require that any Restricted Subsidiary of the Company having assets with an aggregate fair market value in excess of $100,000 execute a guarantee in respect of the Notes. Currently, the Company has only three operating subsidiaries, namely, Portola Packaging Canada Ltd., its western Canadian subsidiary, Portola Packaging Ltd., its eastern Canadian subsidiary, and Portola Packaging Ltd., its United Kingdom subsidiary. Portola Packaging Canada Ltd., the Company's western Canadian subsidiary, is presently operated as an Unrestricted Subsidiary, and, as a result, has not guaranteed the Company's obligations under the Notes. Upon liquidation of such subsidiary, as well as any other Unrestricted Subsidiary, such obligations would be effectively subordinated to claims of such subsidiary's creditors upon its assets. Moreover, the western Canadian subsidiary (the Company's only significant operating subsidiary) is separately financed by indebtedness that is non-recourse to the Company (excepting that the Company has pledged the capital stock of the western Canadian subsidiary as security for the loans) and, under the terms of such indebtedness, the western Canadian subsidiary is subject to significant restrictions on its ability to pay dividends or make other cash distributions or payments to the Company. It is likely that this will also be the case for other Unrestricted Subsidiaries that the Company may form in the future.



    The Company's eastern Canadian and United Kingdom subsidiaries became Restricted Subsidiaries in early April 1997, and executed guarantees in respect of the Notes in connection therewith. There can be no assurance that such guarantees, or any guarantee delivered by a Restricted Subsidiary formed in the future, would not be subject to avoidance as a fraudulent transfer or for other reasons.



POTENTIAL RESCISSION LIABILITY



    On March 19, 1997, the staff of the Securities and Exchange Commission (the "Commission") informed the Company of its position that sales of the Notes made after December 31, 1996 by Chase Securities Inc. ("Chase Securities"), which may be an affiliate of the Company and which has made and in the future may make a market in the Notes, were made without a current effective registration statement being in effect. The Company believed that it had a current effective registration statement at the time of such sales. However, the Company immediately notified Chase Securities of the Commission staff's position and Chase Securities ceased trading in the Notes. The Company has been informed by Chase Securities that during the period from January 1, 1997 to March 20, 1997, Chase Securities sold an aggregate of approximately $14 million of the Notes in transactions at prices above the par value of the Notes. As of April 25, 1997, the Notes were trading at a price slightly below par value.



    At the request of the Commission staff, the Company will notify the buyers of the Notes sold by Chase Securities in such transactions that in the view of the Commission staff the sales of such Notes may be subject to rescission. Under the terms of the underwriting arrangement entered into with Chase Securities in 1995, the Company may be required to indemnify Chase Securities for any loss incurred by Chase Securities in connection with a rescission. To the extent that rescissions were made, the Company's exposure generally would be equal to the difference between the price at which the Notes were repurchased and the price at which the Notes could be resold. The amount of the potential loss would increase or decrease depending upon the then-current price of the Notes. The Company believes that its cash resources are adequate to cover any such loss without materially affecting the normal conduct of its business. See "Management's Discussion and Analysis of Financial Condition."


COMPETITION

    The Company faces direct competition in each of its product lines from a number of companies, some of which have financial and other resources that are substantially greater than those of the Company. As the Company broadens its product offerings, it can expect to meet increased competition from additional competitors with entrenched positions in those product lines. The Company also faces some direct competition from bottling companies and other food and beverage providers that elect to produce their own closures rather than purchase them from outside sources. In addition, the packaging industry has numerous well-capitalized competitors, and there is a risk that these companies will expand their product offerings, either through internal product development or acquisitions of any of the Company's direct competitors, to compete in the niche markets that are currently served by the Company. These competitors, as well as existing competitors, could introduce products or establish prices for their products in a manner that could adversely affect the Company's ability to compete. Because of the Company's product concentration, an increase in competition or any technological innovations with respect to the Company's specific product applications, such as the introduction of lower-priced competitive products or products containing technological improvements over the Company's products, could have a significant adverse effect on the Company's financial condition and results of operations.

GOVERNMENTAL REGULATION

    The Company's products are subject to governmental regulation, including regulation by the Federal Food and Drug Administration and other agencies with jurisdiction over effectiveness of tamper-resistant devices and other closures for dairy and other food and beverage products. A change in government regulation could adversely affect the Company. There can be no assurance that federal or state authorities will not develop protocols in the future that would materially increase the Company's costs of manufacturing certain of its products.

    The Company's plastic closures and most of the containers for which the Company's closures are designed are made of non-biodegradable materials. Federal, state and local governments may enact laws or regulations concerning environmental matters that would increase the cost of producing, or otherwise adversely affect the demand for, plastic products, including those of the Company. If widely adopted, such prohibitions and restrictions could impose substantial additional costs on the Company. Moreover, if as a result of pressure from consumers or legislative action, the packaging industry were to shift to different types of packaging materials or different styles of containers, the Company's results of operations could be adversely affected.

PATENT INFRINGEMENT LITIGATION

    The Company is engaged in patent infringement litigation with two parties who are seeking to have the court declare patents owned by the Company invalid. The Company believes its patents are valid, and intends to contest these allegations vigorously. There can be no assurance, however, that the Company will be successful in its defense of these matters. In addition, there can be no assurance that other infringement litigation will not be brought in the future against the Company, that any such litigation will not be expensive and protracted or that, as a result of such litigation, the Company will not be required to terminate a business practice or seek to obtain a license to the intellectual property of others. In this regard, the Company recently settled an action brought against the Company by Scholle Corporation ("Scholle") in which Scholle alleged that the Company had infringed upon certain patents of Scholle relating to five-gallon non-spill closures. The terms of the settlement agreement entered into between Scholle and the Company provide for the grant by Scholle of a non-exclusive license to use certain of its patents and the payment by the Company of a royalty in the amount of $0.01 per five-gallon non-spill closure unit. The Company has also brought a declaratory relief action against Scholle seeking judgment that a more recent Company product does not infringe any Scholle patents. See "Business--Litigation."

LIMITED PROTECTION OF INTELLECTUAL PROPERTY

    The Company has a number of patents covering various aspects of the design and construction of its products. The Company believes that protection afforded by its patents is less significant to its future success than factors such as the knowledge, ability and experience of its personnel, new product development, product enhancements and ongoing customer service. There can be no assurance that the Company's patents will withstand challenge in litigation, and patents do not ensure that competitors will not develop competing products or infringe upon the Company's patents. The Company now markets its products internationally, and the protection offered by the patent laws of foreign countries may be less than the protection offered by the United States patent laws. The Company also relies on trade secrets and know-how to maintain its competitive position. While the Company enters into confidentiality agreements with employees and consultants who have access to proprietary information, there can be no assurance that these measures will prevent the unauthorized disclosure or use of such trade secrets and know-how.

POSSIBLE ADVERSE EFFECT OF CHANGES IN RESIN PRICES

    The Company's products are molded from various plastic materials, primarily low density polyethylene ("LDPE") resin. LDPE resin accounts for a significant portion of the Company's cost of sales for closures. Plastic resins, including LDPE, are subject to substantial price fluctuations, resulting from shortages in supply, changes in the prices of natural gas, crude oil and other petrochemical products from which resins are produced and other factors. Significant increases in resin prices, coupled with an inability to pass such increases on to customers promptly, would have a material adverse effect on the Company's financial condition and results of operations. Moreover, even if the full amount of such price increases were to be passed on to customers, the increases would have the effect of reducing gross margins. Similarly, if resin prices decrease, customers would typically expect rapid pass-through of the decrease, and there can be no assurance that the Company would be able to maintain its margins. See "Business--Raw Materials and Production."

UNCERTAINTY WITH RESPECT TO NEW PRODUCTS AND MARKETS


    The Company believes that the domestic markets for its traditional products have become relatively mature and that, in order to continue to grow, the Company will increasingly rely on new products, as well as expansion into international markets. Developing new products and expanding into new markets will require a substantial investment and involve additional risks, and there can be no assurance that the Company's efforts to achieve such development and expansion will be successful. In addition, since the Company's western Canadian operations are currently conducted through an Unrestricted Subsidiary, the Indenture imposes significant limitations upon the Company's ability to fund its western Canadian operations. The Company's international operations also are subject to certain risks associated with doing business in foreign countries, including the possibility of adverse governmental regulation, additional taxation and exchange rate fluctuations.



DEPENDENCE UPON PERFORMANCE OF KEY MANAGEMENT FUNCTIONS



    The Company's success depends in part on performance of certain key management functions. If, for any reason, certain personnel were not to continue to be active in overseeing the Company's operations, its operations could be adversely affected. The Company does not believe that any single individual is critical to the operations of the Company, although the departure of either Jack
L. Watts, the Chief Executive Officer of the Company, or Douglas L. Cullum, President--North American Operations, could be expected to cause some disruption in the operations of the Company until either of such individuals was replaced. The Company has not entered into an employment agreement with any management employee.


LIMITATIONS ON REPURCHASE OF NOTES

    Upon a Change of Control (as defined), each holder of Notes will have certain rights to require the Company to repurchase all or a portion of such holder's Notes. If a Change of Control were to occur, there can be no assurance that the Company would have sufficient funds to pay the repurchase price for all Notes tendered by the holders thereof. In addition, a Change of Control would constitute a default under the Credit Facility and, since indebtedness under the Credit Facility will effectively rank senior in priority to indebtedness under the Notes, the Company would be obligated to repay indebtedness under the Credit Facility in advance of indebtedness under the Notes. See "Effective Subordination of Notes in Certain Circumstances." The Company's repurchase of Notes as a result of the occurrence of a Change of Control may be prohibited or limited by, or create an event of default under, the terms of other agreements relating to borrowings which the Company may enter into from time to time, including agreements relating to secured indebtedness. Failure by the Company to make or consummate a Change of Control offer would constitute an immediate Event of Default under the Indenture, thereby entitling the Trustee or holders of at least 25% in principal amount of the then outstanding Notes to declare all of the Notes to be due and payable immediately; provided that so long as any indebtedness permitted to be incurred pursuant to the Credit Facility is outstanding, such acceleration shall not be effective until the earlier of (i) an acceleration of any such indebtedness under the Credit Facility or (ii) five business days after receipt by the Company of written notice of such acceleration. In the event all of the Notes are declared due and payable, the Company's ability to repay the Notes would be subject to the limitations referred to above. See "Description of the Notes--Repurchase at Option of Holders--Change of Control."

ABSENCE OF PUBLIC MARKET


    The Company does not intend to apply for listing of the Notes on any national securities exchange or for quotation of the Notes through the National Association of Securities Dealers Automated Quotation System ("Nasdaq"). However, Chase Securities Inc. and Salomon Brothers Inc (the underwriters at the time of the initial public offering of the Notes) have previously engaged and may again engage in market-making transactions in the Notes. They are under no obligation to continue to do so, however, and may discontinue any market-making activities at any time without notice. The Notes may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities, the performance of the Company and other factors. No assurance can be given as to the liquidity of the trading market for the Notes or that an active public market will develop or, if developed, will continue. If an active public market does not develop or is not maintained, the market price and liquidity of the Notes may be adversely affected.

           SELECTED HISTORICAL CONDENSED CONSOLIDATED FINANCIAL DATA


    The selected historical condensed consolidated statement of operations and balance sheet data set forth in the table below for, and at the end of, each of the fiscal years in the five year period ended August 31, 1996 have been derived from, and are qualified by reference to, the consolidated financial statements of the Company. Results for the six months ended February 29, 1996 and February 28, 1997 are not necessarily indicative of the results that may be expected for the full fiscal year. The information below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations, the consolidated financial statments of the Company and the accompanying notes thereto and other financial data appearing elsewhere in this Prospectus.



                                                                                           SIX MONTHS ENDED
                                        FISCAL YEAR ENDED AUGUST 31,                -------------------------------
                           ------------------------------------------------------    FEBRUARY 29,     FEBRUARY 28,
                             1992       1993     1994(a)      1995        1996           1996             1997
                           --------   --------   --------   ---------   ---------   --------------   --------------
                                                      (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
                                                                                              (UNAUDITED)
STATEMENT OF OPERATIONS
  DATA:
Sales....................  $ 52,152   $ 58,286   $70,284    $ 124,650   $ 159,462   $      73,877    $      79,971
Cost of sales............    37,676     42,679    51,670       91,972     117,592          55,857           65,089
                           --------   --------   --------   ---------   ---------   --------------   --------------
  Gross profit...........    14,476     15,607    18,614       32,678      41,870          18,020           14,882
                           --------   --------   --------   ---------   ---------   --------------   --------------
Selling, general and
  administrative.........     6,046      7,207     8,821       16,649      22,035           8,245            9,579
Research and
  development............       915        820       764        1,682       2,156           1,007            1,167
Amortization of
  intangibles(b).........     1,421      1,400     2,025        3,724       5,207           2,194            1,634
Write-off of
  intangibles............     --         --        --          --           7,292        --                  1,720
Restructuring costs......     --         --        --          --          --            --                  1,093
                           --------   --------   --------   ---------   ---------   --------------   --------------
  Income (loss) from
    operations...........     6,094      6,180     7,004       10,623       5,180           6,574             (311)
                           --------   --------   --------   ---------   ---------   --------------   --------------
Other (income) expense,
  net(c).................       632        (62)      477          259         158              62               11
Interest expense, net....     3,147      3,044     3,899        8,483      11,842           5,696            6,250
Amortization of debt
  financing costs........       365        479       433          447         492             261              313
                           --------   --------   --------   ---------   ---------   --------------   --------------
  Income (loss) before
    extraordinary item,
    cumulative effect of
    change in accounting
    principle and income
    taxes................     1,950      2,719     2,195        1,434      (7,312)            555           (6,885)
Income taxes(d)..........     1,287      1,521     1,095        1,294         865             755           (1,650)
                           --------   --------   --------   ---------   ---------   --------------   --------------
  Income (loss) before
    extraordinary item
    and cumulative effect
    of change in
    accounting
    principle............       663      1,198     1,100          140      (8,177)           (200)          (5,235)
Extraordinary item,
  net(e).................                  889       790                    1,265           1,265         --
Cumulative effect of
  change in accounting
  principle(d)...........     --         --           85       --          --            --               --
                           --------   --------   --------   ---------   ---------   --------------   --------------
Net income (loss)........  $    663   $    309   $   225    $     140   $  (9,442)  $      (1,465)   $      (5,235)
                           --------   --------   --------   ---------   ---------   --------------   --------------
                           --------   --------   --------   ---------   ---------   --------------   --------------
Income (loss) per share
  before extraordinary
  item and cumulative
  effect of change in
  accounting principle...  $  (0.01)  $   0.10   $  0.06    $   (0.04)  $   (0.77)  $       (0.05)   $       (0.49)
                           --------   --------   --------   ---------   ---------   --------------   --------------
                           --------   --------   --------   ---------   ---------   --------------   --------------
Net income (loss) per
  common share...........  $  (0.01)  $   0.02   $ (0.02)   $   (0.04)  $   (0.88)  $       (0.16)   $       (0.49)
                           --------   --------   --------   ---------   ---------   --------------   --------------
                           --------   --------   --------   ---------   ---------   --------------   --------------

BALANCE SHEET DATA (AT
  END OF PERIOD):
Working capital..........  $  2,920   $  7,109   $11,049    $  13,747   $  21,370   $      32,354    $      14,370
Total assets.............    44,031     50,896   110,820      129,315     152,227         156,557          148,180
Total debt...............    30,611     38,140    77,467       91,912     117,913         117,798          121,152
Redeemable warrants(f)...     2,483      2,600     3,055        3,665       4,560           4,088            5,086
Total shareholders'
  equity (deficit).......     2,719      2,597     5,393        6,694      (3,801)          4,822          (10,204)

CASH FLOW DATA:
Net cash provided by
  operating activities...  $  7,699   $  6,768   $ 9,351    $   8,422   $  18,795   $       8,559    $       2,976
Net cash used in
  investing activities...    (8,947)    (9,119)  (38,418)     (24,648)    (31,271)        (16,010)          (9,284)
Net cash provided by
  financing activities...       229      3,538    30,099       14,785      19,511          21,214              839

OPERATING AND OTHER DATA:
U.S. Closure unit volume
  (in millions)..........     3,763      3,980     4,893        8,476       9,606           4,549            4,503
U.S. Closure unit volume
  growth(g)..............      11.5%       5.8%     22.9%        73.2%       13.3%           13.5%            (1.0)%
EBITDA(h)................  $ 11,085   $ 12,883   $14,728    $  23,588   $  27,783   $      14,323    $       9,483
Depreciation and
  amortization(i)........     5,920      6,845     8,357       12,789      15,961           8,072            7,305
Capital expenditures.....     8,089      9,564     6,159       11,302      27,194          16,372            9,284
Ratio of earnings to
  fixed charges(j).......       1.4x       1.3x      1.2x         1.2x     --            --               --


------------------------

(FOOTNOTES ON FOLLOWING PAGE)

------------------------------

(FOOTNOTES FROM PRECEDING PAGE)

(a) Includes ten months of operations before the Nepco acquisition on June 30, 1994 and two months of operations after the acquisition.

(b) Includes amortization of patents, goodwill and covenants not to compete.

(c) Other expenses include financing costs and other expenses, net.

(d) The Company adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" in the fiscal year ended August 31, 1994. The cumulative effect on prior years is shown in fiscal 1994.

(e) Extraordinary item refers to extinguishment of certain debt, net of income tax benefit.

(f) The redeemable warrants entitle the holders thereof to purchase an aggregate of 2,492,741 shares of the Company's common stock. If the Company does not complete an initial public offering of its common stock by June 30, 1999 (for certain warrants) or August 1, 2001 (for other warrants), the holders may require the Company to repurchase the warrants at the higher of current market value or an amount computed under the warrant agreement.

(g) These results reflect closure unit volume growth of the Company including Nepco after June 30, 1994. On a pro forma combined basis, the closure unit volume growth for Portola and Nepco was 11.6% for the fiscal year ended August 31, 1994.


(h) EBITDA represents, for any relevant period, income (loss) before income taxes, extraordinary item, cumulative effect of change in accounting principle, write-off of intangible assets, restructuring costs, depreciation of property, plant and equipment, interest expense, net, amortization of intangible assets and non-recurring legal expenses associated with the Company's litigation with Scholle Corporation through October 2, 1995. See "Item 3-Legal Proceedings." The non-recurring legal expenses associated with the Scholle Corporation litigation for the fiscal years ended August 31, 1993, 1994 and 1995 were $275,000, $277,000 and $882,000, respectively.
    EBITDA is not intended to represent and should not be considered more meaningful than, or an alternative to, net income, cash flow or other measure of performance in accordance with generally accepted accounting principles. EBITDA data is included because the Company understands that such information is used by certain investors as one measure of an issuer's historical ability to service debt and because certain restrictive covenants in the Indenture are based on a term very similar to the Company's EBITDA. EBITDA measures presented may not be comparable to similarly-titled performance measures of other companies.


(i) Includes amortization of debt financing costs.


(j) For the purpose of calculating the ratio of earnings to fixed charges, "earnings" represents income before provision for income taxes and fixed charges. "Fixed charges" consist of interest expense, amortization of debt financing costs and the portion of lease expense which management believes is representative of the interest component of lease expense. The ratio of earnings to fixed charges for the year ended August 31, 1996 resulted in a deficiency of $9.4 million, primarily as a result of the write-off of intangible assets of $7.3 million, and for the six months ended February 29, 1996 and February 28, 1997, resulted in a deficiency of $1.6 million and $6.9 million, respectively.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

    The Company is a major designer, manufacturer and marketer of tamper evident plastic closures and related equipment used for packaging applications in dairy, bottled water, fruit juice, sport drinks, institutional food products and other non-carbonated beverage products. The Company was acquired in 1986 through a leveraged acquisition led by Jack L. Watts, the Company's current Chairman of the Board and Chief Executive Officer. Since the acquisition, management has focused its efforts on four principal areas: (i) continuing growth by converting new customers to its plastic closures; (ii) developing new products and improving existing products; (iii) achieving productivity improvements in its manufacturing and material handling operations; and (iv) seeking strategic acquisitions.

    On June 30, 1994, the Company acquired Nepco for a purchase price of $43.7 million. This acquisition has been accounted for as a purchase, and the results of Nepco's operations have been consolidated with those of the Company commencing July 1, 1994. On June 16, 1995, the Company consummated the Western Canadian Acquisition in which the Company purchased for $13.6 million the 50% interest it had not previously owned in Canada Cap Snap Corporation, a British Columbia corporation engaged in manufacturing and distributing small closures in western Canada, together with all the capital stock of two affiliated plastic bottle manufacturers. These three companies were amalgamated in connection with the closing of the acquisition and the combined entity now operates under the name "Portola Packaging Canada Ltd." The Western Canadian Acquisition has been accounted for as a purchase, and the results of the western Canadian operations have been consolidated with those of the Company commencing June 16, 1995. On September 1, 1995, the Company acquired, for a purchase price of $1.5 million, the remaining 50% interest it had not previously owned in Cap Snap (U.K.) Ltd., now known as "Portola Packaging Ltd." The U.K. Acquisition has been accounted for as a purchase, and the results of the U.K. operations have been consolidated with those of the Company commencing September 1, 1995. On September 1, 1996, the Company consummated the Eastern Canadian Acquisition in which the Company purchased for $3.0 million all of the capital stock of Rapid Plast J-P. Inc. Rapid Plast was amalgamated with the wholly-owned subsidiary formed by the Company to make the acquisition and was renamed "Portola Packaging Ltd." The Eastern Canadian Acquisition has been accounted for as a purchase, and the results of the eastern Canadian operations have been consolidated with those of the Company commencing September 1, 1996.

RESULTS OF OPERATIONS


SIX MONTHS ENDED FEBRUARY 28, 1997 COMPARED TO SIX MONTHS ENDED FEBRUARY 29,
  1996



    Sales increased $6.1 million, or 8.2%, from $73.9 million for the six months ended February 29, 1996 to $80.0 million for the six months ended February 28, 1997. These increases were primarily due to increased sales volumes from operations in the United Kingdom and Canada as these newer subsidiaries continue to increase their operations. Sales from domestic operations remained relatively constant, as declines in equipment sales were offset by increased volume in closure sales. These sales increases were primarily the result of increased unit sales, and price increases were not a factor.



    Gross profit decreased $3.1 million, or 17.4%, to $14.9 million for the six months ended February 28, 1997 from $18.0 million for the same period in fiscal 1996. Gross profit as a percentage of sales decreased from 24.4% for the six months ended February 29, 1996 to 18.6% for the same period in fiscal 1997. The margin decrease was due to the mix of sales, with higher sales from the Canadian and United Kingdom operations, all of which have had relatively low margins. The Company anticipates sales from its Canadian and United Kingdom operations to continue to comprise a larger percentage of its total sales than has been the case in the past, and in the near-term the margins from these operations are anticipated to remain relatively low although the Company expects that over time the margins from these operations will improve. In addition, margins in the domestic closure business were down slightly for the six month period ended February 28, 1997 as compared with the same period of the prior year. The Company has taken measures to improve productivity and quality in its core business, and in December 1996 began implementing a restructuring plan which consolidated its separate Closure, Packaging and Manufacturing divisions. This restructuring plan included a reduction in staff positions and the closure of its Portland, Oregon plant in February 1997. The Company recorded a restructuring charge of approximately $1.1 million and wrote off goodwill of $1.7 million in connection with this restructuring plan in the quarter ended February 28, 1997. Additionally, in March 1997, the Company announced further restructuring changes designed to improve productivity, and announced the closure of its Bettendorf, Iowa plant scheduled to occur in July 1997.



    Selling, general and administrative expenses were $9.6 million for the six months ended February 28, 1997, an increase of $1.3 million, or 16.2%, from expenses of $8.2 million for the same period in fiscal 1996. As a percentage of sales for the six months ended February 28, 1997, selling, general and administrative expenses were 12.0% as compared to 11.2% for the same period in fiscal 1996. These increases are primarily due to increases in personnel in the sales and marketing area, increases in personnel in the Company's United Kingdom and Canadian operations as these companies continue to grow and as a result of the acquisition of Rapid Plast in September 1996, and an increase in legal fees primarily due to patent litigation.



    Research and development expense was $1.2 million for the six months ended February 28, 1997, an increase of $160,000, or 15.9%, from $1.0 million for the same period in fiscal 1996. As a percentage of sales, research and development expense was 1.5% for the six months ended February 28, 1997, as compared to 1.4% for the same period in fiscal 1996. The absolute increase in research and development expense was due primarily to increased staffing to address expanded new product development opportunities.



    Amortization of intangibles (consisting of amortization of patents, goodwill and covenants not to compete) decreased $560,000, or 25.5%, to $1.6 million for the six months ended February 28, 1997 as compared to $2.2 million for the same period in fiscal 1996. The decrease was primarily due to a decrease in patent amortization due to the write-down of patent costs in August 1996.



    In February 1997, the Company wrote off goodwill of $1.7 million in connection with the closure of its Portland, Oregon plant in February 1997.



    In the quarter ending February 28, 1997 the Company recorded a restructuring charge of $1.1 million primarily for employee severance payments in connection with the closure of its Portland, Oregon plant in February 1997 in connection with its restructuring plan. In March 1997 the Company announced further restructuring plans designed to improve productivity which include the closure of its Bettendorf, Iowa plant scheduled for July 1997. The Company anticipates it will record an additional restructuring charge in connection with this restructuring plan in the quarter ending May 31, 1997, although it is not able to estimate the amount of such charge at this time.



    Interest income decreased $395,000 to $289,000 for the six months ended February 28, 1997 from $684,000 for the same period in fiscal 1996. This decline was primarily due to lower levels of invested cash in fiscal 1997 as compared to fiscal 1996. Higher levels of cash were available for investment during fiscal 1996 due to completion of the $110 million senior notes financing in early October 1995.



    Interest expense increased $159,000 to $6.5 million for the six months ended February 28, 1997 as compared to $6.4 million for the same period in fiscal 1996. These increases were primarily due to a higher level of debt in fiscal 1997 due to the issuance of $110 million of 10.75% senior notes due on October 2, 1995, and to a lesser extent to borrowings under the Company's line of credit in fiscal 1997.



    Amortization of debt financing costs increased $52,000 to $313,000 for the six months ended February 28, 1997 as compared to $261,000 for the same period in fiscal 1996. Debt financing costs are primarily attributable to the $110 million senior notes issued in October 1995 and to a lesser extent, debt financing incurred in western Canada.



    Other expense for the six months ended February 28, 1997 was $11,000 compared to $62,000 for the same period in fiscal 1996.



    The Company recorded a benefit from income taxes of $1.7 million for the six months ended February 28, 1997 based on its pre-tax loss using an effective tax rate of 24% in anticipation of its expected tax rate for the entire fiscal year. The actual effective tax rate for the entire fiscal year could vary substantially depending on actual results achieved. The Company had an effective tax rate of 11.8% for fiscal 1996. Income tax expense does not bear a normal relationship to income before income taxes primarily due to nondeductible goodwill and other intangibles arising from the Company's acquisitions.



    An extraordinary item of $1,265,000, net of taxes, was recorded for the six months ended February 29, 1996, as loan fees and other costs were expensed in connection with an early extinguishment of debt resulting from the $110 million senior notes issue in October 1995.


FISCAL YEAR ENDED AUGUST 31, 1996 COMPARED TO FISCAL YEAR ENDED AUGUST 31, 1995

    Sales increased $34.8 million, or 27.9%, from $124.7 million for fiscal 1995 to $159.5 million for fiscal 1996. Of the increase, $8.1 million was attributable to sales from western Canadian operations acquired by the Company on June 16, 1995 and $5.7 million was attributable to sales from the United Kingdom operations acquired by the Company on September 1, 1995. Equipment sales increased $3.2 million, primarily due to an increase in sales of fitment applicator equipment, somewhat offset by a decrease in sales of water and dairy applicator equipment. The majority of the increase in sales, $18.5 million, was due to increases in closures sales volumes, consisting principally of $10.3 million in increased sales of small closures, $5.7 million in increases in sales of fitments and $2.5 million in increases in sales of five gallon and widemouth closures.

    Gross profit increased $9.2 million, or 28.1%, to $41.9 million for fiscal 1996, as compared to $32.7 million for fiscal 1995. Gross profit as a percentage of sales remained constant at 26.2% for fiscal 1996 and 1995. The absolute increase in gross profit was primarily due to increased sales in closure products and, to a lesser extent, the June 1995 acquisition of the western Canadian operations, offset by a loss from the United Kingdom operations acquired in September 1995.

    Selling, general and administrative expense increased $5.4 million, or 32.4%, to $22.0 million for fiscal 1996, as compared to $16.6 million for fiscal 1995, and increased as a percentage of sales from 13.4% for fiscal 1995 to 13.8% for fiscal 1996. Of the absolute increase, approximately $1.6 million represented increased commissions and approximately $785,000 was due to increased advertising, public relations and marketing consulting expenses. The higher level of sales in fiscal 1996 as compared to fiscal 1995 resulted in the increase in commission expense. The remaining increases were primarily due to the increased operations of the corporation and resulting infrastructure increases.

    Research and development expenses increased $474,000, or 28.2%, to $2.2 million for fiscal 1996, as compared to $1.7 million for fiscal 1995, and increased as a percentage of sales from 1.3% in fiscal 1995 to 1.4% in fiscal 1996. The absolute increase in research and development expenses was due primarily to increased expenditures for new product prototypes and patent expenses.

    Amortization of intangibles (consisting of amortization of patents and technology licenses, goodwill and covenants not to compete) increased $1.5 million, or 39.8%, to $5.2 million for fiscal 1996, as compared to $3.7 million for fiscal 1995. Of the increase, approximately $600,000 was due to an increase in amortization of patents and acquired technology, primarily resulting from the U.K. Acquisition, approximately $315,000 was due to an increase in amortization of goodwill, primarily resulting from the Western Canadian and U.K. Acquisitions, and approximately $550,000 of the increase related to amortization of the covenant not to compete relating to the Western Canadian Acquisition.

    The write-off of intangibles of $7.3 million in fiscal 1996 related to the adoption of Financial Accounting Standards Board Statement No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS 121) during fiscal 1996, which requires the Company to review for impairment long-lived assets, certain identifiable intangibles and goodwill related to those assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. This statement requires impairment losses to be recognized for assets that do not have realizable carrying values and requires valuation of impairments at the lowest level of identifiable cash flows. Previously, the Company evaluated long-lived assets on a divisional or group basis using undiscounted cash flows. Due to changes in market conditions in certain markets and manufacturing facilities, the Company evaluated portions of its goodwill recorded in connection with its acquisitions of Nepco and Portola Packaging Canada Ltd. The Company recorded impairment losses of $421,000 and $2,332,000 related to goodwill recorded in the acquisition of Nepco and Portola Packaging Canada Ltd., respectively. The Company also undertook a detailed study of its patents and began to evaluate cash flows on an individual product family basis for impairment. Previously, patents were evaluated on a group basis for impairment. This change in methodology was implemented to be consistent with SFAS 121's requirement to evaluate cash flows from intangibles at the lowest identifiable level and resulted in a write-down of $4,539,000.

    Income from operations decreased $5.4 million, or 51.2%, to $5.2 million for fiscal 1996, as compared to $10.6 million for fiscal 1995, and decreased as a percentage of sales from 8.5% for fiscal 1995 to 3.2% for fiscal 1996. These changes were due to the factors summarized above and primarily reflect the write-off of intangible assets of $7.3 million.

    Net interest expense increased $3.3 million to $11.8 million for fiscal 1996, as compared to $8.5 million for fiscal 1995, primarily as a result of increased borrowings to fund acquisitions, capital expenditures and higher working capital requirements associated with increased sales levels.

    Amortization of debt financing costs increased $45,000 to $492,000 for fiscal 1996, as compared to $447,000 for fiscal 1995.

    Other expense decreased $101,000 to $158,000 in fiscal 1996 as compared to $259,000 in fiscal 1995.

    Income taxes decreased $429,000 to $865,000 for fiscal 1996, as compared to $1.3 million for fiscal 1995.

    Income (loss) before extraordinary item and cumulative effect of change in accounting principle decreased to a loss of $8.2 million in fiscal 1996, as compared to income of $140,000 in fiscal 1995. Net income (loss) decreased to a loss of $9.4 million in fiscal 1996, as compared to income of $140,000 in fiscal 1995. In October 1995, the Company refinanced its debt to provide additional capacity for growth, resulting in an extraordinary charge of $1.3 million, net of taxes, relating to loan fees and other costs relating to the early extinguishment of debt.

FISCAL YEAR ENDED AUGUST 31, 1995 COMPARED TO FISCAL YEAR ENDED AUGUST 31, 1994

    Sales increased $54.4 million, or 77.3%, from $70.3 million for fiscal 1994 to $124.7 million for fiscal 1995. Of the increase, $41.1 million was attributable to sales from Nepco operations acquired by the Company on June 30, 1994. Of the remainder, $5.5 million was attributable to an increase in equipment sales, primarily due to international sales of PortaPlants and equipment to attach fitments to gabletop paperboard containers, $3.9 million resulted from closure price increases primarily driven by higher resin costs and $2.5 million was due to increased unit sales of five gallon and widemouth closures.

    Gross profit increased $14.1 million, or 75.6%, to $32.7 million for fiscal 1995, as compared to $18.6 million for fiscal 1994. Gross profit as a percentage of sales decreased slightly from 26.5% for fiscal 1994 to 26.2% for fiscal 1995. The absolute increase in gross profit was primarily due to the Nepco acquisition and, to a lesser extent, to increased sales in other product lines. The margin decline was due to increased sales of low-margin fitment attachment equipment and to increases in resin costs that, although offset by price increases in approximately the same amounts, had the effect of decreasing gross profit margins.

    Selling, general and administrative expense increased $7.8 million, or 88.7%, to $16.6 million for fiscal 1995, as compared to $8.8 million for fiscal 1994, and increased as a percentage of sales from 12.6% for fiscal 1994 to 13.4% for fiscal 1995. Of the absolute increase, approximately $3.7 million was due to a full year of selling, general and administrative expenses at Nepco in fiscal 1995, approximately $2.7 million represented increased general and administrative expenses due primarily to the increased size of the corporation and resulting infrastructure increases, $835,000 represented increased commissions due to higher sales revenues and $576,000 was due to increased legal expenses primarily associated with the Scholle patent infringement lawsuit.

    Research and development expense increased $918,000, or 120.2%, to $1.7 million for fiscal 1995, as compared to $764,000 for fiscal 1994, and increased as a percentage of sales from 1.1% in fiscal 1994 to 1.3% in fiscal 1995. Of the absolute increase in research and development expense, $525,000 was due primarily to increased staffing and the balance was the result of increased expenditures for new product prototypes and patent expenses.

    Amortization of intangibles (consisting of amortization of patents, goodwill and covenants not to compete) increased $1.7 million, or 83.9%, to $3.7 million for fiscal 1995, as compared to $2.0 million for fiscal 1994. Of the increase, $938,000 was due to goodwill amortization resulting from the Nepco acquisition and $729,000 resulted from the amortization of the covenants not to compete which relate to the acquisition of Nepco.

    Income from operations increased $3.6 million, or 51.7%, to $10.6 million for fiscal 1995, as compared to $7.0 million for fiscal 1994, but decreased as a percentage of sales from 10.0% for fiscal 1994 to 8.5% for fiscal 1995. These changes were due to the factors summarized above.

    Other expense, net declined $218,000 to $259,000 for fiscal 1995, as compared to $477,000 for fiscal 1994.

    Interest expense, net increased $4.6 million to $8.5 million for fiscal 1995, as compared to $3.9 million for fiscal 1994, primarily as a result of increased borrowings to fund the Nepco acquisition and higher working capital requirements associated with increased sales levels.

    Amortization of debt financing costs increased $14,000 to $447,000 for fiscal 1995, as compared to $433,000 for fiscal 1994.

    Income taxes increased $199,000 to $1.3 million for fiscal 1995, as compared to $1.1 million for fiscal 1994.

    Income before extraordinary item and cumulative effect of change in accounting principle decreased $960,000 to $140,000 for fiscal 1995, as compared to $1.1 million for fiscal 1994. Net income decreased $85,000 to $140,000 for fiscal 1995, as compared to $225,000 for fiscal 1994. An extraordinary charge of $790,000 net of taxes was recorded for fiscal 1994, as loan fees and other costs were expensed in connection with an early extinguishment of debt resulting from the Nepco acquisition. During fiscal 1994, the Company adopted SFAS 109, which resulted in a cumulative charge against earnings of $85,000.

LIQUIDITY AND CAPITAL RESOURCES


    The Company has relied primarily upon cash from operations, borrowings from financial institutions and sales of common stock to finance its operations, repay long-term indebtedness and fund capital expenditures and acquisitions. At February 28, 1997, the Company had cash and cash equivalents of $2.3 million, a decrease of $5.5 million from August 31, 1996.



    Cash provided by operations totaled $3.0 million for the six months ended February 28, 1997, a $5.6 million decrease from the $8.6 million provided by operations for the six months ended February 29,

1996. Other current assets used funds of $1.2 million in the six months ended February 28, 1997, compared to using funds of $726,000 in the same period of the prior year. Accounts payable used funds of $1.9 million in the first half of fiscal 1997 compared to using funds of $2.9 million in the first half of fiscal 1996, and accrued expenses used funds of $50,000 in the first six months of fiscal 1997 as compared to using funds of $1.0 million in the same period of fiscal 1996. Accrued interest expense provided funds of $79,000 in the first half of fiscal 1997 compared to providing funds of $4.2 million in the same period of fiscal 1996.



    Cash used in investing activities was $9.3 million for the three months ended February 28, 1997, as compared to $16.0 million for the three months ended February 29, 1997. This consisted primarily of additions to property and equipment. The Company anticipates capital expenditures for fiscal 1997 will be approximately $25 million, as a result of capital additions for the United Kingdom facility and for newer products, principally fitments and push-pull closures, and to support expanded operations through recently completed acquisitions.



    Cash provided by financing activities was $839,000 for the first half of fiscal 1997 compared to $21.2 million for the first half of fiscal 1996. On October 2, 1995 the Company completed an offering of $110 million of senior notes that mature on October 1, 2005. The net proceeds of the offering were approximately $106 million, of which $83 million was used to retire the Company's outstanding debt under its senior term loans, revolving facility and senior subordinated notes. As of February 28, 1997, the Company had borrowed $2 million under its $35 million revolving line of credit.



    The Company had been the defendant in litigation with Scholle Corporation ("Scholle") related to alleged patent infringement on five-gallon non-spill caps (see Note 9 of the Notes to Consolidated Financial Statements). On January 2, 1996, the court denied further motions and entered the jury's verdict making the Company liable for damages of $0.01 per closure unit sold. In June 1996, the Company reached a settlement agreement with Scholle, whereby Scholle granted to the Company a non-exclusive license to use certain of its patents, and the Company agreed to pay a royalty to Scholle of $0.01 per five-gallon non-spill closure unit sold. The Company remained liable for damages of $0.01 per closure unit sold prior to the date of the settlement agreement, plus interest at a rate of 10% on all past due amounts. The Company made a payment of $1.7 million to Scholle on July 1, 1996 in settlement of all amounts due, including interest, through May 31, 1996. Such amount had been accrued in the Company's financial statements.



    On March 19, 1997, the staff of the Securities and Exchange Commission (the "Commission") informed the Company of its position that sales of the Notes made after December 31, 1996 by Chase Securities Inc. ("Chase Securities"), which may be an affiliate of the Company and which has made and in the future may make a market in the Notes, were made without a current effective registration statement being in effect. The Company believed that it had a current effective registration statement at the time of such sales. However, the Company immediately notified Chase Securities of the Commission staff's position and Chase Securities ceased trading in the Notes. The Company has been informed by Chase Securities that during the period from January 1, 1997 to March 20, 1997, Chase Securities sold an aggregate of approximately $14 million of the Notes in transactions at prices above the par value of the Notes. As of April 25, 1997, the Notes were trading at a price slightly below par value.



    At the request of the Commission staff, the Company will notify the buyers of the Notes sold by Chase Securities in such transactions that in the view of the Commission staff the sales of such Notes may be subject to rescission. Under the terms of the underwriting arrangement entered into with Chase Securities in 1995, the Company may be required to indemnify Chase Securities for any loss incurred by Chase Securities in connection with a rescission. To the extent that rescissions were made, the Company's exposure generally would be equal to the difference between the price at which the Notes were repurchased and the price at which the Notes could be resold. The amount of the potential loss would increase or decrease depending upon the then-current price of the Notes. The ultimate loss, if any, incurred by the Company will be dependent upon the extent to which Noteholders exercise their potential rescission rights and the then-current market price of the Notes. The Company believes that its cash resources, including its borrowings under its line of credit, are adequate to cover any such loss without materially affecting the normal conduct of its business. The Company has not accrued a liability in its financial statements as of February 28, 1997 for the possible rescission of certain sales of the Notes, since the Company has not made a determination that it is probable that a loss on rescission will be incurred by the Company. Moreover, the Company has been informed by Chase Securities that all trades through February 28, 1997 were in excess of par value, and believes that any such loss as of February 28, 1997 would not have been material.



    At February 28, 1997, the Company had $2.3 million in cash and cash equivalents, as well as borrowing capacity under the revolving credit line (of which $33 million was available for draw as of February 28, 1997 and $28 million was available for draw as of April 18, 1997). Management believes that these resources, together with anticipated cash flow from operations, will be adequate to fund the Company's operations, debt service requirements and capital expenditures into fiscal 1998.


INFLATION


    Resin comprises a significant portion of the Company's raw material costs. Most of the Company's closures are priced based in part on the cost of the plastic resins from which they are produced. Historically, the Company has been able to pass on increases in resin prices directly to its customers on a timely basis. In recent years, the Company has benefited from relatively stable or declining prices for raw materials other than plastic resins. In the event significant inflationary trends were to resume, management believes that the Company would generally be able to offset the effects thereof through a combination of continuing improvements in operating efficiencies and price increases. There can be no assurance, however, that any such cost increases can continue to be passed through to the Company's customers. See "Risk Factors--Possible Adverse Effect of Changes in Resin Prices." The Company has not entered into any hedging arrangements to minimize the risk associated with resin price fluctuations or interest rate fluctuations.


SEASONALITY

    The Company's sales and earnings reflect a seasonal pattern as a result of greater sales volumes during the summer months. For example, in fiscal 1996, 46% of sales occurred in the first half of the year (September through February) while 54% of sales were generated in the second half (March through August). The effect of seasonality on income from operations is usually somewhat more pronounced, although in fiscal 1996 the Company recorded a loss from operations in the second half of the year due to the write-down of intangible assets previously discussed.

INCOME TAXES

    Income tax expense does not bear a normal relationship to income before income taxes primarily due to nondeductible goodwill arising from the Nepco acquisition and other acquisitions.

RECENT ACCOUNTING PRONOUNCEMENTS


    During February 1997, the Financial Accounting Standards Board issued Statement No. 128 (SFAS 128), "Earnings per Share," and in March 1997 issued Statement No. 129 (SFAS 129), "Disclosures of Information About Capital Structure," both of which specify the computation, presentation and disclosure requirements for Earnings per Share. SFAS 128 and SFAS 129 will become effective for the
Company's 1998 fiscal year. The Company is currently studying the implications of these statements and has not yet determined the impact of adopting such statements on the Company's financial statements.


SUBSEQUENT EVENTS


    In March 1997, the Company announced further restructuring changes designed to provide productivity improvements in its core business. This phase of the restructure includes an elimination of several additional management positions and the closure of its Bettendorf, Iowa plant in July 1997. The Bettendorf plant has been listed for sale. The Company expects to record a restructuring charge in connection with this restructuring plan in the quarter ending May 31, 1997, although it is not able to estimate the amount of such charge at this time.



    In April 1997, the Company designated its eastern Canadian subsidiary and its United Kingdom subsidiary as "restricted" subsidiaries. These subsidiaries had previously been designated "unrestricted subsidiaries." The Company's western Canadian subsidiary continues to be operated as an "unrestricted subsidiary." Under the terms of the Indenture pertaining to the senior notes issued in October 1995, amounts that may be invested by the Company in its unrestricted subsidiaries are subject to limitations.


DISCLOSURES REGARDING FORWARD-LOOKING STATEMENTS

    This Prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this Prospectus, including, without limitation, statements contained in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" regarding the Company's financing alternatives, financial position, business strategy, plans and objectives of management of the Company for future operations and industry conditions, are forward-looking statements. Although the Company believes that the expectations reflected in any such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Any forward-looking statements herein are subject to certain risks and uncertainties in the Company's business, including but not limited to, competition in its markets and reliance on key customers, all of which may be beyond the control of the Company. Any one or more of these factors could cause actual results to differ materially from those expressed in any forward-looking statement. All subsequent written and oral forward-looking statements attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements disclosed in this paragraph and elsewhere in this Prospectus.

                                    BUSINESS

OVERVIEW


    Portola Packaging, Inc. (together with its subsidiaries referred to as the "Company" or "Portola") was incorporated in California in 1964, and reincorporated in Delaware in April 1994. The Company (formerly known as Cap Snap Seal, Inc.) was acquired from the founding family in 1986 by a group led by Jack L. Watts, the Company's current Chairman of the Board and Chief Executive Officer. Since Portola was acquired from the founding family, the size of the Company as measured by sales and closure unit volume has increased from $26.1 million in sales and 2.1 billion in units sold for fiscal 1987 to $159.5 million in sales and 9.6 billion in units sold for fiscal 1996. Mr. Watts and other members of senior management own or control 26.6%, on a fully diluted basis, of the common stock of the Company. Portola's senior management has significant experience in the plastic packaging business and an average tenure of seven years at the Company.


    The Company is a leading designer, manufacturer and marketer of tamper evident plastic closures and related equipment used for packaging applications in dairy, fruit juice, bottled water, sports drinks, institutional food products and other non-carbonated beverage products. The Company's principal closure product lines include (i) small closures, (ii) five gallon closures, (iii) widemouth closures, (iv) fitments for gable-top paperboard containers and (v) push-pull dispensing closures for bottled water, flavored water and sports drinks. Portola also designs, manufactures and supplies high speed capping equipment and customized water bottling systems, which are marketed by the Company primarily under the tradename "PortaPlant". Portola's closure products are primarily manufactured domestically using a technologically advanced, high speed injection molding process at nine modern manufacturing facilities strategically located throughout the United States. Management believes that the Company is a leader in a majority of the markets it serves and that the Company is the sole or largest supplier of plastic closures for a majority of its customers. The Company sells over 9.6 billion closures annually under the names Cap Snap, Nepco, Portola and other brand names to over 3,000 customers. Most of the Company's customers have been doing business with the Company for more than ten years. The Company's products are used to cap such well known consumer products as Borden milk, Dole juices, Poland Spring bottled water, Pepsi-Cola fountain syrups and Kraft barbecue sauce. Many features of the Company's closure products are proprietary, and Portola holds more than 85 active patents on the design of container closures and compatible bottle necks.

    During the past decade, the plastic closure market has grown faster than the overall closure market in the United States. This growth is primarily due to certain advantages that plastic closures have over metal closures, including greater performance and design flexibility, the growing demand for tamper evident packaging and the comparatively lower cost and lighter weight of plastic closures, an important factor in the packaging industry, where transportation costs are a significant portion of overall product costs. Demand for plastic closures has also grown with the increased use of plastic containers and the conversion of paperboard containers to plastic containers.

BUSINESS STRATEGY

    The Company's primary strategy is to increase cash flow by maintaining and extending its leading position in niche product applications within the plastic closure and bottling industry. To support this strategy, the Company focuses on
(i) advancing research and development and product engineering, (ii) providing dedicated customer support and total product solutions for customers, (iii) continuing to improve production efficiencies and enhance low cost manufacturing capabilities, (iv) expanding sales in international markets where significant growth opportunities exist and (v) seeking strategic acquisitions that will strengthen the Company's competitive position.

    EMPHASIZING RESEARCH AND DEVELOPMENT AND PRODUCT ENGINEERING. The Company is continuing its commitment to research and development, a commitment that has led to significant product innovations.

These innovations include the original snap cap design and the five gallon closure, the "tear strip" feature that has become a standard tamper evident mechanism for food and non-carbonated beverage products and, more recently, an improved recloseable plastic dispensing fitment for gable-top fruit juice and milk cartons and the snap-screw cap.

    EMPHASIZING CUSTOMER SUPPORT AND TOTAL PRODUCT SOLUTIONS. The Company seeks to preserve its long-term relationships with customers and attract new customers by providing superior on-time delivery and technical service and support and by marketing its products as "total product solutions." The total product solution approach includes seeking at all times to provide plastic closures designed to meet customer specifications, compatible container necks and neck inserts, capping and filling equipment and on-going service and support.


    CONTINUING TO ENHANCE LOW COST MANUFACTURING CAPABILITIES. The Company's operations emphasize minimizing production and raw materials purchasing costs. The Company has a continuing productivity improvement program designed to further automate its production flow, streamline its workforce and upgrade its molds, equipment and systems. See "--Raw Materials and Production."



    EXPANDING SALES IN INTERNATIONAL MARKETS. The Company expects significant growth in international markets for plastic closures and capping and filling equipment, as bottled water and other non-carbonated water companies in Europe, the Far East, Latin America and elsewhere adopt more advanced packaging materials and techniques. The Company is seeking to capitalize on the opportunity for expansion into international markets through the formation of joint ventures with local bottle manufacturers and distributors and by increasing export sales of closures and capping and filling equipment. To date, the Company has entered into a joint venture in Mexico and has acquired its Canadian and United Kingdom subsidiaries. In addition, the Company is currently structuring a joint venture arrangement in Shanghai, China, although there can be no assurance that such arrangement will be consummated. The Company has no firm plans at this time for expansion into other international markets although it will continue to evaluate other expansion opportunities as they arise. See "--International Sales and Joint Ventures."



    SEEKING STRATEGIC ACQUISITIONS. Portola plans to continue its program of seeking to acquire businesses serving similar customers using proprietary product and process technology that offer opportunities to improve costs or extend the Company's product lines. Since fiscal 1994, the Company has acquired Nepco and completed its Canadian and United Kingdom acquisitions, entered into a joint venture in Mexico and is currently structuring a joint venture arrangement in China.


PLASTIC CLOSURE MARKET

    Portola competes in the closure segment of the worldwide container packaging industry, focusing specifically on proprietary tamper evident plastic closure applications. Container closure devices have various applications with designs engineered to meet specific use requirements. Major product applications for container closures include food, beverages, toiletries, cosmetics, drugs and pharmaceuticals.

    Closure design is a function of the type of container and its contents. Products which are carbonated, perishable, highly acidic or susceptible to tampering all require specialized capping applications. In many instances, it may be necessary for the container to be resealable, or it may be preferable for the contents to be dispensed through the closure without the closure being removed. Subject to these and other packaging requirements, container closures can be made from either plastic or metal.

    Demand for plastic closures has expanded with the increase in demand for plastic containers. Over the past several years, rigid and flexible plastic containers have experienced significant growth in market share at the expense of other materials such as glass and metal. Plastic containers have several advantages over glass and metal in that they are relatively inexpensive as well as flexible and light weight-important factors in the transportation-sensitive packaging industry. Since the process used to produce plastic closures differs substantially from that used to produce plastic containers, many manufacturers of plastic products have focused on either closures or containers but not on both types of products.

    The use of plastic closures has grown with the trend toward tamper evident packaging. A tamper evident feature is highly valued by the food and beverage market and the pharmaceutical market, and tamper evident features are experiencing growth in most segments of the closure market. While certain tamper evident devices can be incorporated into metal closures, the most sophisticated devices have been developed for plastic closures. Portola invented the original snap-on cap design as well as the "tear strip" feature with breakaway bands for plastic closures, which provided the standard tamper evidency mechanism for the food and non-carbonated beverage industries.

    Historically, demand for the Company's products has been a function of population growth, increasing concerns by the public about the sanitation of packaged food and beverage products, and the continued increase in the use of plastic containers, as opposed to glass or metal, throughout the packaged food industry. For juice and bottled water markets, demand is also a function of seasonal climate variations, warm weather being responsible for increased consumption. See "--Products" and "--Product Development."

PRODUCTS

    Portola designs, manufactures and markets a wide array of tamper evident plastic closures for applications in dairy, fruit juice, bottled water, sport drinks, institutional food products and other non-carbonated beverage products. The Company also designs, manufactures and markets (i) high speed capping equipment for use by its plastic closure customers in their bottling and packaging operations and (ii) customized bottling systems for returnable water cooler bottles which it markets primarily under the name "PortaPlant." The Company's sales of plastic closures represented approximately 89%, 89% and 90% of its total sales for the fiscal years ended August 31, 1994, 1995 and 1996, respectively.

PLASTIC CLOSURES

    The Company's plastic closures are broadly grouped into five categories: (i) small closures used to cap blowmolded plastic bottles, (ii) closures for five gallon returnable glass and plastic water cooler bottles, (iii) widemouth closures for institutional food products, (iv) fitments for gable-top containers (such as conventional paperboard milk and juice cartons) and (v) push-pull dispensing closures for bottled water, flavored water and sports drinks. The Company offers a wide variety of plastic closures under each of its principal product lines to satisfy specific market application and customer requirements. Most of the Company's plastic closures offer its snap-on feature, a design preferred by packagers because it reduces production costs and leakage. The Company's plastic closures also incorporate tear strips, breakaway bands or other visible tamper evidency, a feature that has become an industry standard for food and non-carbonated beverage products. The Company's plastic closures range in size from 28mm to 110mm, and conform with international packaging standards. The Company offers over 36 individual closure products. The Company also offers 33 standard colors, in addition to custom-blended colors, and sophisticated printing, embossing and adhesive labeling capabilities to provide product distinction for its customers.

    The following table describes the Company's principal plastic closure product lines.

            PRODUCT LINE                          DESCRIPTION                        MARKET APPLICATION
------------------------------------  ------------------------------------  ------------------------------------
Small closures                        Plastic closures for plastic          Milk, fruit juices, bottled water
                                        blowmolded bottles                    and vinegar

Five gallon closures                  Plastic closures for glass and        Water cooler bottles
                                        plastic returnable water cooler
                                        bottles

Widemouth closures                    Plastic closures for widemouth        Institutional foods, including
                                        plastic containers                    condiments, mayonnaise and salad
                                                                              dressing

Fitments                              Recloseable plastic dispensing        Orange juice, lemonade and other
                                        fitment for polyethylene-coated       juice products
                                        gable-top paperboard cartons

Push-pull dispensing closures         Dual tamper evident closures with     Bottled water, flavored water,
                                        push-pull feature                     sports drinks

CAPPING EQUIPMENT

    The Company also designs, manufactures and markets capping equipment for use in high speed bottling, filling and packaging production lines. A substantial majority of the Company's plastic closure customers use the Company's capping equipment. The Company's ability to supply capping equipment and technical assistance along with its plastic closures represents an important competitive advantage, as customers are assured that the Company's plastic closures will be applied properly to provide leakproof seals, and that any capping problems will be resolved quickly.

PORTAPLANTS

    In addition to plastic closures and capping equipment, the Company also designs, manufactures and markets customized five gallon water capping and filling systems. The Company's most comprehensive five gallon water bottling system is its PortaPlant system. The PortaPlant is a compact bottle washing, filling, capping and conveying system for glass and plastic water bottles that can, depending on size, process 150 to 2,000 bottles per hour. The PortaPlant's modular design makes it ideal for new and small water bottling companies as well as established companies whose growth requires integrated expansion. Portola has focused its sales efforts for PortaPlants internationally as less developed countries look for improved distribution of safe and reliable drinking water.

BACKLOG


    Production and delivery cycles for closures is very short and the Company's backlog for closures is generally cancelable on short notice. Contracts for equipment purchases generally include cancellation penalties. There is no assurance that some portion of the backlog may not be canceled or that the level of backlog at any particular time is an appropriate indicator of the future operating performance of the Company. Due to the short production and delivery cycles for closures, the Company does not believe backlog information is a material factor in understanding its business. Backlog for closures is generally two to three weeks of orders, and is relatively constant from period to period.


PRODUCT DEVELOPMENT

    The Company continues to be committed to product development and engineering. Its research and development group and engineering staff provide a range of design and development services, focusing primarily on (i) new products and product enhancements, (ii) tooling and molds necessary for manufacturing plastic closures and (iii) capping equipment compatible with the Company's closures and its customers' containers. Research and development expenditures for fiscal 1994, 1995 and 1996 were $764,000, $1.7 million and $2.2 million, respectively.

    The Company has also made a substantial investment in developing new product applications for existing markets as well as applications for new markets. To facilitate the process of enhancing and developing new products and to ensure ultimate market acceptance of such products, the Company encourages an on-going exchange of ideas with customers, container manufacturers, machinery manufacturers and sales and service personnel. This approach has enabled the Company to identify new product opportunities, such as the five gallon non-spill closure and the fitment, to design the necessary tooling for producing such products and to assist with customer presentations and installations.

    The Company's typical product development cycle has been less than one year. However, successful introduction of a new closure product can take two to three years, principally because customers who are comfortable with their existing closure products are generally slow to switch to a new design, particularly in light of the relatively small cost of the closure component to the overall packaging unit.

RAW MATERIALS AND PRODUCTION

    The principal raw material for the Company's plastic closures is injection molding grade LDPE resin, which generally accounts for at least 50% of the cost of all raw materials purchased for the Company's plastic closures. The Company believes that due to its volume purchases it is able to negotiate attractive pricing with resin suppliers. The Company has not experienced any significant difficulties over the past ten years in obtaining sufficient quantities of LDPE resin, although prices for LDPE resin can fluctuate substantially over relatively short periods of time. In the past, the Company has been able to pass substantially all resin price increases on to its customers on a timely basis. However, significant increases in resin prices, coupled with an inability to pass such increases on to customers promptly, would have a material adverse effect on the Company's financial condition and results of operations. See "Risk Factors--Possible Adverse Effect of Changes in Resin Prices."

    In order to produce plastic closures, the resin, which is delivered as small pebble-size pellets to large storage silos, is conveyed through a pipeline system to an injection molding machine, where it is melted into a thick liquid state. Coloring agents are added as appropriate and the mixture is injected at high pressure into a specially designed, multi-cavity mold. The principal equipment in the Company's plants includes injection molding machines, finishing lines to print and label caps and line them with foam or foil to meet customer requirements, and automated systems for handling and processing raw materials and finished goods. By automating its manufacturing operations, the Company is able to limit its direct labor costs while meeting the strict sanitary requirements necessary for producing food and beverage packaging products.

    In the past, the Company designed and manufactured many of its own molds. However, the increasing size and complexity of certain molds for new products have caused the Company to out-source its mold construction needs. The Company maintains design control over these molds as well as the molds it still builds. The Company believes its mold expertise has led to reduced costs due to shorter molding cycle times and enhanced reliability and longevity of its tooling.

PROPERTIES


    The Company currently owns or leases ten modern production facilities located in the United States, which operate five to seven days a week, 24 hours a day. One of these production facilities was closed in February 1997, and a second production facility is scheduled to be closed in July 1997. Both of these facilities have been listed for sale. The Company's western Canadian subsidiary leases two production facilities and the Company's eastern Canadian subsidiary leases two production facilities (one of which will be abandoned by the Company following expiration of the lease term in June 1997). In addition, the

Company recently leased a manufacturing facility located in Doncaster, South Yorkshire, England for use by its United Kingdom subsidiary. The Company's facilities are highly efficient due to automation and continuous operation in the plants. The Company believes that its facilities are well-maintained and in good operating condition and anticipates that, although substantial capital expenditures will be required to meet the production requirements for new and developing product lines, the facilities themselves will be sufficient to meet the Company's needs for the next several years. There can be no assurance, however, that unanticipated developments will not occur that would require the Company to add or eliminate more production facilities sooner than expected. The following table indicates the locations, functions, square footage and nature of ownership of the Company's current facilities.


                                                                                                      NATURE OF
LOCATION                                                     FUNCTIONS                 SQUARE FEET   OWNERSHIP(1)
--------------------------------------------  ---------------------------------------  -----------  --------------
San Jose, CA................................  Executive Office/Closure Mfg./              154,000        owned
                                                Warehouse Engineering/Research and
                                                Development Facility and Equipment
                                                Division
Kingsport, TN...............................  Closure Mfg./Warehouse                       76,000        owned
Clifton Park, NY............................  Closure Mfg./Warehouse                       54,000       leased
Batavia, IL.................................  Closure Mfg./Warehouse                       70,000       leased
New Castle, PA..............................  Executive Office/Closure Mfg./               46,000        owned
                                                Warehouse
Sumter, SC..................................  Closure Mfg./Warehouse                       45,000        owned
Chino, CA...................................  Closure Mfg./Warehouse                       64,000        owned
Gresham (Portland), OR......................  Closure Mfg./Warehouse                       36,000        owned(2)
Fort Worth, TX..............................  Closure Mfg./Warehouse                       27,000        owned
Bettendorf, IA..............................  Closure Mfg./Warehouse                       40,000        owned(3)
Richmond, British Columbia, Canada..........  Bottle & Closure Mfg./Warehouse              49,000       leased
Edmonton, Alberta, Canada...................  Bottle Mfg./Warehouse                        43,000       leased
Montreal, Quebec, Canada....................  Bottle Mfg./Warehouse                        83,000       leased
Montreal, Quebec, Canada....................  Bottle Mfg./Warehouse                        44,000       leased
Doncaster, South Yorkshire, England.........  Closure Mfg./Warehouse                       50,000       leased


------------------------

(1) The facilities shown as leased in the table above are subject to long-term leases or lease options that extend for at least five years, except as follows: the lease of the Clifton Park facility expires in 1998, the leases for the Richmond and Edmonton facilities expire in 2000, and the lease for the 83,000 square foot facility in Montreal expires in June 1997.

(2) The Company closed this facility in mid-February 1997. This property has been listed for sale.


(3) The Company has announced that this facility will be closed in July 1997. The property has been listed for sale.


SALES, MARKETING AND CUSTOMER SERVICE

    The Company markets its products through its internal sales department and through a nationwide and international network of independent sales representatives. Calls on customers by these salespersons and representatives, along with participation at trade shows, are the primary means of customer contact. A number of the Company's customers are large corporate clients with numerous production facilities, each of which may make its own separate purchase decisions. The Company's most significant customers are processors and packagers of fluid milk, non-carbonated bottled water, chilled juice, other flavored drinks and condiments for wholesale and institutional use. The Company's customer base includes over 3,000 accounts. The Company's top ten customers and buying groups accounted for approximately 35% of the Company's sales during the fiscal year ended August 31, 1996, and none accounted for more than 4% of sales during that period. Most of the Company's customers have been doing business with the Company for more than ten years.

    Attention to customer service is a critical component of the Company's marketing effort. The Company's customers operate high-speed, high-volume production lines, with many handling perishable products. In order to assure that the production lines operate efficiently and avoid costly line stoppages, customers rely on the Company's ability to provide reliable, on-time delivery of its closure products and to maintain the uniform quality of those products. The Company also provides technical assistance to its customers in the form of an in-house service team that can be dispatched on short notice to solve a bottling line problem throughout the country. Several of the Company's field service representatives have extensive blowmolding technical expertise that is especially important in resolving bottle leakage problems for customers.

INTERNATIONAL SALES AND JOINT VENTURES


    Although the Company's sales are primarily domestic, the Company expects significant growth in international sales, particularly in Canada and the United Kingdom and particularly in the market for water cooler bottle closures and water bottle capping and filling equipment. The United States bottled water industry, in general, uses more sophisticated packaging materials and processes than bottled water companies use in the rest of the world. The Company believes that bottled water companies and other non-carbonated beverage companies in Europe, the Far East, Latin America and elsewhere are beginning to adopt more advanced packaging materials and techniques, and that, as they do, they will become potential customers for the Company's plastic closure products and equipment. For fiscal years 1994, 1995 and 1996, export sales to unaffiliated customers were $8.1 million, $18.7 million and $17.6 million.



    In the last several years, the Company has utilized joint ventures with bottle manufacturers and distributors to gain footholds in international markets. By offering plastic closures, capping equipment and customized bottling systems, the Company can provide joint venture partners with a complete solution to their bottling and capping requirements. The Company currently has only one international joint venture, having acquired the remaining interests in two joint ventures in which it previously participated through consummation of the Western Canadian and U.K. Acquisitions. The Company holds a 50% interest in Cap Snap Mexico, a joint venture formed in Mexico in 1993 with a local producer of plastic bottles and closures. The Company anticipates that it will continue to use joint ventures as a means of expanding production internationally and is currently structuring a joint venture arrangement in Shanghai, China.


COMPETITION


    The Company competes in marketing container closures to the food and beverage industry on the basis of price, product design, product quality and reliability, on-time delivery and customer service. Among the attributes that the Company believes distinguish it from other sellers of closure systems and provide a competitive advantage are the Company's proprietary products, the Company's ability to provide its customers with innovative, low-cost closures and complete capping systems, the Company's reputation for quality, reliability and service and the Company's automated and strategically located production facilities.


    While no single competitor offers products that compete with all of the Company's product lines, the Company faces direct competition in each of its product lines from a number of companies, many of which have financial and other resources that are substantially greater than those of the Company. As the Company broadens its product offerings, it can expect to meet increased competition from additional competitors with entrenched positions in those product lines. The Company also faces direct competition from bottling companies and other food and beverage providers that elect to produce their own closures rather than purchase them from outside sources. In addition, the packaging industry has numerous well-capitalized competitors, and there is a risk that these companies will expand their product offerings, either through internal product development or acquisitions of any of the Company's direct competitors, to compete in the niche markets that are currently served by the Company. These competitors, as well as existing competitors, could introduce products or establish prices for their products in a manner that could adversely affect the Company's ability to compete. Because of the Company's product concentration, an increase in competition or any technological innovations with respect to the Company's specific product applications, such as the introduction of lower-priced competitive products or products containing technological improvements over the Company's products, could have a significant adverse effect on the Company's financial condition and results of operations.

LITIGATION

    The Company is engaged in patent litigation with two parties who are seeking to have the court declare certain patents owned by the Company invalid. These parties have also included allegations of antitrust violations in their complaints. The Company believes its patents are valid, and intends to contest these allegations vigorously. However, there can be no assurance that the Company will be successful in its defense of these matters.

    Until recently, the Company had been engaged in patent infringement litigation with Scholle Corporation ("Scholle"), which commenced an action against the Company in July 1992 alleging that the Company infringed upon certain patents of Scholle relating to five-gallon non-spill closures. In February 1995, a jury rendered a verdict adverse to the Company and in favor of Scholle, which verdict was entered by the court on January 2, 1996. In June 1996, the Company entered into a settlement agreement with Scholle, the terms of which provide for the grant by Scholle of a non-exclusive license to use certain of its patents and the payment by the Company of a royalty in the amount of $0.01 per five-gallon non-spill closure unit. The Company made a payment of $1.7 million to Scholle on July 1, 1996 in settlement of all amounts due, including interest, through May 31, 1996. Such amount had been previously accrued in the Company's financial statements. The Company has also brought a declaratory relief action against Scholle seeking judgment that a more recent Company product does not infringe any Scholle patents.

    The plastic closure industry is characterized by frequent litigation regarding patent and other intellectual property rights. The Company and its subsidiaries are party to various claims of this nature. The Company is also party to a number of other lawsuits and claims arising out of the normal course of business. Although the ultimate outcome of these matters is not presently determinable, management does not believe the final disposition of these matters will have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

EMPLOYEES


    As of March 1997, the Company had 880 full-time employees, 26 of whom were engaged in product development, 53 of whom were engaged in marketing, sales and customer support, 759 of whom were engaged in manufacturing and 42 of whom were engaged in finance and administration. The Company uses seasonal and part-time employees for training, vacation replacements and other short term requirements. None of the Company's employees in the United States is represented by any collective bargaining agreements (approximately 18 of the employees of one of the Company's Canadian subsidiaries are members of the Teamsters Union), and the Company has never experienced a work stoppage. The Company has historically enjoyed good employee relations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The current executive officers and directors of the Company are as follows:


                                                          YEARS WITH
NAME                                           AGE          COMPANY                            POSITION
-----------------------------------------      ---      ---------------  -----------------------------------------------------
Jack L. Watts............................          48             11     Chairman of the Board and Chief Executive Officer

Laurie D. Bassin.........................          48             10     Vice President--Corporate and Organizational
                                                                           Development

Douglas L. Cullum........................          42             11     President--North American Operations

E. Scott Merritt.........................          41              2     Vice President--Manufacturing Technology

Themistocles G. Michos...................          64              0     Vice President and General Counsel

Rodger A. Moody..........................          44             21     Vice President--International Sales

Robert Plummer...........................          37              2     President--U.S. Operations

Robert R. Strickland.....................          52              5     Vice President--Finance, CFO and Assistant Secretary

Patricia A. Voll.........................          38              1     Vice President--Finance and Accounting

Christopher C. Behrens...................          35              2     Director

Martin R. Imbler(2)......................          48              8     Director

Jeffrey Pfeffer, Ph.D.(1)................          50              1     Director

Timothy Tomlinson(1)(2)..................          47             11     Secretary and Director

Larry C. Williams(1)(2)..................          47              8     Director


------------------------

(1) Member of the Compensation Committee.

(2) Member of the Audit Committee. Mr. Tomlinson serves as an alternate member of the Audit Committee.

    Mr. Watts has been Chairman of the Board and Chief Executive Officer of the Company since January 1986. From 1982 to 1985, he was Chairman of the Board of Faraday Electronics, a supplier of integrated circuits and board level microprocessors.

    Ms. Bassin has been Vice President--Corporate and Organizational Development of the Company since February 1997. From February 1993 to February 1997, she was Vice President--Corporate Development of the Company. From August 1986 to February 1993, she was Director of Marketing of the Company. Prior to that time, she was employed in the Consumer Service and Marketing Department of Collagen Corporation, a biomedical company.

    Mr. Cullum has been President--North American Operations of the Company since March 1997. From April 1996 to March 1997, he was President--Packaging Division of the Company. He was Vice President--Manufacturing Technology of the Company from November 1994 to April 1996. He joined the Company in 1986 and became Vice President--Operations of the Cap Snap Division in April 1987.

    Mr. Merritt has been Vice President--Manufacturing Technology since April 1996. He was President and General Manager--Fitment Equipment from February 1995 until April 1996. From August 1992 to February 1995, he was an Advisor, General Assembly for New United Motor Manufacturing, Inc., an automobile manufacturing joint venture between General Motors and Toyota. From 1978 to August 1992, he was employed by General Motors of Canada, Ltd., where he held various positions, most recently as Manufacturing Superintendent--Components Plant.

    Mr. Michos joined the Company as Vice President and General Counsel in October 1996. Prior to that time, Mr. Michos was a partner in the law firm of Collette & Erickson LLP.

    Mr. Moody has been Vice President--International Sales since January 1997. From October 1994 through January 1997, he was Vice President--Managing Director--International Division of the Company. He has been with the Company since 1975 and has worked in a variety of functional areas, including production, administration, marketing/sales, equipment and general management.

    Mr. Plummer has been President--U.S. Operations since March 1997. From August 1996 through March 1997, he was President--Dispensing Closure Products and U.S. Closure Manufacturing Division. From May 1994 to April 1996, he was Vice President and General Manager--Equipment Division of the Company. In addition, he assumed responsibilities as President--Nepco Division in September 1995, a position he held through August 1996. From May 1989 to May 1994, he was employed by General Motors Corporation, as an Assembly Advisor for New United Motor Manufacturing, Inc., an automobile manufacturing joint venture between General Motors and Toyota from February 1993 to May 1994, and as Product Manager of the Harrison Division of General Motors Corporation, which produces automotive engine cooling and heating, ventilating, and air conditioning systems, from May 1989 to February 1993.

    Mr. Strickland has been Vice President--Finance and Chief Financial Officer of the Company since July 1991. From September 1990 to July 1991, he served as Senior Vice President and Chief Financial Officer at Personics Corporation, a company that manufactured a system of producing audio cassette tapes in retail record stores. From February 1988 to June 1990, he was employed by Lucky Stores, Inc., a supermarket chain, most recently as Vice President Finance and Administration.

    Ms. Voll joined the Company in April 1996 as Vice President--Finance and Accounting. From February 1993 to September 1995, she was employed by Trinzic Corporation, a software company, most recently as Vice President, Finance, Chief Financial Officer, Treasurer and Secretary. From June 1991 to January 1993, she was employed by Pyramid Technology, Inc., a computer hardware manufacturer, as Director of Accounting. From 1986 to 1991, she was employed by Ingres Corporation, a software company, where she held various management positions, most recently as Corporate Controller.

    Mr. Behrens has been a director of the Company since June 1994. He has been an officer of The Chase Manhattan Bank since 1986 and an officer of Chase Capital Partners since 1990. Mr. Behrens is a director of The Pantry, Inc. and numerous private companies.

    Mr. Imbler has been a director of the Company since March 1989. He has been President, Chief Executive Officer and a director of Berry Plastics Corporation ("Berry"), a manufacturer of plastic packaging, since January 1991. He has also served as a director of BPC Holding Corporation, an entity affiliated with Berry, since 1991.

    Dr. Pfeffer has been a director of the Company since May 1996. He has been a professor in the Graduate School of Business at Stanford University since 1979, except for the 1981-1982 academic year, when he served as the Thomas Henry Carroll-Ford Foundation Visiting Professor of Business Administration at the Harvard Business School. He currently holds the Thomas D. Dee Professor of Organizational Behavior chair at the Stanford Graduate School of Business.

    Mr. Tomlinson has been Secretary and a director of the Company since January 1986. He also serves as a director of Oak Technology, Inc., a designer and marketer of multimedia semiconductors and related software, and as a director of several private companies as well. He has been a partner in the law firm of Tomlinson Zisko Morosoli & Maser LLP since 1983.

    Mr. Williams has been a director of the Company since January 1989. He co-founded The Breckenridge Group, Inc., an investment banking firm in Atlanta, Georgia, in April 1987 and is one of its principals.

    Each director listed above was elected at the Company's Annual Meeting of Shareholders held in January 1997 and will serve until his successor has been elected and qualified or until his earlier resignation or removal. Executive officers are chosen by, and serve at the discretion of, the Board of Directors of the Company (the "Board").

DIRECTOR COMPENSATION

    Each of Dr. Pfeffer and Messrs. Imbler, Tomlinson and Williams receives as compensation for his services as a director $2,500 per quarter, and $2,000 for each meeting of the Board attended, and is reimbursed for his reasonable expenses in attending Board meetings. None of the other Board members is compensated as such. Each of Messrs. Imbler and Williams receives an annual retainer for his services as a member of the Audit Committee of the Board in the amount of $4,000 paid on a quarterly basis. Mr. Tomlinson receives an annual retainer for his services as an alternate member of the Audit Committee of $4,000 paid on a quarterly basis. Each of Dr. Pfeffer and Messrs. Tomlinson and Williams receives an annual retainer for his services as a member of the Compensation Committee of the Board in the amount of $4,000 paid on a quarterly basis. See "--Compensation Committee Interlocks and Insider Participation."

    On August 27, 1996, the Compensation Committee of the Board of Directors approved the grant to certain directors of the Company of non-qualified stock options pursuant to the terms of the 1994 Stock Option Plan (the "1994 Plan"). Options may be granted under the 1994 Plan to officers, key employees, directors and independent contractors of the Company, or any subsidiary of the Company. Each of Dr. Pfeffer and Messrs. Imbler, Williams and Tomlinson received options to purchase 10,000 shares of Class B Common Stock, Series 1 of the Company, with an exercise price of $5.00 per share. The non-qualified stock options granted to such directors will expire ten years from the date of grant and will vest 20% one year after the vesting start date of August 27, 1996 and 5% for each calendar quarter that such individual continues to serve as a member of the Board of Directors or is employed by the Company. Mr. Tomlinson has assigned his options to TZM Investment Fund, of which Mr. Tomlinson is a general partner.

EXECUTIVE COMPENSATION

    The following table summarizes all compensation awarded to, earned by or paid for services rendered to the Company in all capacities during the fiscal years ended August 31, 1996, 1995 and 1994 by the Company's Chief Executive Officer and the Company's five other most highly compensated executive officers during fiscal 1996 (together, the "Named Officers"). The table includes two executive officers who have resigned.

                           SUMMARY COMPENSATION TABLE

                                                                                         LONG-TERM
                                                                                    COMPENSATION AWARDS
                                                                               -----------------------------
                                                   ANNUAL COMPENSATION                           SECURITIES
                                            ---------------------------------    OTHER ANNUAL    UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION                   YEAR       SALARY     BONUS(1)   COMPENSATION(2)     OPTION      COMPENSATION(3)
------------------------------------------  ---------  ----------  ----------  ----------------  -----------  -----------------
Jack L. Watts ............................    1996     $  269,348  $   37,500     $   50,493        100,000       $   3,600
  Chairman of the Board and Chief             1995        232,280      62,502         50,251         --               3,015
  Executive Officer                           1994        201,093     150,000         50,373         --               6,999

Douglas L. Cullum ........................    1996        149,093       7,500         --             20,000           3,600
  President--North American Operations        1995        143,042       9,940         --             --               3,015
                                              1994        136,839      16,300         --             --               2,404

Howard R. Girbach(4)......................    1996        162,323      11,250          7,200         --               3,600
                                              1995        162,011       2,040          7,200         --               3,015
                                              1994        149,261      29,300          7,200         --               2,404

Dannie K. Martz(5)........................    1996        155,481      11,250          6,600         72,000          --
                                              1995         --          --             --             --              --
                                              1994         --          --             --             --              --

Robert Plummer(6) ........................    1996        152,137       8,750         --             10,500           3,600
  President--U.S. Operations                  1995        133,850      13,900         28,721         54,000           2,260
                                              1994         36,346       5,700         --             50,000          --

Robert R. Strickland......................    1996        156,770      10,000         --             --               3,600
Vice President--Finance and Chief             1995        150,974       2,040         --             --               3,015
  Financial Officer                           1994        133,443      57,500         --             --               2,404

------------------------

(1) With respect to fiscal 1996, includes bonuses paid during fiscal 1996 for services rendered during fiscal 1996, but not bonuses paid during fiscal 1997 for services rendered during fiscal 1996. With respect to fiscal 1995, includes bonuses paid during fiscal 1996 for services rendered during fiscal 1995, but not bonuses paid during fiscal 1995 for services rendered during fiscal 1994. With respect to fiscal 1994, includes bonuses paid during fiscal 1995 for services rendered during fiscal 1994, but not bonuses paid during fiscal 1994 for services rendered during fiscal 1993.

(2) Includes automobile and gas allowances with respect to Mr. Watts, Mr. Girbach and Mr. Martz. In addition, includes $41,800 in consulting fees with respect to Mr. Watts paid to PPI Management Inc., a corporation of which Mr. Watts is the sole shareholder. Also includes relocation payments with respect to Mr. Plummer for fiscal 1995.

(3) Represents insurance premiums on term life insurance of $4,595 for Mr. Watts for fiscal 1994. In addition, represents a Company profit-sharing contribution of $2,304, $2,100 and $2,100 for fiscal 1994, 1995 and 1996, respectively, and a Company 401(k) matching contribution of $100 in fiscal 1994, a Company 401(k) matching contribution of up to 1% of salary, depending on the employee's contribution to the plan for fiscal 1995, and a Company 401(k) matching contribution of $1,500 for fiscal 1996, for the officers who participate in the plan.

(4) Mr. Girbach resigned as President of the Packaging Division in April 1996 and resigned all other officer positions in late October 1996.

(5) Mr. Martz left the employ of the Company in February 1997. Mr. Martz held the title of President-- Closures Division and Portola Sales and Service Divisions prior to his resignation.

(6) Mr. Plummer joined the Company in May 1994.

    The following table sets forth information concerning individual grants of stock options made during fiscal year 1996 to the Named Officers.

                          OPTION GRANTS IN FISCAL 1996

                                                                                                           POTENTIAL REALIZABLE
                                                                                                             VALUE AT ASSUMED
                                                                                                               ANNUAL RATES
                                            NUMBER OF                                                         OF STOCK PRICE
                                           SECURITIES       % OF TOTAL                                       APPRECIATION FOR
                                            UNDERYING     OPTIONS GRANTED     EXERCISE OR                      OPTION TERM
                                             OPTIONS       TO EMPLOYEES       BASE PRICE     EXPIRATION   ----------------------
NAME                                       GRANTED(1)    IN FISCAL YEAR(2)     ($/SH)(3)        DATE        5%($)     10%($)(4)
-----------------------------------------  -----------  -------------------  -------------  ------------  ----------  ----------
Jack L. Watts............................     100,000             17.2%        $    4.95      08/27/2006  $  238,005  $  672,165

Douglas L. Cullum........................      20,000              3.4%        $    4.50      08/27/2006  $   56,601  $  143,433

Dannie K. Martz(5).......................      72,000             12.4%        $    4.50      11/08/2005  $  203,764  $  516,359

Robert Plummer...........................      10,500              1.8%        $    4.50      08/27/2006  $   29,715  $   75,303

------------------------

(1) All options were granted under the Company's 1994 Stock Option Plan. The options become exercisable for 20% of the shares on the first anniversary of the date of grant and the balance vests 5% for each calendar quarter of each individual's employment thereafter. Vesting of Mr. Watts' options accelerates upon a change in control. See "--Employment and Change of Control Arrangements." Mr. Watts received non-qualified stock options; all other individuals identified in the table received incentive stock options.

(2) Calculated by excluding as part of total options granted in fiscal 1996 any options granted to non-employee directors during fiscal 1996 under the Company's 1994 Stock Option Plan.

(3) The exercise price on the date of grant was equal to 100% of the fair market value as determined by the Board of Directors on the date of grant, except with respect to the exercise price of the options granted to Mr. Watts on the date of grant which was equal to 110% of the fair market value determined by the Board of Directors.

(4) The 5% and 10% assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future Common Stock price.

(5) Mr. Martz resigned in February 1997.

    The following table sets forth certain information regarding option exercises during fiscal year 1996 and the number of shares covered by both exercisable and unexercisable stock options as of August 31, 1996 for each of the Named Officers.

  AGGREGATED OPTION EXERCISES IN FISCAL 1996 AND FISCAL YEAR-END OPTION VALUES

                                                                           NUMBER OF SECURITIES
                                                                                UNDERLYING             VALUE OF UNEXERCISED
                                                                          UNEXERCISED OPTIONS AT       IN-THE-MONEY OPTIONS
                                                                             AUGUST 31, 1996          AT AUGUST 31, 1996(1)
                                      SHARES ACQUIRED        VALUE      --------------------------  --------------------------
NAME                                    ON EXERCISE        REALIZED     EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
----------------------------------  -------------------  -------------  -----------  -------------  -----------  -------------
Jack L. Watts.....................          --                --            --            100,000    $  --        $   --

Douglas L. Cullum.................          --                --            55,000         20,000      213,950

Howard R. Girbach(2)..............          --                --            64,000         76,000      128,000        152,000

Dannie K. Martz(3)................          --                --            --             72,000       --            --

Robert Plummer....................          --                --            28,800         75,700       41,400         65,600

Robert R. Strickland..............          --                --            80,000        --           220,000        --

------------------------

(1) The value of an "in-the-money" option represents the difference between the estimated fair market value of the underlying securities at August 31, 1996 of $4.50 per share, as determined by the Company's Board of Directors, minus the exercise price of the option.

(2) Mr. Girbach resigned as President of the Packaging Division in April 1996 and resigned all other officer positions in late October 1996.

(3) Mr. Martz resigned in February 1997.

EMPLOYMENT AND CHANGE OF CONTROL ARRANGEMENTS

    In April 1996, Mr. Girbach resigned from his position as President--Packaging Division of the Company and assumed the title of Corporate Vice President working on special projects for Mr. Watts. Effective as of October 28, 1996, Mr. Girbach resigned his position as an officer of the Company and entered into a Resignation Agreement providing for severance payments in connection with such resignation. Under the terms of such arrangement, Mr. Girbach received a lump sum severance payment in the amount of $75,000 in January 1997. His rights under the stock option agreements relating to the stock options previously granted to him will continue until August 31, 1997.

    Certain of the stock option agreements entered into pursuant to the 1994 Stock Option Plan provide for acceleration of vesting of options governed thereby in the event of a "change of control," as defined in such stock option agreements. In this regard, the options granted to Dr. Pfeffer and each of Messrs. Watts, Imbler, Williams and Tomlinson on August 27, 1996 provide for acceleration of vesting upon a change of control of the Company.

EMPLOYEE BENEFIT PLANS

    1988 STOCK OPTION PLAN. The 1988 Stock Option Plan (the "1988 Plan") was adopted by the Board of Directors in September 1988 and approved by the Company's stockholders in May 1989. The 1988 Plan has been terminated, although options granted under the 1988 Plan remain outstanding.


    As of March 31, 1997, a total of 1,146,010 shares of Class B Common Stock, Series 1 were subject to issuance with respect to outstanding options granted under the 1988 Plan. Options were granted under the 1988 Plan to officers, key employees and independent contractors of the Company, or any subsidiary of the Company. Options granted under the 1988 Plan were incentive stock options ("ISOs") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or non-qualified stock options ("NQSOs"); however, only employees of the Company, or of a parent or subsidiary of the Company, could have been granted ISOs. Generally, options under the 1988 Plan expire ten years after the date of grant (subject to shortened exercisability periods for terminated employees).

    The 1988 Plan may be administered by the Board of Directors or by a committee appointed by the Board. The 1988 Plan is currently administered by the Board of Directors.

    The exercise price of an option granted under the 1988 Plan may not be less than 85%, with respect to a NQSO, or 100%, with respect to an ISO, of the fair market value of the Company's Class B Common Stock, Series 1 on the date of grant, except that, for an ISO granted to a person holding 10% or more of the total combined voting power of all classes of stock of the Company or any parent or subsidiary of the Company, the exercise price must be not less than 110% of such fair market value. Options generally become exercisable as to 20% of the shares one year after the vesting start date and as to an additional 5% of the shares for each full quarter thereafter that the optionee renders services to the Company.

    1994 STOCK OPTION PLAN. The 1994 Stock Option Plan (the "1994 Plan") was adopted by the Board of Directors and the Company's stockholders in November 1994, and amended with the approval of the Company's stockholders in November 1996 to provide for an increase in the number of shares reserved for issuance under the Plan. The 1994 Plan will terminate on November 17, 2004 (although options granted under the 1994 Plan may be exercised subsequent to such date) or such earlier time as all of the shares of Class B Common Stock, Series 1 reserved thereunder have been issued.


    A total of 2,000,000 shares of Class B Common Stock, Series 1 has been reserved for issuance under the 1994 Plan. As of March 31, 1997, a total of 4,300 shares of Class B Common Stock, Series 1 had been issued pursuant to option exercises under the 1994 Plan, a total of 971,500 shares of Class B Common Stock, Series 1 were subject to issuance with respect to options granted under the 1994 Plan and a total of 1,024,200 shares remained available for future grants under the 1994 Plan. Options may be granted under the 1994 Plan to officers, key employees and independent contractors of the Company, or any subsidiary of the Company. Options granted under the 1994 Plan may be ISOs within the meaning of Section 422 of the Code, or NQSOs; however, only employees of the Company, or a parent or subsidiary of the Company, may be granted ISOs. Generally, options under the 1994 Plan expire ten years after the date of grant (subject to shortened exercisability periods for terminated employees). The 1994 Plan allows a maximum term of ten years from the date the option is granted (or five years in the case of any option granted to the holder of 10% or more of the shares of the Company).


    The 1994 Plan may be administered by the Board of Directors or by a committee appointed by the Board, which has discretion to select optionees and to establish the terms and conditions of the options, subject to the provisions of the 1994 Plan. The 1994 Plan is currently administered by the Compensation Committee.

    The exercise price of an option granted under the 1994 Plan may not be less than 85%, with respect to a NQSO, or 100%, with respect to an ISO, of the fair market value of the Company's Class B Common Stock, Series 1 on the date of grant, except that, for an ISO granted to a person holding 10% or more of the total combined voting power of all classes of stock of the Company or any parent or subsidiary of the Company, the exercise price must be not less than 110% of such fair market value. Options generally become exercisable as to 20% of the shares one year after the vesting start date and as to an additional 5% of the shares for each full quarter thereafter that the optionee renders services to the Company.


    As of March 31, 1997, under both the 1988 and 1994 Plans, options to purchase an aggregate of 1,621,490 shares of Class B Common Stock, Series 1 had been exercised, directors, officers, consultants and other employees held non-qualified stock options to purchase an aggregate of 1,286,010 shares, and officers and other employees held incentive stock options to purchase an aggregate of 831,500 shares.

    401(k) PLAN. In 1987, the Company's Board of Directors adopted a profit sharing plan that is intended to qualify under Section 401(k) of the Code (the "401(k) Plan"). Each employee of the Company who is at least 21 years of age, has completed one year of service and is not covered by a collective bargaining agreement is eligible to participate in the 401(k) Plan. A participating employee may make pre-tax contributions of up to 10% of such employee's compensation that does not exceed the Social Security Wage Base ("Eligible Compensation Base") in effect at the end of the plan year. The Company makes matching contributions that, beginning in fiscal 1995, are 20% of the employee's contribution, up to a maximum employee contribution of 5% of salary. In addition, the Company may, at the discretion of the Board of Directors, make profit-sharing contributions. In fiscal 1994, fiscal 1995 and fiscal 1996, the Company contributed 4.0%, 3.0% and 3.0%, respectively, of each participant's Eligible Compensation Base.

    1996 EMPLOYEE STOCK PURCHASE PLAN. The Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Company's Board of Directors in May 1996 and approved by the Company's stockholders in November 1996. The Purchase Plan is intended to qualify under Section 423 of the Code. The Purchase Plan will continue until terminated by the Board of Directors or until all of the shares reserved for issuance under the Plan have been issued or until January 1, 2007, whichever shall first occur.

    A maximum of 750,000 shares of Class B Common Stock, Series 1 are available for issuance under the Purchase Plan. Participation is available to all employees of the Company (other than certain part-time and seasonal employees and employees possessing 5% or more of the total combined voting power or value of all classes of the Company's stock) who have been with the Company at least 90 days prior to the commencement of an offering under the Purchase Plan. The Purchase Plan may be administered by the Board of Directors or by the Compensation Committee if appointed by the Board.

    The Purchase Plan will be implemented through consecutive offerings of twelve months duration commencing on January 1 of each year, the first such offering having commenced on January 1, 1997. Eligible employees may participate only through payroll withholding. At the employee's election, from 1% to 10% of the employee's compensation will be withheld. The price at which employees will purchase shares will be 85% of the lower of the fair market value of the stock at the beginning of the offering period (January 1 of the applicable year) or the fair market value of the stock at the end of the offering period (December 31 of the applicable year). No employee will be entitled to purchase shares at a rate which exceeds $25,000 in fair market value for each calendar year in which the employee participates in the Purchase Plan.

    MANAGEMENT DEFERRED COMPENSATION PLAN. The Management Deferred Compensation Plan (the "Deferral Plan") was adopted by the Company's Board of Directors in August 1996. Under the terms of the Deferral Plan, a select group of management and other highly compensated employees of the Company may elect to defer a specified percentage not to exceed 50% of their salary and up to 100% of their bonus cash compensation. Any amounts so deferred by those employees eligible to participate in the Deferral Plan are unfunded and unsecured general obligations of the Company to pay in the future the value of the deferred compensation (and any additional contributions made by the Company in its sole discretion), adjusted to reflect deemed earnings measured by the performance, whether positive or negative, of selected investment measurement options chosen by each participant in the Deferral Plan, during the deferral period provided for in the Plan. Any discretionary contributions made by the Company will vest at rates determined by the Company for participants in the Deferral Plan.

    The Deferral Plan is administered by the members of an Administrative Committee comprised of members of management. The Administrative Committee may adopt rules and procedures governing the Deferral Plan and has the authority to give interpretive rulings with respect to the Deferral Plan, as well as to select the funds or portfolios to be the investment measurement options under the Plan. The Company is not required to actually invest deferred compensation amounts (or additional contributions made by the Company) in the types of funds specified by participants in the Deferral Plan.

    The obligations of the Company to the participants in the Deferral Plan will be distributed by the Company in accordance with the terms of the Plan, and may be withdrawn by a participant under the terms governing hardship and other withdrawals (subject to payment of any withdrawal penalties). The Company may terminate the Deferral Plan at any time and for any reason whatsoever; provided, that upon any such termination, any amounts credited to a participant's plan account(s) (whether or not vested) must be distributed to the participant within 30 days following the date of termination of the Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The members of the Compensation Committee of the Company's Board of Directors are Jeffrey Pfeffer, Ph.D, Timothy Tomlinson and Larry C. Williams. Mr. Tomlinson is also the Company's Secretary.

    In August 1996, each of Dr. Pfeffer and Messrs. Tomlinson and Williams received options to purchase 10,000 shares of Class B, Series 1 Common Stock, with an exercise price of $5.00 per share. Mr. Tomlinson has assigned his options to TZM Investment Fund, of which Mr. Tomlinson is a general partner. The options granted to such directors will vest 20% one year after the grant date and 5% for each calendar quarter thereafter that such individual continues to serve as a member of the Board of Directors or is employed by the Company.

    In 1989, the Company granted to TZM Investment Fund, of which Mr. Tomlinson is a general partner, options to purchase 124,026 shares of Class B, Series 1 Common Stock for $1.00 per share. A portion of those options were exercised during the period from December 1989 to September 1991, for 66,000 shares of Class B, Series 1 Common Stock and, during the period from January through April 1995, for 28,042 shares of Class B, Series 1 Common Stock. TZM Investment Fund continues to hold the balance of the options. In 1991, TZM Investment Fund received from the Company, and continues to hold, options to purchase 90,000 shares of the Company's Common Stock for $1.75 per share. In 1989, the Company granted to Mr. Williams and other principals of The Breckenridge Group, Inc. ("Breckenridge"), an investment banking firm of which Mr. Williams is a principal, options to purchase 124,026 shares of Class B, Series 1 Common Stock for $1.00 per share (Mr. Williams received options to purchase 33,720 of such shares). Such principals of Breckenridge have exercised a portion of those options, purchasing, during the period from December 1989 to September 1991, 66,000 shares of Class B, Series 1 Common Stock (17,670 of which were purchased by Mr. Williams), and such principals continue to hold the balance of the options (Mr. Williams continues to hold options to purchase 16,050 shares).

    The Company retains as its legal counsel the law firm of Tomlinson Zisko Morosoli & Maser LLP, of which Mr. Tomlinson is a general partner. For legal services rendered during fiscal 1994, 1995 and 1996, the Company paid Mr. Tomlinson's law firm $420,000, $333,000 and $618,000, respectively, including expenses.

    In fiscal 1996, Breckenridge Securities Corporation, an affiliate of The Breckenridge Group, Inc., an investment banking firm of which Larry C. Williams is a principal, acted as a finder in connection with the sale of Common Stock of the Company held by certain insiders of the Company. Breckenridge Securities Corporation received $495,865 from the proceeds of the sale.

    For additional information regarding Dr. Pfeffer and Messrs. Tomlinson and Williams and their affiliates, see "--Executive Officers and Directors," "--Director Compensation," "--Employment and Change of Control Arrangements," "Certain Transactions--Transactions with Entities Affiliated with Directors" and "Principal Stockholders."

INDEMNIFICATION OF DIRECTORS AND OFFICERS

    As permitted by Section 145 of the Delaware General Corporation Law, the Bylaws of the Company provide that (i) the Company is required to indemnify its directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law, (ii) the Company may indemnify its other officers, employees and agents as set forth in the Delaware General Corporation Law, (iii) to the fullest extent permitted by the Delaware General Corporation Law, the Company is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding (subject to certain exceptions), (iv) the rights conferred in the Bylaws are not exclusive and (v) the Company is authorized to enter into indemnification agreements with its directors, officers, employees and agents.

    The Company has entered into indemnification agreements with each of its current directors, (except Christopher Behrens) and certain of its executive officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in the Company's Bylaws and to provide additional procedural protections. The indemnification agreements generally provide for the indemnification, to the fullest extent permitted by law, of the director or officer for liability and expenses incurred in connection with legal proceedings brought against such director or officer in his capacity as agent for the Company, with certain exceptions. At present, there is no pending litigation or proceeding involving a director, officer or employees of the Company regarding which indemnification is sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification.

    As permitted by the Delaware General Corporation Law, the Company's Certificate of Incorporation includes a provision that eliminates the personal liability of its directors of monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law regarding unlawful dividends or redemptions or (iv) for any transaction from which the director derived an improper personal benefit.

                              CERTAIN TRANSACTIONS

LOANS TO SENIOR MANAGEMENT AND OTHER EMPLOYEES

    In January 1992, the Company loaned Jack L. Watts, Chairman of the Board and Chief Executive Officer, $250,000 represented by a secured promissory note. The note plus accrued interest was originally due in January 1993, and accrued interest at a rate equal to 2% above the Company's borrowing rate on its revolving credit facility. In January 1997, the Board of Directors agreed to extend until January 17, 1998 the due date of all principal and accrued interest owing to the Company and changed the interest rate to a rate equal to the Short Term Applicable Federal Rate. The loan is secured by a pledge of certain shares of Class B Common Stock, Series 1 owned by Mr. Watts. Principal plus accrued interest outstanding at January 31, 1997 was approximately $400,000.

    In September 1992, the Company loaned Howard R. Girbach, formerly President--Packaging Division, $75,000 towards the purchase of a home. The loan was represented by a nonrecourse promissory note secured by a deed of trust. The note provided for prepayment in full in one or more installments on or before the sixth anniversary of the date of the note. Prepayment was to have included accrued interest at the rate of 6.0%. If the note was not prepaid, satisfaction of the note was limited to proceeds from the sales of the home in accordance with a formula outlined in the loan agreement. In July 1996, Mr. Girbach sold his home and prepaid the note, to the extent of the proceeds received from the sale. The Company received a payment of principal in the amount of $75,000, and agreed to discharge Mr. Girbach's remaining obligations under the note.

    The Company's policy is that it will not make loans to, or enter into other transactions with, directors, officers or other affiliates unless such loans or transactions are approved by a majority of the Company's disinterested directors, may reasonably be expected to benefit the Company and, except to the extent that loans to officers of the Company have been entered into in part in recognition of the value of the officers' services to the Company, are on terms no less favorable to the Company than could be obtained in arms'-length transactions with unaffiliated third parties. From time to time, the Company has agreed to make loans to employees of the Company who are not members of senior management to enable such employees to purchase their residences. In this regard, in November 1991, the Company loaned Daniel Luch, Vice President of Research and Development, $109,000 towards the purchase of a home, and in May 1996, the Company loaned Joseph F. Jahn, then Vice President--Operations, $100,000 towards the purchase of a home.


TRANSACTIONS WITH DIRECTORS

    Jeffrey Pfeffer, Ph.D., a director of the Company, purchased 15,000 shares of Class B Common Stock, Series 1 on June 18, 1996, at a price per share of $4.50. For a description of options granted to directors, including Dr. Pfeffer, see "Management--Director Compensation" and "--Compensation Committee Interlocks and Insider Participation."


TRANSACTIONS WITH ENTITIES AFFILIATED WITH DIRECTORS


    On February 14, 1997, the Company redeemed 95,238 shares of Class B Common Stock, Series 1 held of record by LJL Cordovan Partners, L.P., an entity controlled by Jack L. Watts. The redemption price paid by the Company was $5.25 per share.


    On March 31, 1997, LJL Cordovan Partners, L.P., an entity controlled by Jack
L. Watts, transferred 10,000 shares of Class B Common Stock, Series 1 to Jeffrey Pfeffer, Ph.D., a director of the Company, at a price per share of $5.25.



    Since June, 1988, The Chase Manhattan Bank ("Chase Bank") had held certain Senior Subordinated Notes payable by the Company in the principal amount of $10,000,000 that were due June 30, 2002. On October 2, 1995, the Company completed the Notes offering, at which time the Senior Subordinated Notes held by Chase Bank were repaid in full with the net proceeds of the offering of the Notes. Such payment included $10,000,000 of principal, $7,500 of interest, a pre-payment premium of $147,008 and $1,500 of other fees and expenses. In each of fiscal 1994 and 1995, the Company paid Chase Bank interest on this indebtedness of $1.35 million. In addition, the Company paid refinancing amendment and advisory fees of approximately $258,000 to Chase Bank during fiscal 1994. Chase Bank is an affiliate of Chase Securities Inc., Chase Capital Partners and Chase Manhattan Capital Corporation ("Chase Capital"). Chase Capital, together with certain related parties, owns approximately 24.7% of the Company's outstanding voting stock. Chase Securities Inc. was one of the underwriters in the offering of the Notes, and has previously made and may again make a market in the Notes. Chase Securities Inc. received underwriting discounts and commissions in connection with the offering of the Notes. Chase Securities Inc. is not compensated by the Company for making a market in the Notes, but is entitled to indemnification under certain circumstances pursuant to the terms of the underwriting arrangement entered into with the Company. Christopher C. Behrens, a director of the Company, is also a Vice President of Chase Bank and Chase Capital Partners.


    In June 1994, Chase Capital purchased shares of Class B Common Stock, Series 1 from the Company and certain insiders of Company, and shares of Class B Common Stock, Series 2 from Robert Fleming Nominees, Ltd. ("RFNL"). In connection with these purchases, Chase Capital, RFNL and Heller Financial, Inc., the lender under a credit facility entered into with the Company, received certain demand and piggyback registration rights. In addition, Chase Capital became a participant in an earlier agreement between the Company and RFNL under which (i) the Company has the right of first offer to purchase any shares of the Company's capital stock that either shareholder proposes to sell to any nonrelated party and (ii) each shareholder has a right of first offer to purchase any Class B Common Stock, Series 1 that the Company proposes to sell. Chase Capital is also a party to certain shareholders agreements providing for certain rights of first refusal as described below under the heading "Shareholders Agreements." In addition, the parties to these shareholders agreements have granted to Chase Capital certain co-sale rights to participate in the sale by any such shareholders of more than 25% of the outstanding shares of the Company's common stock. One of the shareholders agreements also provides that the Company is prohibited from (i) entering into any merger, consolidation or repurchase of capital stock, (ii) making certain amendments to its Bylaws or Certificate of Incorporation or (iii) entering into certain other significant transactions, without the approval of Chase Capital. Pursuant to that agreement, Jack L. Watts, RFNL and their permitted transferees have agreed to vote their shares in favor of a nominee of Chase Capital as a director of the Company. Mr. Behrens is Chase Capital's current nominee.

    In April and June 1995, Chase Capital purchased shares of the Company's Class B Common Stock, Series 1 directly from the Company and from various shareholders of the Company (including shares that were sold by Jack L. Watts, John L. Lemons, Douglas Cullum (and their affiliates) and TZM Investment Fund), and shares of the Company's Class B Common Stock, Series 2 from RFNL. The purchase price paid per share was $4.00.

    The Company has in the past utilized Berry Plastics Corporation for mold development, engineering and manufacturing services. Martin Imbler is a director of the Company and President and Chief Executive Officer of Berry Plastics Corporation. During fiscal 1994 and 1995, the Company paid Berry Plastics Corporation $162,000 and $5,000, respectively, for mold development. No amounts were paid to Berry Plastics Corporation by the Company in fiscal 1996.

    In October 1995, Breckenridge Securities Corporation, an affiliate of The Breckenridge Group, Inc., an investment banking firm of which Larry C. Williams is a principal, acted as finder in connection with the sale to an unrelated third party of shares of the Company's Class A Common Stock held by Jack L. Watts, John Lemons, LJL Cordovan Partners, L.P. and RFNL. Breckenridge Securities Corporation received fees and expenses in the amount of $495,865 from the proceeds of the sale. Mr. Williams is a director of the Company and a member of the Compensation and Audit Committees.

    The Company retains as its legal counsel the law firm of Tomlinson Zisko Morosoli & Maser LLP, of which Timothy Tomlinson is a general partner. For legal services rendered during fiscal 1994, 1995 and 1996, the Company paid Mr. Tomlinson's law firm fees and expenses in the aggregate amount of $420,000, $333,000 and $618,000, respectively. Mr. Tomlinson is a director of the Company, a member of the Compensation Committee and an alternate member of the Audit Committee.


    For information concerning certain transactions between the Company and Timothy Tomlinson, Larry C. Williams, Jeffrey Pfeffer, Ph.D. or their respective affiliates, see "--Compensation Committee Interlocks and Insider Participation." Dr. Pfeffer and Messrs. Tomlinson and Williams are directors of the Company and the members of the Compensation Committee of the Board of Directors.


SHAREHOLDERS AGREEMENTS

    A majority of the Company's shares, including shares held by Jack L. Watts and his affiliates, are subject to shareholders agreements under which the Company has a right of first refusal in the event of a proposed transfer of such shares of the Company's common stock to a transferee not related to the shareholder. In the event the Company does not exercise its right of first refusal, the other shareholders that are parties to the agreements have similar first refusal rights.

                             PRINCIPAL STOCKHOLDERS


    The following table sets forth certain information with respect to beneficial ownership of each class of the Company's voting securities as of March 31, 1997 by (i) each person known by the Company to be the beneficial owner of more than 5% of such class, (ii) each director, (iii) each Named Officer and (iv) all executive officers and directors as a group. The Company's equity securities are privately-held and no class of voting securities of the Company is registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.



                                                                                    AMOUNT AND NATURE
                                                           NAME AND ADDRESS           OF BENEFICIAL      PERCENT OF
TITLE OF CLASS(1)                                        OF BENEFICIAL OWNER           OWNERSHIP(2)       CLASS(2)
--------------------------------------------------  ------------------------------  ------------------  -------------
Class B Common Stock, Series 1....................  Jack L. Watts(3)                      3,792,783           39.6%

Class B Common Stock, Series 1....................  Christopher C. Behrens(4)             1,552,333           16.2%

Class B Common Stock, Series 1....................  Chase Manhattan Capital               1,552,333           16.2%
                                                      Corporation(5)

Class B Common Stock, Series 2....................  Christopher C. Behrens(4)               815,715            8.5%

Class B Common Stock, Series 2....................  Chase Manhattan Capital                 815,715            8.5%
                                                      Corporation(5)

Class B Common Stock, Series 1....................  Gary L. Barry(6)                        607,965            6.3%

Class B Common Stock, Series 1....................  Timothy Tomlinson(7)                    235,984            2.4%

Class B Common Stock, Series 1....................  Howard Girbach(8)                       132,000            1.4%

Class B Common Stock, Series 1....................  Robert R. Strickland(9)                 100,000            1.0%

Class B Common Stock, Series 1....................  Douglas L. Cullum(10)                    70,000           *

Class B Common Stock, Series 1....................  Larry C. Williams(11)                    66,371           *

Class B Common Stock, Series 1....................  Robert Plummer(12)                       50,900           *

Class B Common Stock, Series 1....................  Jeffrey Pfeffer, Ph.D.(13)               25,000           *

Class B Common Stock, Series 1....................  Martin R. Imbler(14)                     20,000           *

Class B Common Stock, Series 1....................  Dannie K. Martz(15)                      18,000           *

Class B Common Stock, Series 1                                                            7,073,648           70.7%
  and Series 2....................................  All executive officers and directors as a group (14
                                                      persons)(16)


------------------------

 *   Less than one percent.


 (1) The Company's Class B Common Stock, Series 1 and Class B Common Stock, Series 2 have the same voting rights, each share being entitled to one vote. The Class B Common Stock, Series 2 has a liquidation preference equal to $0.60 on each distributed dollar in the event that the value of the Company's assets available for distribution is less than $1.75 per share. Each share of Class B Common Stock, Series 2 is convertible at any time at the option of the holder into one share of Class B Common Stock, Series 1 and will be automatically converted into one such share (i) in the event that shares of Class B Common Stock, Series 1 shall be sold in a firm commitment public offering in which the aggregate public offering price is not less than $10,000,000 or (ii) immediately prior to the effectiveness of a merger or consolidation in which the Company is not the surviving entity and in which the value of the property to be received by the stockholders shall be not less than $1.75 per share. As of March 31, 1997, there were 9,582,832 shares of Class B Common Stock issued and outstanding, consisting of 8,411,402 shares of Class B Common Stock, Series 1 and 1,171,430 shares of Class B Common Stock, Series 2. As of March 31, 1997, there were 2,134,992 shares of Class A Common Stock issued and outstanding. Additionally, immediately exercisable warrants to purchase 2,492,741 shares of Class A Common Stock were outstanding. Chase Capital holds 2,052,526 of such warrants and Heller Financial, Inc. holds 440,215 of such warrants. The Class A Common Stock is non-voting and each share of Class A Common Stock may be converted into one share of Class B Common Stock, Series 1 in the event that shares of Class B Common Stock, Series 1 shall be sold in a firm commitment public offering in which the aggregate public offering price is not less than $10,000,000 or there is a capital reorganization or reclassification of the capital stock of the Company.



 (2) In accordance with the rules of the Securities and Exchange Commission, shares are beneficially owned by the person who has or shares voting or investment power with respect to such shares. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of Common Stock subject to options that are exercisable within 60 days of March 31, 1997 are deemed to be outstanding and to be beneficially owned by the person holding such option for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Percent of Class computation reflects percentage ownership of Class B Common Stock, Series 1 and Class B Common Stock, Series 2 combined.



 (3) Includes 424,474 shares held by LJL Cordovan Partners, L.P., of which Mr. Watts is the general partner and 52,132 shares held by trusts for the benefit of Mr. Watts' children. Mr. Watt's address is 890 Faulstich Court, San Jose, California 95112.


 (4) Mr. Behrens is a principal of Chase Capital Partners, an affiliate of Chase Manhattan Capital Corporation. Does not include warrants held by Chase Manhattan Capital Corporation to purchase 2,052,526 shares of Class A Common Stock at $0.60667 per share, which shares are non-voting. Mr. Behrens disclaims beneficial ownership of the 1,552,333 shares of Class B Common Stock, Series 1 and the 815,715 shares of Class B Common Stock, Series 2 owned by Chase Manhattan Capital Corporation and affiliates. The address of this shareholder is Chase Capital Partners, 380 Madison Avenue, New York, New York 10017.

 (5) With respect to Class B Common Stock, Series 1, includes 149,047 shares held by Archery Partners and 99,800 shares held by Baseball Partners, affiliates of Chase Manhattan Capital Corporation. With respect to Class B Common Stock, Series 2, includes 39,620 shares held by Archery Partners and 50,000 shares held by Baseball Partners. Does not include warrants held by Chase Manhattan Capital Corporation to purchase 2,052,526 shares of Class A Common Stock at $0.60667 per share, which shares are non-voting. The address of this shareholder is Chase Capital Partners, 380 Madison Avenue, New York, New York 10017.

 (6) Mr. Barry's address is 640 Menlo Avenue, Suite 5, Menlo Park, California 95025.


 (7) Includes 26,000 shares held by First TZMM Investment Partnership, of which Mr. Tomlinson is a general partner, 66,000 shares held by TZM Investment Fund of which Mr. Tomlinson is a general partner, 4,000 shares held by trusts for the benefit of Mr. Tomlinson's children and 119,984 shares subject to options held by TZM Investment Fund that are exercisable within 60 days of March 31, 1997. Mr. Tomlinson's address is 200 Page Mill Road, Second Floor, Palo Alto, California 94306.



 (8) Includes 72,000 shares subject to options exercisable within 60 days of March 31, 1997. Mr. Girbach's address is 18115 Mountfield Drive, Houston, Texas 77084.



 (9) Includes 80,000 shares subject to options exercisable within 60 days of March 31, 1997. Mr. Strickland's address is 890 Faulstich Court, San Jose, California 95112.

(10) Includes 55,000 shares subject to options exercisable within 60 days of March 31, 1997. Mr. Cullum's address is 890 Faulstich Court, San Jose, California 95112.



(11) Includes 16,050 shares subject to options exercisable within 60 days of March 31, 1997. Does not include (i) 123,756 shares and (ii) 41,976 shares subject to options exercisable within 60 days of March 31, 1997, held in the individual names of four other principals of The Breckenridge Group, Inc. Mr. Williams' address is Resurgens Plaza, Suite 2100, 945 E. Paces Ferry Road, Atlanta, Georgia 30326.



(12) Includes 40,900 shares subject to options exercisable within 60 days of March 31, 1997. Mr. Plummer's address is 890 Faulstich Court, San Jose, California 95112.



(13) Dr. Pfeffer's address is Graduate School of Business, Stanford University, Stanford, California 94305.



(14) Mr. Imbler's address is 101 Oakley Street, Evansville, Indiana 47706.



(15) Includes 18,000 shares subject to options exercisable within 60 days of March 31, 1997. Mr. Martz's address is 6540 Jeremie Drive, San Jose, California 95120.


(16) Includes all of the shares shown as included in footnotes (4), (5), and (8) through (16).

                       DESCRIPTION OF THE CREDIT FACILITY

GENERAL

    Concurrent with the closing of the Notes offering on October 2, 1995, the Company entered into a revolving line of credit (the "Credit Facility") with Heller Financial, Inc., the lender of certain of the debt retired with the net proceeds of the debt offering. The Credit Facility provides for revolving loans to the Company in an aggregate amount not to exceed $35.0 million. The loans constitute senior secured indebtedness of the Company.

    The information set forth herein relating to the Credit Facility is qualified in its entirety by reference to the complete text of the documents entered into in connection therewith, the forms of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

AVAILABILITY


    Borrowings under the Credit Facility are subject to a borrowing base of 85% of "Eligible Accounts," plus 60% of "Eligible Inventory" and 40% of "Eligible PPE" (generally, the net book value of the Company's property, plant and equipment), as those terms are defined in the Credit Facility. As of February 28, 1997, the Company borrowed $2.0 million of the $35.0 million committed under the Credit Facility. An additional $33.0 million was available for draw under the Credit Facility as of February 28, 1997. (Approximately $28.0 million was available for draw under the Credit Facility as of April 18, 1997.) The Company's ability to borrow under the Credit Facility in the future will be subject to the size of its borrowing base as well as compliance with covenants and financial ratios contained in the Credit Facility.


INTEREST

    The interest rate is (i) Base Rate plus 1.25% or (ii) LIBOR plus 2.25%, at the Company's option. The Base Rate is a variable rate of interest per annum calculated daily on the basis of a 360 day year equal to the rate of interest from time to time published by the Board of Governors of the Federal Reserve System in Federal Reserve statistical release H.15(519) entitled "Selected Interest Rates" as the Bank prime loan rate. The LIBOR option is available for interest periods of one, two, three or six months. On LIBOR loans as to which the interest period is six months, and on Base Rate loans, interest is be payable quarterly in arrears. On LIBOR loans as to which the interest period is one, two or three months, interest is payable at the end of the interest period. Interest is calculated daily on the basis of a 360-day year for the actual number of days elapsed.

    Repayment of LIBOR loans on any day other than the last day of the applicable interest periods, or failure to borrow any amount on the date scheduled for borrowing, requires compensation for breakage costs.

    A fee of 0.375% per annum is charged on the average daily unused portion of the Credit Facility, payable quarterly in arrears.

MATURITY

    The Credit Facility matures on October 2, 2000.

SECURITY

    The Credit Facility is secured by a first priority security interest on substantially all of the Company's and its Restricted Subsidiaries' real and personal property of every type and description, including a pledge of all capital stock of any Restricted Subsidiary of the Company. If in the future the Company's capital stock is beneficially owned or controlled by one or more holding companies, then the lender will require a continuing guaranty from the holding company, which guaranty must be secured by all the assets of the holding company, including a pledge of all the Company's capital stock.

PAYMENT TERMS

    The Credit Facility pays interest only as indicated above until maturity. Upon maturity, principal and all remaining accrued interest will be payable. The Company may prepay any borrowings under the Credit Facility at any time (subject to any applicable LIBOR breakage costs; see "--Interest" above).

COVENANTS

    The Credit Facility contains covenants and provisions that restrict, among other things, the Company's ability to: (i) incur additional indebtedness; (ii) incur liens on its property; (iii) make investments; (iv) enter into guarantees and other contingent obligations; (v) merge or consolidate with or acquire another person or engage in other fundamental changes; (vi) engage in certain sales of assets; (vii) engage in certain transactions with affiliates; and
(viii) make restricted junior payments. The Credit Facility also requires maintenance of a specified ratio of indebtedness to consolidated cash flow on a trailing twelve month basis and requires the repayment of loans under the Credit Facility with proceeds of certain sales of assets.

EVENTS OF DEFAULT

    The Credit Facility contains events of default customary for working capital financings.

                            DESCRIPTION OF THE NOTES

GENERAL

    The Notes were issued pursuant to an Indenture (the "Indenture") between the Company and Firstar Trust Company (formerly, American Bank National Association), as trustee (the "Trustee"). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Notes are subject to all such terms, and holders of Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. A copy of the Indenture described below is available to prospective investors upon request. The definitions of certain terms used in the following summary are set forth below under "--Certain Definitions." Unless the context otherwise requires, the term "Company" refers to Portola Packaging, Inc., a Delaware corporation.

PRINCIPAL, MATURITY AND INTEREST

    The Notes are unsecured general obligations of the Company, limited in aggregate principal amount to $110,000,000. The Notes will mature on October 1, 2005. Interest on the Notes accrues at the rate of 10.75% per annum and is payable semiannually on April 1 and October 1 of each year, commencing April 1, 1996, to holders of record ("Holders") on the immediately preceding March 15 and September 15. Interest on the Notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest is computed on the basis of a 360- day year comprised of twelve 30-day months. The Notes are payable as to principal, premium, if any, and interest at the office or agency of the Company maintained for such purpose within the City and State of New York or, in certain circumstances set forth in the Indenture, payment of interest may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders of Notes. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose. The Notes are issued in registered form, without coupons, and in denominations of $1,000 and integral multiples thereof.

OPTIONAL REDEMPTION

    Except as set forth in the next paragraph, the Notes are not redeemable at the Company's option prior to October 1, 2000. Thereafter, the Notes will be redeemable at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days notice, at the following redemption prices (expressed as percentages of principal amount) if redeemed during the twelve-month period beginning on October 1 of the years indicated below:

                                                                         REDEMPTION
YEAR                                                                        PRICE
-----------------------------------------------------------------------  -----------
2000...................................................................     105.375%
2001...................................................................     103.583%
2002...................................................................     101.791%

and thereafter at 100% of the principal amount, in each case, together with accrued and unpaid interest to the redemption date. Notwithstanding the foregoing, at any time prior to October 1, 1998, the Company may redeem up to $33.0 million principal amount of the Notes with the proceeds of one or more Public Equity Offerings at 110.75% of the aggregate principal amount thereof, together with accrued and unpaid interest, if any, to the date of redemption; PROVIDED that such redemption shall occur within 60 days of the date of the closing of any such Public Equity Offering; AND FURTHER PROVIDED that Notes having an aggregate principal amount of at least $77.0 million remain outstanding immediately after any such redemption.

SELECTION AND NOTICE

    If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate, PROVIDED that no Notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

MANDATORY REDEMPTION

    The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

RANKING


    The indebtedness evidenced by the Notes represent unsecured senior obligations of the Company and rank PARI PASSU in right of payment with all existing and future senior Indebtedness of the Company and senior in right of payment to any future subordinated Indebtedness of the Company. The Notes, however, are subordinated to senior secured Indebtedness of the Company with respect to the assets securing such Indebtedness, including any Indebtedness that may be incurred from time to time under the Credit Facility. See "Risk Factors--Effective Subordination of Notes in Certain Circumstances." At February 28, 1997, the Company (together with its subsidiaries) had $121.2 million of senior Indebtedness outstanding (including indebtedness under the Notes) and had, subject to certain restrictions, the ability to draw up to an additional $33.0 million of the $35.0 million committed under the Credit Facility.


REPURCHASE AT THE OPTION OF HOLDERS

    CHANGE OF CONTROL

    Upon the occurrence of a Change of Control, each Holder of Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest to the date of purchase (the "Change of Control Payment"). Within 30 days following any Change of Control, the Company will mail a notice to each Holder stating: (1) that the Change of Control Offer is being made pursuant to the covenant entitled "Offer to Repurchase Upon Change of Control" and that all Notes tendered will be accepted for payment; (2) the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed (the "Change of Control Payment Date"); (3) that any Note not tendered will continue to accrue interest; (4) that, unless the Company defaults in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest after the Change of Control Payment Date; (5) that Holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender the Notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Notes completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date; (6) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the second Business Day preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of Notes delivered for purchase, and a statement that such Holder is withdrawing his election to have such Notes purchased; and (7) that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered, which unpurchased portion must be equal to $1,000 in principal amount or an integral multiple thereof. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes in connection with a Change of Control.

    On the Change of Control Payment Date, the Company will, to the extent lawful, (1) accept for payment Notes or portions thereof tendered pursuant to the Change of Control Offer, (2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered and (3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of the Notes or portions thereof being purchased by the Company. The Paying Agent will promptly mail to each Holder of Notes so accepted the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; PROVIDED that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Company will send to the Trustee and the Holders on or as soon as practicable after the Change of Control Payment Date a notice setting forth the results of the Change of Control Offer.

    The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the Company's assets. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Company to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company to another person may be uncertain.

    In the event of a Change of Control, there can be no assurance that the Company would have sufficient funds to pay the repurchase price for Notes tendered by the holders thereof. In addition, a Change of Control would constitute a default under the Credit Facility and, since Indebtedness under the Credit Facility will effectively rank senior in priority to Indebtedness under the Notes, the Company would be obligated to repay Indebtedness under the Credit Facility in advance of Indebtedness under the Notes. See "Risk Factors--Effective Subordination of Notes in Certain Circumstances." The Company's repurchase of Notes as a result of the occurrence of a Change of Control may be prohibited or limited by, or create an event of default under, the terms of other agreements relating to borrowings which the Company may enter into from time to time, including agreements relating to secured Indebtedness. Failure by the Company to make or consummate a Change of Control Offer would constitute an immediate Event of Default under the Indenture, thereby entitling the Trustee or holders of at least 25% in principal amount of the then outstanding Notes to declare all of the Notes to be due and payable immediately; PROVIDED that so long as any Indebtedness permitted to be incurred pursuant to the Credit Facility is outstanding, such acceleration shall not be effective until the earlier of (i) an acceleration of any such Indebtedness under the Credit Facility or (ii) five business days after receipt by the Company of written notice of such acceleration. In the event all of the Notes are declared due and payable, the Company's ability to repay the Notes would be subject to the limitations referred to above.

    Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar restructuring.

    "CHANGE OF CONTROL" as used herein, means (a) any sale, lease, exchange or transfer (in one transaction or in a series of related transactions) of all or substantially all the assets of the Company to any Person or group of related Persons (other than Permitted Investors), (b) the merger or consolidation of the Company with or into another corporation or the merger of another corporation into the Company with the effect that immediately after such transaction the stockholders of the Company immediately prior to such transaction hold less than 50% of the total voting power of all securities generally entitled to vote in the election of directors, managers or trustees of the Person surviving such merger or consolidation, (c) acquisition by any person or group (as those terms are used in Sections 13(d) and 14(d) of the Exchange Act (other than the Permitted Investors) of the ultimate "beneficial ownership" as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of more than the greater of (i) 40% of the voting power of all securities of the Company generally entitled to vote in the election of directors of the Company or (ii) the total percentage of the voting power of all securities of the Company generally entitled to vote in the election of directors of the Company held by the Permitted Investors in the aggregate at the time of determination, (d) during any period of twenty-four consecutive months, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board or whose nomination for election by the stockholders of the Company was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the Board of Directors of the Company, or (e) the stockholders of the Company shall approve any plan for the liquidation or dissolution of the Company.

    "PERMITTED INVESTORS" means Jack L. Watts, Chase Manhattan Capital Corporation, Fleming Mercantile Investment Trust PLC, Fleming American Investment Trust PLC, LJL Cordovan Investors and Related Parties of any of the foregoing.

    "RELATED PARTY" with respect to any Permitted Investor means (A) any controlling stockholder, 80% (or more) owned Subsidiary, or spouse or immediate family member (in the case of an individual) of such Permitted Investor or (B) a trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 80% or more controlling interest of which consist of such Permitted Investor and/or such other persons referred to in the immediately preceding clause (A).

    ASSET SALES

    The Indenture provides that the Company will not conduct, and will not permit any of its Restricted Subsidiaries to conduct, an Asset Sale (as defined below) unless (x) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value (evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee prior to the consummation of the Asset Sale) of the assets sold or otherwise disposed of, and (y) at least 80% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents; PROVIDED, HOWEVER, that the amount of (A) any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet or in the notes thereto), of the Company or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes or the Subsidiary Guarantees), if any, that are assumed by the transferee of any such assets, and (B) any notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are immediately converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received), shall be deemed to be cash for purposes of this provision.

    Within 180 days after any Asset Sale, the Company may apply the Net Proceeds from such Asset Sale at its option (a) to permanently reduce debt outstanding under the Credit Facility (and to make corresponding reductions to the commitments in respect thereof) or (b) to make an investment in a business or capital expenditure or other long-term assets of the Company or its Restricted Subsidiaries. Pending the final application of any such Net Proceeds, the Company may invest such Net Proceeds in Cash Equivalents. Any Net Proceeds from the Asset Sale that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $5.0 million, the Company shall make an offer to all Holders of Notes (an "Asset Sale Offer") to purchase the maximum principal amount of Notes that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase, in accordance with the procedures set forth in the Indenture. To the extent that the aggregate amount of Notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of Notes surrendered by Holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased on a PRO RATAbasis. Upon completion of such offer to purchase, even if Notes less than the Excess Proceeds are tendered for purchase, the amount of Excess Proceeds shall be reset to zero.

    "ASSET SALE" means (i) the sale, lease, conveyance or other disposition of any property or assets of the Company or any Restricted Subsidiary (including by way of a sale-and-leaseback) other than sales of inventory (including equipment held as inventory) and obsolete equipment or redundant properties in the ordinary course of business consistent with past practice (provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company are governed by the provisions of the Indenture described above under the caption "--Change of Control" and/or the provisions described below under the caption "--Merger, Consolidation or Sale of Assets" and not by the provisions of this covenant), or (ii) the issuance of Equity Interests by any of its Restricted Subsidiaries, or the sale of Equity Interests by the Company or any of its Restricted Subsidiaries in any of its Subsidiaries, in the case of either clause (i) above or this clause (ii), whether in a single transaction or a series of related transactions, (a) that have an aggregate fair market value in excess of $250,000, or (b) for aggregate net proceeds in excess of $250,000. For purposes of this definition, the term "Asset Sale" shall not include any issuance of Equity Interests by the Company, any transfer of assets permitted pursuant to the covenant entitled "Restricted Payments" or pursuant to clause (d) or (e) of the definition of "Permitted Investments" or the transfer of assets or Equity Interests by the Company to a Restricted Subsidiary of the Company or by a Restricted Subsidiary of the Company to the Company or to another Restricted Subsidiary of the Company.

CERTAIN COVENANTS

    RESTRICTED PAYMENTS

    The Indenture provides that the Company will not, and, will not permit any of its Restricted Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any distribution on account of the Company's or any of its Restricted Subsidiaries' Equity Interests (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the person making such dividend or distribution, or dividends or distributions payable to the Company or any Restricted Subsidiary); (ii) purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Company or any Restricted Subsidiary or other Affiliate of the Company (other than any such Equity Interests owned by the Company or any Restricted Subsidiary of the Company or except in connection with a Permitted Investment made pursuant to clause (d) or (e) of the definition thereof); (iii) purchase, redeem, repay, defease, pay any amount of principal of or otherwise acquire or retire for value any Indebtedness that is subordinated to the Notes prior to the scheduled principal payment, sinking fund payment or maturity thereof; (iv) make any Investment in any Person (other than Permitted Investments) or (v) guarantee any Indebtedness of any Affiliate of the Company other than a Restricted Subsidiary of the Company or pursuant to a Guarantee that constitutes a Permitted Investment pursuant to clause (d) or clause (e) of the definition thereof (all such payments and other actions set forth in clauses (i) through (v) above being collectively referred to as "Restricted Payments"), unless, at the time of such Restricted Payment and after giving effect to such Restricted Payment:

        (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

        (b) the Company and its Restricted Subsidiaries would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock;" and

        (c) such Restricted Payment, together with the aggregate of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the date of the Indenture (including Restricted Payments permitted by the next succeeding paragraph), is less than the sum, without duplication, of (i) 50% of the cumulative Consolidated Net Income of the Company for the period (taken as one accounting period) from the date of the Indenture to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a loss, 100% of such loss), plus (ii) 100% of the aggregate net cash proceeds received by the Company from the issue or sale since the date of the Indenture of Equity Interests of the Company or of debt securities of the Company that have been converted into such Equity Interests (other than Equity Interests (or convertible debt securities) sold to a Subsidiary of the Company and other than Disqualified Stock or debt securities that have been converted into Disqualified Stock), plus (iii) 100% of any dividends or interest actually received in cash by the Company or a Restricted Subsidiary that is a Guarantor after the date of the Indenture from an Unrestricted Subsidiary, a Person that is not a Subsidiary or a Person that is accounted for on the equity method, plus (iv) $5.0 million.

    The foregoing provisions will not prohibit (i) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture; (ii) the redemption, repurchase, retirement or other acquisition of any Equity Interests of the Company in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Subsidiary of the Company) of other Equity Interests of the Company (other than any Disqualified Stock), PROVIDED, that the amount of any such net cash proceeds used therefor shall be excluded from clause (c)(ii) of the preceding paragraph to the extent otherwise included therein; (iii) the defeasance, redemption or repurchase of subordinated Indebtedness with the net proceeds from an incurrence of Permitted Refinancing Indebtedness or in exchange for or out of the proceeds of a substantially concurrent sale (other than to a Subsidiary of the Company) of Equity Interests of the Company (other than Disqualified Stock) or upon the conversion of subordinated Indebtedness into Equity Interests of the Company (other than Disqualified Stock), PROVIDED, that the amount of any such net cash proceeds used therefor shall be excluded from clause (c)(ii) of the preceding paragraph to the extent otherwise included therein; (iv) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company held by any member of the Company's (or any of its Subsidiaries') management pursuant to any management equity subscription agreement or stock option agreement currently in effect or entered into hereafter in the ordinary course of business; PROVIDED, HOWEVER, that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $1.0 million, plus the aggregate cash proceeds received by the Company from any reissuance of Equity Interests by the Company to members of management of the Company and its Subsidiaries; and no Default or Event of Default shall have occurred and be continuing immediately after such transaction. For purposes of the preceding sentence, payment of the option exercise price of stock options held by members of management by the tender of shares of the Company's common stock shall not be deemed to constitute a repurchase, redemption, acquisition or retirement of Equity Interests held by members of management. A tender of the Company's common stock by members of management in payment of withholding taxes shall be a repurchase, redemption, acquisition or retirement of Equity Interests held by members of management only to the extent that the amount of withholding taxes the Company pays on behalf of such member of management exceeds the reduction in the Company's state and federal taxes caused by the exercise of the stock option to which the withholding payment relates.

    The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default. For purposes of making such determination, all Investments by the Company and its Restricted Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated will be deemed to be Restricted Payments at the time of such designation and will reduce the amount available for Restricted Payments under the first paragraph of this covenant. All such Investments will be deemed to constitute Investments in an amount equal to the greatest of (x) the net book value of such Investments at the time of such designation, (y) the fair market value of such Investments at the time of such designation and (z) the original fair market value of such Investments at the time they were made. Such designation will only be permitted if such Restricted Payment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

    Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant "Restricted Payments" were computed, which calculations may be based upon the Company's latest available financial statements.

    INCURRENCE OF INDEBTEDNESS AND ISSUANCE OF PREFERRED STOCK

    The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to (collectively, "incur") any Indebtedness (including Acquired Debt) and that the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; PROVIDED, HOWEVER, that the Company or any Subsidiary may incur Indebtedness or the Company may issue shares of Disqualified Stock if:

        (i) the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.00 to 1.0 if such Indebtedness is incurred or such Disqualified Stock is issued, after giving pro forma effect to the incurrence or issuance thereof, on or before October 1, 1997 or at least 2.25 to 1.00 if such Indebtedness is incurred or such Disqualified Stock is issued after October 1, 1997; and

        (ii) if such Indebtedness is subordinated in right of payment to the Notes, the final stated maturity of such Indebtedness is later than the final stated maturity of the Notes and the Weighted Average Life to Maturity of such Indebtedness is greater than the remaining Weighted Average Life to Maturity of the Notes.

    The foregoing limitations will not apply to the incurrence by the Company or its Subsidiaries of Permitted Indebtedness, which means:

        (a) The Notes or any Subsidiary Guarantee;

        (b) the incurrence by the Company of Indebtedness under the Credit Facility (and guarantees thereof by the Company's Restricted Subsidiaries) in an aggregate principal amount at any time outstanding not to exceed the greater of (i) $35.0 million or (ii) the Borrowing Base, less (y) the aggregate amount of all Net Proceeds of Asset Sales applied to reduce permanently the commitment with respect to such Indebtedness pursuant to the covenant described under the caption "Asset Sales" and (z) the aggregate principal amount of mortgage financing incurred pursuant to clause (l) below to the extent not repaid from operating cash flow;

        (c) any Indebtedness of the Company and its Restricted Subsidiaries (other than under the Credit Facility and the Notes) in existence on the date of original issuance of the Notes (after giving effect to the application of the net proceeds of the sale of the Notes);

        (d) the incurrence of Indebtedness by the Company or its Restricted Subsidiaries pursuant to letters of credit in an aggregate principal amount not to exceed $1.0 million (such letters of credit being deemed to have a principal amount equal to the maximum potential liability thereunder);

        (e) the incurrence by the Company or its Restricted Subsidiaries of Indebtedness pursuant to letters of credit or Guarantees for the benefit of Persons in which the Company or a Restricted Subsidiary may make Permitted Investments pursuant to clause (d) or clause (e) of the definition thereof, provided that for purposes of calculating the amount permitted to be invested pursuant to such clause (d) or (e), any such letter of credit or Guarantee shall be deemed to represent an Investment in such Person by the Company or Restricted Subsidiary in the amount of the maximum potential liability thereunder;

        (f) the incurrence by the Company or its Restricted Subsidiaries of Indebtedness which also constitutes an Investment permitted to be made under the covenant entitled "Restricted Payments;"

        (g) the incurrence by the Company or its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financing or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property used in the business of the Company or such Restricted Subsidiary in an aggregate principal amount not to exceed $1.0 million at any one time outstanding;

        (h) intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries;

        (i) the incurrence by the Company or its Restricted Subsidiaries of (i) Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of the Indenture to be outstanding, (ii) Currency Agreements and (iii) Commodity Agreements;

        (j) the incurrence of Permitted Refinancing Indebtedness by the Company or its Restricted Subsidiaries in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund, Indebtedness that was permitted by the Indenture to be incurred;

        (k) the incurrence by the Company's Unrestricted Subsidiaries of Non-Recourse Debt, PROVIDED, HOWEVER, that if any such Indebtedness ceases to be Non-Recourse Debt of an Unrestricted Subsidiary, such event shall be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary of the Company;

        (l) the incurrence by the Company or its Restricted Subsidiaries of mortgage financing used to acquire headquarters, manufacturing and/or warehouse facilities leased by the Company on the Issuance Date (as well as certain real property adjacent thereto) located in San Jose, California in an aggregate principal amount not to exceed $7.0 million; and

        (m) the incurrence of Indebtedness by the Company or its Restricted Subsidiaries (in addition to Indebtedness permitted by any other clause of this paragraph) in an aggregate principal amount at any time outstanding not to exceed $5.0 million.

    For purposes of the foregoing provision, the cash flow generated by any Person, business, property or asset acquired during the immediately preceding four fiscal quarter period (or subsequent to the end thereof and on or prior to the Calculation Date) shall be determined on the same basis provided in the definition of Consolidated Cash Flow plus there shall be taken into account, to the extent permitted by GAAP (and Regulation S-X under the Securities Act and interpretations thereof by the staff of the Commission) (y)(i) the savings in cost of sales reasonably expected to result from the acquisition of such Person, business, property or assets and (ii) other savings in or eliminations of selling and distribution expenses and general and administrative expenses reasonably expected to result from the acquisition of such Person, business, property or assets, minus (z) the incremental expenses that reasonably would be expected to be included in cost of sales, selling and distribution expenses and general and administrative expenses as a result of the operation of the acquired Person, business, property or assets by the Company and its Restricted Subsidiaries. In addition, for purposes of the Fixed Charge Coverage Ratio test set forth in the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock," Consolidated Cash Flow and Fixed Charges shall be calculated after giving effect on a pro forma basis for the period of such calculation to the incurrence of any Indebtedness at any time during the period commencing on the first day of the four full fiscal quarter period that precedes the Calculation Date and ending on and including the Calculation Date (and that is outstanding on the Calculation Date), including without limitation the incurrence of the Indebtedness giving rise to the need to make such calculation, in each case as if such incurrence occurred and the proceeds therefrom had been applied on the first day of such four full fiscal quarter period. Further, for purposes of the Fixed Charge Coverage Ratio test set forth in the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock," Consolidated Interest Expense attributable to any Indebtedness (whether existing or being incurred) bearing a floating interest rate shall be computed on a pro forma basis at an assumed rate equal to the higher of (i) the actual rate in effect on the date of computation under the instrument governing such Indebtedness, or (ii) the average of the floating rate for such Indebtedness for the one-year period immediately prior to the date of computation, as if such assumed rate had been the applicable rate for the entire period.

    NEGATIVE PLEDGE

    The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien, other than Permitted Liens, on any asset now owned or hereafter acquired, or any income or profits therefrom or assign or convey any right to receive income therefrom, unless all payments due under the Indenture and the Notes (including any Subsidiary Guarantee thereof given by such Restricted Subsidiary) are secured by a Lien on such property that is (i) equal and ratable with such Lien or (ii) in the case of Indebtedness which is subordinated in right of payment to the Notes (or such Subsidiary Guarantee), the Notes (or such Subsidiary Guarantee) are secured by a Lien on such asset that is senior to such Lien.

    DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING RESTRICTED SUBSIDIARIES

    The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to (a)(i) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (A) on its Capital Stock or (B) with respect to any other interest or participation in, or measured by, its profits, or (ii) pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries, (b) make loans or advances to the Company or any of its Restricted Subsidiaries or (c) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries, except for such encumbrances or restrictions existing under or by reasons of (i) indebtedness as in effect on the date of the Indenture, (ii) the Credit Facility as in effect as of the date of the Indenture, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof, PROVIDED that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are no more restrictive with respect to such dividend and other payment restrictions than those contained in the Credit Facility as in effect on the date of the Indenture, (iii) the Indenture and the Notes, (iv) applicable law, (v) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, PROVIDED that the Consolidated Cash Flow of such Person is not taken into account in determining whether such acquisition was permitted by the terms of the Indenture, (vi) customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices, (vii) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (c) above on the property so acquired, (viii) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive than those contained in the agreements governing the Indebtedness being refinanced, (ix) encumbrances or restrictions arising under Liens created pursuant to clause (g) of the definition of Permitted Liens, or (x) the Subsidiary Guarantees (if any).

    MERGER, CONSOLIDATION, OR SALE OF ASSETS

    The Indenture provides that the Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another corporation, Person or entity unless (i) the Company is the surviving corporation or the entity or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the entity or Person formed by or surviving any such consolidation or merger (if other than the Company) or the entity or Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee; (iii) immediately before and, on a PRO FORMA basis, immediately after giving effect to such transaction no Default or Event of Default exists;
(iv) the Company or any entity or Person formed by or surviving any such consolidation or merger, or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (A) will have Consolidated Net Worth (immediately after the transaction but prior to any purchase accounting adjustments resulting from the transaction) equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction and (B) will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed

Charge Coverage Ratio test set forth in the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock;" and (v) the Company shall have delivered to the Trustee an officers' certificate that items (i) to (iv) have been satisfied and a legal opinion as to certain legal matters.

    TRANSACTIONS WITH AFFILIATES

    The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless (a) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person and (b) the Company delivers to the Trustee (i) with respect to any Affiliate Transaction involving aggregate payments in excess of $2.0 million, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (a) above and such Affiliate Transaction is approved by a majority of the members of the Board of Directors and (ii) with respect to any Affiliate Transaction involving aggregate payments in excess of $5.0 million, an opinion as to the fairness to the Company or such Restricted Subsidiary from a financial point of view issued by an investment banking firm of national standing; PROVIDED, HOWEVER, that (i) any employment, stock option, stock purchase or stock grant agreement entered into by the Company or any of its Restricted Subsidiaries with officers and employees in the ordinary course of business and consistent with the past practice of the Company or such Restricted Subsidiary; (ii) transactions between or among the Company and/or its Restricted Subsidiaries; (iii) transactions permitted by the provisions of the Indenture described above under the covenant "Restricted Payments" or pursuant to clause
(d) or (e) of the definition of "Permitted Investments;" and (iv) loans and advances to officers and employees of the Company or any of its Restricted Subsidiaries in the ordinary course of business in an amount not to exceed $1.5 million at any one time outstanding, in each case, shall not be deemed Affiliate Transactions.

    SUBSIDIARY GUARANTEES


    Currently, the Company has only three operating subsidiaries, namely, Portola Packaging Canada Ltd., its western Canadian subsidiary, Portola Packaging Ltd., its eastern Canadian subsidiary, and Portola Packaging Ltd., its United Kingdom subsidiary. In early April 1997, the Company's eastern Canadian and United Kingdom subsidiaries became Restricted Subsidiaries and each such entity executed a Subsidiary Guarantee in respect of the Notes in connection therewith. No other subsidiary of the Company or other business entity in which the Company owns an interest presently acts as a Guarantor in respect of the Notes or will be required to do so under the terms of the Indenture, unless the Subsidiary or other business entity elects to become a Restricted Subsidiary. If in the future a "Restricted Subsidiary" of the Company exists with assets, businesses, divisions, real property or equipment having an aggregate fair market value (as determined in good faith by the Board of Directors) in excess of $100,000, it will be required under the Indenture to execute and deliver to the Trustee a supplemental indenture in form and substance reasonably satisfactory to the Trustee pursuant to which such Restricted Subsidiary shall jointly and severally guarantee all of the Company's obligations under the Notes (each, a "Subsidiary Guarantee") and to deliver an opinion of counsel as to certain legal matters, in accordance with the terms of the Indenture. The Company will furnish financial information with respect to such Restricted Subsidiary in accordance with the Company's reporting requirements under the Indenture and the Securities Exchange Act of 1934, as amended. The obligations of a Guarantor under its Subsidiary Guarantee will be limited so as not to constitute a fraudulent conveyance under applicable law.


    The Indenture provides that no Guarantor may consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, whether or not affiliated with such Guarantor

(other than the Company or a Restricted Subsidiary of the Company that is a Guarantor), unless (i) the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) assumes all obligations of such Guarantor pursuant to a supplemental indenture in form and substance reasonably satisfactory to the Trustee, under its Subsidiary Guarantee, the Notes and the Indenture; (ii) immediately after giving effect to such transaction, no Default or Event of Default exists; and (iii) such Guarantor, or any Person formed by or surviving any such consolidation or merger, (A) would have Consolidated Net Worth (immediately after giving effect to such transaction but prior to any purchase accounting adjustments resulting from the transaction), equal to or greater than the Consolidated Net Worth of such Guarantor immediately preceding the transaction and (B) the Company would be permitted by virtue of the Company's pro forma Fixed Charge Coverage Ratio to incur, immediately after giving effect to such transaction, at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock."

    The Indenture provides that in the event of a sale or other disposition of all of the assets of any Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the capital stock of any Guarantor, then such Guarantor (in the event of a sale or other disposition of all of the capital stock of such Guarantor) or the corporation acquiring the assets (in the event of a sale or other disposition of all of the assets, by way of merger, consolidation or otherwise, of such Guarantor) will be released and relieved of any obligations under its Subsidiary Guarantee; provided that the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the Indenture. See "Repurchase the Option of Holders--Asset Sales."


    REPORTS


    Whether or not required by the rules and regulations of the Securities and Exchange Commission (the "Commission"), so long as any Notes are outstanding, the Company (and any Guarantor, if applicable) will furnish to the Trustee and to the Holders of Notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes the financial condition and results of operations of the Company and its Subsidiaries on a consolidated basis and, with respect to the annual information only, a report thereon by the Company's certified independent accountants and (ii) all reports that would be required to be filed with the Commission on Form 8-K if the Company (and/or any Guarantor, if applicable) were required to file such reports. In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports, and any other information required by
Section 13 or 15(d) of the Exchange Act, with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request.

    Concurrently with the delivery of the reports required to be delivered pursuant to the preceding paragraph, the Company shall deliver to the Trustee and to each Holder annual and quarterly financial statements with appropriate footnotes of the Company and its Restricted Subsidiaries, all prepared and presented in a manner substantially consistent with those of the Company and its Subsidiaries on a consolidated basis required by the preceding paragraph.

EVENTS OF DEFAULT AND REMEDIES

    The Indenture provides that each of the following constitutes an Event of
Default: (i) default for 30 days in the payment when due of interest on the Notes; (ii) default in payment when due of the principal or of premium, if any, on the Notes; (iii) failure by the Company to make or consummate a Change of Control Offer or an Asset Sale Offer or to comply with the provisions described under the covenants "Restricted Payments," "Incurrence of Indebtedness and Issuance of Preferred Stock" and "Merger, Consolidation or Sale of Assets;" (iv) failure by the Company or a Restricted Subsidiary for 60 days after notice from the Trustee or the holders of at least 25% in principal amount of the Notes then outstanding to comply with any of its other agreements in the Indenture or the Notes or of any Guarantor to perform any of its other covenants under its Subsidiary Guarantee; (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any Restricted Subsidiary) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default (a) is caused by failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $2.0 million or more; (vi) failure by the Company or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $2.0 million, which judgments are not paid, discharged, bonded or stayed for a period of 60 days; (vii) any Holder of at least $2.0 million of secured Indebtedness of the Company or secured Indebtedness of any Restricted Subsidiary, after a default with respect to such secured Indebtedness, shall commence proceedings or take any action to retain or collect, in satisfaction of such secured Indebtedness, assets of the Company or any Restricted Subsidiary having a fair market value in excess of $2.0 million;
(viii) any Subsidiary Guarantee of a Significant Subsidiary (or group of Subsidiaries that, taken together, constitutes a Significant Subsidiary) shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor that is a Significant Subsidiary (or group of Guarantors that, taken together, constitute a Significant Subsidiary), or any Person acting on behalf of any such Guarantor or Guarantors, shall deny or disaffirm its obligations under its Subsidiary Guarantee; or (ix) certain events of bankruptcy or insolvency with respect to the Company or any of its Significant Subsidiaries.

    If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately; provided, that so long as any Indebtedness permitted to be incurred pursuant to the Credit Facility shall be outstanding, such acceleration shall not be effective until the earlier of (i) an acceleration of any such Indebtedness under the Credit Facility or (ii) five business days after receipt by the Company of written notice of such acceleration. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to the Company or any Restricted Subsidiary, all outstanding Notes will become due and payable without further action or notice. Under certain circumstances, the Holders of at least a majority in principal amount of the outstanding Notes may rescind any acceleration with respect to the Notes and its consequences. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

    The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

    No director, officer, employee, incorporator or stockholder of the Company or a Guarantor, as such, shall have any liability for any obligations of the Company or such Guarantor under the Notes, the Indenture or a Subsidiary Guarantee or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such

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liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

    The Company may, at its option and at any time, elect to have all of its and the Guarantors' obligations discharged with respect to the outstanding Notes ("Legal Defeasance") except for (i) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due, (ii) the Company's and the Guarantors' obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's and the Guarantors' obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guarantors released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

    In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in United States dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the incurrence of Indebtedness all or a portion of which will be used to defease the Notes pursuant to the Indenture concurrently with such incurrence) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company shall have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (vii) the Company shall have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over the other creditors of the Company or the Guarantors, if any, with the intent of defeating, hindering, delaying or defrauding creditors of the Company or any such Guarantors; and
(viii) the Company shall have delivered to the Trustee an Officers' Certificate and an opinion of counsel as to matters of law, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

TRANSFER AND EXCHANGE

    A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

    The registered Holder of a Note will be treated as the owner of such Note for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

    Except as provided in the next succeeding paragraphs, the Company and the Trustee may amend or supplement the Indenture or the Notes with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).

    Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder of Notes): (i) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver; (ii) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption "Repurchase at the Option of Holders"); (iii) reduce the rate of or change the time for payment of interest on any Note; (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration); (v) make any Note payable in money other than that stated in the Notes; (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults, waiver of certain covenants, supplemental indentures requiring the consent of Holders, or the rights of Holders of Notes to receive payments of principal of or premium, if any, or interest on the Notes; (vii) waive a redemption or purchase payment with respect to any Note (other than a payment required by one of the covenants described above under the caption "Repurchase at the Option of Holders"); (viii) impair the right of any Holder to institute suit for the enforcement of any payment under any Note after the maturity thereof; (ix) release any Guarantor other than in accordance with the Indenture, or change any Guarantee in any manner that would adversely affect the Holders; or (x) make any change in the foregoing amendment and waiver provisions.

    Notwithstanding the foregoing, without the consent of any Holder of Notes, the Company and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for any supplemental indenture required by the covenant described under the caption "Subsidiary Guarantees," to provide for the assumption of the Company's obligations to Holders of the Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders of the Notes or that does not adversely affect the legal rights under the Indenture of any such Holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

CONCERNING THE TRUSTEE

    The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, the Guarantors or any Affiliate of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

    The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his or her own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

ADDITIONAL INFORMATION

    Anyone may obtain a copy of the Indenture without charge by writing to Portola Packaging, Inc., 890 Faulstich Court, San Jose, California 95112,
Attention: Chief Financial Officer.

CERTAIN DEFINITIONS

    Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

    "ACQUIRED DEBT" means, with respect to any specified Person: (i) Indebtedness of any other Person existing at the time such other Person merged with or into or became a Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person and (ii) Indebtedness encumbering any asset acquired by such specified Person.

    "AFFILIATE" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

    "BORROWING BASE" means, as of any date, an amount equal to the sum of (a) 85% of the Eligible Accounts owned by the Company and its Restricted Subsidiaries, (b) 60% of the Eligible Inventory owned by the Company and its Restricted Subsidiaries and (c) 40% of the Eligible PPE owned by the Company and its Restricted Subsidiaries, provided, that the Borrowing Base shall be adjusted to give pro forma effect to the acquisition of any Person, property or assets by the Company or by any Restricted Subsidiary of the Company that is a Guarantor, so long as (i) such acquisition is consummated on or prior to the date of calculation of the Borrowing Base and (ii) in the case of an acquisition of a Person, such Person (y) becomes a Restricted Subsidiary of the Company and a Guarantor or (z) is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company that is a Guarantor.

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
    "CALCULATION DATE" means the date on which the calculation of the Fixed Charge Coverage Ratio is made.

    "CAPITAL LEASE OBLIGATION" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be so required to be capitalized on the balance sheet in accordance with GAAP.

    "CAPITAL STOCK" means any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, including, without limitation, with respect to partnerships, partnership interests (whether general or limited) and any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, such partnership.

    "CASH EQUIVALENTS" means (i) United States dollars, (ii) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than six months from the date of acquisition, (iii) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any lender party to the Credit Facility or with any domestic commercial bank having capital and surplus in excess of $500 million, (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (ii) and
(iii) entered into with any financial institution meeting the qualifications specified in clause (iii) above and (v) commercial paper having the highest rating obtainable from Moody's Investors Service, Inc. or Standard & Poor's Corporation and in each case maturing within six months after the date of acquisition.

    "COMMODITY AGREEMENT" means any commodity futures contract, commodity option or other similar agreement or arrangement entered into by the Company or any Subsidiary designed to protect the Company or any of its Subsidiaries against fluctuations in the price of commodities actually used in the ordinary course of business of the Company and its Subsidiaries.

    "CONSOLIDATED CASH FLOW" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus (a) an amount equal to any extraordinary loss plus any net loss realized in connection with an Asset Sale (to the extent such losses were deducted in computing Consolidated Net Income), plus (b) provision for taxes based on income or profits of such Person for such period, to the extent such provision for taxes was included in computing Consolidated Net Income, plus (c) consolidated interest expense of such Person for such period, whether paid or accrued and whether or not capitalized (including amortization of original issue discount, non-cash interest payments and the interest component of any payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred with respect to letters of credit and bankers' acceptance financing and net payments (if any) pursuant to Hedging Obligations), to the extent such expense was deducted in computing Consolidated Net Income, plus (d) depreciation, amortization (including amortization of goodwill and other intangibles) and other non-cash charges (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person for such period to the extent such depreciation, amortization and other non-cash charges were deducted in computing Consolidated Net Income, plus (e) all amounts accrued or paid on or prior to the Issuance Date in respect of litigation costs incurred by the Company pursuant to the conduct of its patent infringement litigation with Scholle Corporation, in each case, on a consolidated basis and determined in accordance with GAAP.

    "CONSOLIDATED NET INCOME" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP, provided, that (i) the Net Income of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting shall be excluded, whether or not distributed to the Company or one of its Subsidiaries, (ii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded, (iii) the Net Income of any Unrestricted Subsidiary shall be excluded, whether or not distributed to the Company or one of its Subsidiaries, and (iv) the cumulative effect of a change in accounting principles shall be excluded.

    "CONSOLIDATED NET WORTH" means, with respect to any Person as of any date, the sum of (i) the consolidated equity of the common stockholders of such Person and its consolidated Restricted Subsidiaries as of such date plus (ii) the respective amounts reported on such Person's balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock, less (x) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made within 12 months after the acquisition of such business) subsequent to the date of the Indenture in the book value of any asset owned by such Person or a consolidated Restricted Subsidiary of such Person, and (y) all unamortized debt discount and expense and unamortized deferred charges as of such date, all of the foregoing determined in accordance with GAAP.

    "CREDIT FACILITY" means that certain Second Amended and Restated Credit and Security Agreement, dated as of October 2, 1995 by and among the Company and Heller Financial, Inc., providing for credit borrowings, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time (regardless of whether Heller Financial, Inc. or any Affiliate thereof is a lender thereunder).

    "CURRENCY AGREEMENT" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any of its Subsidiaries against fluctuation in the values of the currencies of the countries (other than the United States) in which the Company or its Subsidiaries conduct business.

    "DEFAULT" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

    "DISQUALIFIED STOCK" means any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the Holder thereof, in whole or in part, on or prior to a date that is one year after the date on which the Notes mature.

    "ELIGIBLE ACCOUNTS" has the meaning assigned to such term in the Second Amended and Restated Credit and Security Agreement dated October 2, 1995 between the Company and Heller Financial, Inc., as in effect on the Issuance Date, provided that references to "Agent" in the definition of such term shall include any agent performing similar functions under a successor credit facility.

    "ELIGIBLE INVENTORY" has the meaning assigned to such term in the Second Amended and Restated Credit and Security Agreement dated October 2, 1995 between the Company and Heller Financial, Inc., as in effect on the Issuance Date, provided that references to "Agent" in the definition of such term shall include any agent performing similar functions under a successor credit facility.

    "ELIGIBLE PPE" has the meaning assigned to such term in the Second Amended and Restated Credit and Security Agreement dated October 2, 1995 between the Company and Heller Financial, Inc., as in effect on the Issuance Date, provided that references to "Agent" in the definition of such term shall include any agent performing similar functions under a successor credit facility.

    "EQUITY INTERESTS" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for Capital Stock).

    "FIXED CHARGES" means, with respect to any Person for any period, the sum of
(a) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, to the extent such expense was deducted in computing Consolidated Net Income (including amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations and net payments (if any) pursuant to Hedging Obligations), (b) commissions, discounts and other fees and charges incurred with respect to letters of credit and bankers' acceptances financing,
(c) consolidated interest expense of such person and its Restricted Subsidiaries that was capitalized during such period, (d) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or any of its Restricted Subsidiaries or secured by a Lien on assets of such Person or any of its Restricted Subsidiaries (other than on the Capital Stock of Unrestricted Subsidiaries) and (e) preferred stock dividend requirements on any series of preferred stock of such Person or any of its Restricted Subsidiaries times a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person and its Restricted Subsidiaries, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

    "FIXED CHARGE COVERAGE RATIO" means with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person and its Restricted Subsidiaries for such period (exclusive of amounts attributable to discontinued operations, as determined in accordance with GAAP, or operations and businesses disposed of prior to the Calculation Date) to the Fixed Charges of such Person and its Restricted Subsidiaries for such period (exclusive of amounts attributable to discontinued operations, as determined in accordance with GAAP, or operations and businesses disposed of prior to the Calculation Date, but only to the extent that the obligations giving rise to such Fixed Charges would no longer be obligations contributing to such Person's Fixed Charges subsequent to the Calculation Date).

    "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the Indenture.

    "GUARANTEE" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness,

    "GUARANTOR" means each subsidiary that executes a Subsidiary Guarantee in accordance with the provisions of the Indenture, and its respective successors and assigns.

    "HEDGING OBLIGATIONS" means, with respect to any Person, the obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

    "INDEBTEDNESS" means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all indebtedness of others secured by a Lien on any asset of such Person (whether or not such indebtedness is assumed by such Person) and, to the extent not otherwise included, the Guarantee by such Person of any indebtedness of any other Person.

    "INVESTMENTS" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees), letters of credit (or reimbursement agreements in respect thereof), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), or purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP.

    "ISSUANCE DATE" means the closing date for the sale and original issuance of the Notes.

    "LIEN" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

    "NET INCOME" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (i) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions), or (b) the disposition of any securities or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries, and (ii) all extraordinary gains or losses (together with any related tax provision pertaining to such extraordinary items).

    "NET PROCEEDS" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale, net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets.

    "NON-RECOURSE DEBT" means Indebtedness (i) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness, other than Indebtedness the incurrence of which also constitutes an Investment permitted to be made under the covenant entitled "Restricted Payments"or pursuant to clause (d) or (e) of the definition of "Permitted Investments"), (b) is directly or indirectly liable (as a guarantor or otherwise, other than pursuant to a Guarantee which also constitutes an Investment permitted to be made under the covenant entitled "Restricted Payments" or pursuant to clause (d) or (e) of the definition of "Permitted Investments"), or (c) constitutes the lender, other than pursuant to loans that also constitute an Investment permitted to be made under the covenant entitled "Restricted Payments" or pursuant to clause (d) or (e) of the definition of "Permitted Investments"; and (ii) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and
(iii) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries (other than the capital stock of one or more Unrestricted Subsidiaries).

    "OBLIGATIONS" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

    "PERMITTED INVESTMENTS" means (a) any Investments in the Company or in a Restricted Subsidiary of the Company that is a Guarantor; (b) any Investments in Cash Equivalents; (c) Investments by the Company or any Subsidiary of the Company in a Person, if as a result of such Investments (i) such Person becomes a Restricted Subsidiary of the Company and a Guarantor, or (ii) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company that is a Guarantor; (d) any Investments made on or after the Issuance Date in Persons primarily engaged in the packaging business not to exceed $10.0 million in aggregate amount at any one time outstanding (measured by the fair market value of such Investments as of the date made); and (e) Investments in or on behalf of Portola Packaging Canada Ltd. or any successor thereto in an annual amount not to exceed the lesser of C$1.0 million and U.S. $1.0 million in each of calendar years 1996, 1997 and 1998. For purposes of calculating the aggregate amount of Permitted Investments permitted to be outstanding at any one time pursuant to clause (d) of the preceding sentence, (i) to the extent the consideration for any such Investment consists of Equity Interests (other than Disqualified Stock) of the Company, the value of the Equity Interests so issued will be ignored in determining the amount of such Investment, (ii) the aggregate amount of such Investments made by the Company and its Restricted Subsidiaries on or after the Issuance Date will be decreased (but not below zero) by an amount equal to the lesser of (y) the cash return of capital to the Company or a Restricted Subsidiary with respect to such Investment that is sold for cash or otherwise liquidated or repaid for cash (less, in each case, the cost of disposition, including applicable taxes, if any) and (z) the initial amount of such investment and (iii) in the case of Investments made by issuing letters of credit (or reimbursement agreements in respect thereof), the aggregate amount of such Investments will be decreased by the amount remaining unpaid thereunder upon termination of the Company's (or a Restricted Subsidiary's) obligations thereunder.

    "PERMITTED LIENS" means (a) purchase money Liens securing trade payables;
(b) Liens existing on the date of the Indenture; (c) Liens on assets of Unrestricted Subsidiaries or Liens on Equity Interests in Unrestricted Subsidiaries, in either case, that secure Non-Recourse Debt of Unrestricted Subsidiaries; (d) Liens securing Indebtedness incurred under the Credit Facility in an aggregate principal amount at any time outstanding not to exceed the amount permitted to be incurred under clause (b) of the second paragraph of the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock";
(e) Liens securing Capitalized Lease Obligations or purchase money Indebtedness otherwise permitted under the Indenture; (f) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; PROVIDED that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor; (g) Liens (including extensions and renewals thereof) upon property or assets (including Equity Interests) acquired after the Closing Date; provided that (x) such Lien is created solely for the purpose of securing Indebtedness incurred
(A) to finance the cost (including the cost of improvement or construction) of the item of property or assets (including Equity Interests) subject thereto and such Lien is created prior to, at the time of or within six months after the later of the acquisition, the completion of construction or the commencement of full operation of such property or (B) to refinance any Indebtedness previously so secured, (y) the principal amount of Indebtedness secured by such Lien does not exceed 100% of such cost and (z) any such Lien shall not extend to or cover any property or assets other than such item of property or assets and any improvements of such item (it being expressly understood and acknowledged that any such Lien may extend to or cover items of property or assets (and any improvements of such items) owned by an entity whose Equity Interests are acquired by the Company or a Restricted Subsidiary and which becomes a Restricted Subsidiary concurrently with such acquisition); and (h) any Lien securing Acquired Debt created prior to (and not created in connection with, or in contemplation of) the incurrence of such Indebtedness by the Company or any Restricted Subsidiary, in each case which Indebtedness is permitted under the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock;" PROVIDED that any such Lien only extends to the assets that were subject to such Lien securing such Acquired Debt prior to the related transaction by the Company or its Restricted Subsidiaries; (i) statutory Liens of landlords, carriers, warehousemen, mechanics, materialmen and other similar Liens imposed by law that are incurred in the ordinary course of business for sums not more than thirty (30) days delinquent or that are being contested in good faith, provided that a reserve or other appropriate provision shall have been made therefor; (j) Liens (other than Liens imposed under the Employee Retirement Income Security Act of 1974, as amended) incurred or deposits made in the ordinary course of business (including workers' compensation, unemployment insurance, social security, bonds, leases, and other similar obligations) (exclusive of obligations for the payment of borrowed money); (k) deposits, in an aggregate amount not to exceed $500,000, made in the ordinary course of business to secure liabilities to insurance carriers; and (l) easements, rights-of-way, restrictions, and other similar charges or encumbrances not interfering in any material respect with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries and not lessening in any material respect the value of such property being encumbered. At the election of the Company evidenced by a resolution of the Board of Directors of the Company at or prior to the time of acquisition of Equity Interests in an entity which thereupon becomes a Restricted Subsidiary, Permitted Liens created pursuant to clause (g) of this definition may also extend to after-acquired property of such Restricted Subsidiary; PROVIDED, that after such election and for as long as a Lien on such after-acquired property exists, such a Restricted Subsidiary shall be treated, on a pro forma basis after giving effect to any Investment made in connection with such acquisition, as an Unrestricted Subsidiary for purposes of the definition of "Permitted Investments" hereunder.

    "PERMITTED REFINANCING INDEBTEDNESS" means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries; PROVIDED that: (1) the principal amount of such indebtedness does not exceed the principal amount of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith); (2) such Indebtedness has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (3) such Indebtedness is subordinated in right of payment to the Notes on terms at least as favorable to the Holders of Notes as those, if any, contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and (4) such Indebtedness is incurred by the Company or the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

    "PUBLIC EQUITY OFFERING" means a bona fide underwritten sale of common stock of the Company pursuant to a registration statement (other than on Form S-8 or any other form relating to securities issuable under any benefit plan of the Company or its Subsidiaries) that is declared effective by the Securities and Exchange Commission.

    "RESTRICTED SUBSIDIARY" means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

    "SIGNIFICANT SUBSIDIARY" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X promulgated pursuant to the Securities Act, as such regulation is in effect on the date hereof, except that, for purposes of this definition, all references to "10 percent" in such definition shall be deemed to be references to "five percent."

    "SUBSIDIARY" means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof.

    "UNRESTRICTED SUBSIDIARY" means (i) Portola Packaging Canada Ltd., Cap Snap (U.K.) Ltd. [now known as Portola Packaging Ltd., and now a Restricted Subsidiary, effective as of April 2, 1997] and any other Subsidiary of the Company which at the time of determination is designated an Unrestricted Subsidiary (as designated by the Board of Directors of the Company as provided below) and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors of the Company may designate any Subsidiary as an Unrestricted Subsidiary so long as (a) neither the Company nor any Restricted Subsidiary is directly or indirectly liable for any Indebtedness of such Subsidiary (except as permitted by clause (c) below), (b) no default with respect to any Indebtedness of such Subsidiary would permit (upon notice, lapse of time or both) any holder of any Indebtedness of the Company or a Restricted Subsidiary to declare a default on such Indebtedness of the Company or a Restricted Subsidiary or cause the payment thereof to be accelerated or payable prior to the stated maturity of the Notes, if such declaration of default, acceleration or payment would constitute an Event of Default under the Indenture and (c) neither the Company nor any Unrestricted Subsidiary shall have made any loan or advance to or an Investment in such Subsidiary in an amount that, at the date of designation, could not have been made in another Person pursuant to the covenant entitled "Restricted Payments" or pursuant to clause (d) or (e) of the definition of "Permitted Investment" (it being understood that any such loan, advance or Investment existing at the date of designation shall be deemed to be a Restricted Payment or a Permitted Investment under clause (d) or (e) of the definition thereof, as the case may be, made as of such date). Any such designation by the Board of Directors shall be evidenced by a resolution of the Board of Directors filed with the Trustee. The Board of Directors of the Company may designate any Unrestricted Subsidiary as a Restricted Subsidiary at any time in the same manner as it would designate a Subsidiary as an Unrestricted Subsidiary, so long as immediately after such designation as a Restricted Subsidiary, there would be no Default or Event of Default under the Indenture and the Company could incur $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock."


    "WEIGHTED AVERAGE LIFE TO MATURITY" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the sum of the products obtained by multiplying (x) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (y) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (b) the then outstanding principal amount of such Indebtedness.

                              RESALES OF THE NOTES


    There is no public market for the Notes and the Company does not intend to apply for listing of the Notes on any national securities exchange or for quotation of the Notes through Nasdaq. However, Chase Securities Inc. ("Chase Securities") and Salomon Brothers Inc (the underwriters at the time of the initial public offering of the Notes) have previously engaged and may again engage in market-making transactions in the Notes. They are under no obligation to continue to do so, however, and may discontinue any market making activities at any time without notice. The Notes may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities, the performance of the Company and other factors. No assurance can be given as to the liquidity of the trading market for the Notes or that an active public market will develop or, if developed, will continue. If an active public market does not develop or is not maintained, the market price and liquidity of the Notes may be adversely affected.



    This Prospectus may be used by Chase Securities in connection with offers and sales related to market-making transactions in the Notes, including the sale of Notes, if any, acquired in a rescission. Chase Securities may act as principal or agent in such transactions. Such sales will be made at prices related to prevailing market prices at the time of sale. Chase Securities will not confirm such sales to any accounts over which it exercises discretionary authority without the prior specific written approval of the customer.

    Chase Securities is affiliated with Chase Manhattan Capital Corporation, which owns more than 10% of the Company's common equity and is deemed to be an affiliate of the Company. Also, Christopher C. Behrens, a director of the Company, is an officer of The Chase Manhattan Bank and an officer of Chase Capital Partners, entities affiliated with Chase Manhattan Capital Corporation and Chase Securities.


    Under certain circumstances, the Company is obligated to indemnify Chase Securities and Salomon Brothers Inc against liabilities under the Securities Act of 1933, as amended.

                                 LEGAL MATTERS


    The legality of the Notes issued pursuant to the Indenture has been passed upon for the Company by Tomlinson Zisko Morosoli & Maser LLP, Palo Alto, California. Timothy Tomlinson is a general partner of the law firm of Tomlinson Zisko Morosoli & Maser LLP, and is also a director of the Company, a member of the Compensation Committee of the Board of Directors of the Company, an alternate member of the Audit Committee of the Board of Directors of the Company and the beneficial owner, directly and indirectly, of shares of the Company's Common Stock and options to purchase shares of the Company's Common Stock. See "Management--Director Compensation," "--Compensation Committee Interlocks and Insider Participation" and "Certain Transactions--Transactions with Entities Affiliated with Directors."


                                    EXPERTS

    The consolidated balance sheets as of August 31, 1996 and 1995 and the consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the three years in the period ended August 31, 1996 of the Company included in this Prospectus have been included herein in reliance on the report, which includes an explanatory paragraph regarding the adoption of a newly established standard for the impairment of long-lived assets and the adoption of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes", of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION


    The Company has filed with the Securities and Exchange Commission (the "Commission"), a Registration Statement on Form S-1 under the Securities Act with respect to the Notes offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the Notes offered hereby, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement and the exhibits thereto may be inspected without charge at the offices of the Commission at Judiciary Plaza, 450 Fifth Street, Washington, D.C. 20549, and copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 upon the payment of the fees prescribed by the Commission. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants who file electronically with the Commission, including the Company.


    Under the Indenture, whether or not required by the rules and regulations of the Commission, the Company is required to provide the Holders of the Notes and the Trustee with certain reports, including all quarterly and annual financial information, and management's discussion with respect thereto, that would be required to be contained in filings with the Commission on Forms 10-Q and 10-K if the Company were required to file such forms (and, with respect to the annual information only, a report thereon by the Company's certified independent accountants) and all reports on Form 8-K that would be required to be filed with the Commission if the Company were required to file such reports. In addition, the Indenture requires the Company to file a copy of all such information and reports, and any other information required by Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, with the Commission for public availability (unless the Commission will not accept such a filing) and to make such information available to securities analysts and prospective investors upon request. See "Description of the Notes-- Certain Covenants--Reports."

                         INDEX TO FINANCIAL STATEMENTS
                    PORTOLA PACKAGING, INC. AND SUBSIDIARIES

Report of Independent Accountants....................................................        F-2
Consolidated Balance Sheets..........................................................        F-3
Consolidated Statements of Operations................................................        F-4
Consolidated Statements of Cash Flows................................................        F-5
Consolidated Statements of Shareholders' Equity (Deficit)............................        F-6
Notes to Consolidated Financial Statements...........................................        F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
Portola Packaging, Inc. and Subsidiaries:

    We have audited the accompanying consolidated balance sheets of Portola Packaging, Inc. and Subsidiaries as of August 31, 1995 and 1996, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the three years in the period ended August 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Portola Packaging, Inc. and Subsidiaries as of August 31, 1995 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended August 31, 1996 in conformity with generally accepted accounting principles.

    As discussed in Note 3 to the consolidated financial statements in fiscal 1996 the Company adopted a newly established standard for the impairment of long-lived assets. As discussed in Note 1 to the consolidated financial statements, effective September 1, 1993, the Company adopted Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes."

                                          COOPERS & LYBRAND L.L.P.

San Jose, California
October 22, 1996

                    PORTOLA PACKAGING, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                       AUGUST 31,
                                                                                  --------------------   FEB. 28,
                                                                                    1995       1996        1997
                                                                                  ---------  ---------  -----------
                                                                                                        (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.....................................................  $     763  $   7,797   $   2,326
  Investments...................................................................      1,000        710         466
  Accounts receivable, net of allowance for doubtful accounts of $813, $817 and
    $1,114, respectively........................................................     20,323     23,835      22,780
  Inventories...................................................................      9,833     11,650      11,679
  Other current assets..........................................................      2,300      2,061       3,294
  Deferred income taxes.........................................................      1,237      1,307       1,405
                                                                                  ---------  ---------  -----------
    Total current assets........................................................     35,456     47,360      41,950

Notes receivable from employees.................................................        518        256         248
Property, plant and equipment, net..............................................     53,132     69,773      76,068
Goodwill, net of accumulated amortization of $1,314, $2,697 and $3,394,
  respectively..................................................................     21,580     17,564      15,683
Patents, net of accumulated amortization of $10,413, $11,923 and $12,028,
  respectively..................................................................      7,607      2,235       2,130
Covenants not to compete, net of accumulated amortization of $1,393, $2,996 and
  $3,744, respectively..........................................................      5,295      3,699       2,835
Debt financing costs, net of accumulated amortization of $526, $413 and $653,
  respectively..................................................................      1,937      3,853       3,670
Other assets....................................................................      3,790      7,487       5,596
                                                                                  ---------  ---------  -----------
  Total assets..................................................................  $ 129,315  $ 152,227   $ 148,180
                                                                                  ---------  ---------  -----------
                                                                                  ---------  ---------  -----------
LIABILITIES, REDEEMABLE WARRANTS, COMMON STOCK AND OTHER SHAREHOLDERS' EQUITY
  (DEFICIT)
Current liabilities:
  Current portion of long-term debt.............................................  $   5,668  $   1,805   $   4,468
  Accounts payable..............................................................      7,796     10,029       8,536
  Accrued liabilities...........................................................      4,847      6,046       6,736
  Accrued compensation..........................................................      2,602      3,111       2,762
  Accrued interest..............................................................        796      4,999       5,078
                                                                                  ---------  ---------  -----------
    Total current liabilities...................................................     21,709     25,990      27,580

Long-term debt, less current portion............................................     86,244    116,108     116,684
Other long term obligations.....................................................      3,911      2,303       1,978
Deferred income taxes...........................................................      7,092      7,067       7,056
                                                                                  ---------  ---------  -----------
    Total liabilities...........................................................    118,956    151,468     153,298
                                                                                  ---------  ---------  -----------

Commitments and contingencies (Note 9)

Redeemable warrants to purchase Class A common stock............................      3,665      4,560       5,086
                                                                                  ---------  ---------  -----------
Common stock and other shareholders' equity (deficit):
  Class A convertible common stock of $.001 par value:
    Authorized: 2,503 shares in 1995 and 5,203 shares in 1996; Issued and outstanding: none shares in 1995 and 2,135 shares in August and November
      1996......................................................................                     2           2
  Class B, Series 1, common stock of $.001 par value:
    Authorized: 17,715 shares; Issued and outstanding: 9,225 shares in 1995 and
      8,507 shares in August and November 1996..................................          9          9           8
  Class B, Series 2, convertible common stock of $.001 par value:
    Authorized: 2,571 shares; Issued and outstanding: 2,571 shares in 1995 and
      1,171 shares in August and November 1996..................................          3          1           1
Additional paid-in capital......................................................      9,205      9,280       8,781
Notes receivable from shareholders..............................................       (362)      (425)       (418)
Cumulative foreign currency translation adjustments.............................         (8)        (8)        (10)
Unrealized holding losses on marketable securities..............................                  (170)       (317)
Accumulated deficit.............................................................     (2,153)   (12,490)    (18,251)
                                                                                  ---------  ---------  -----------
    Total common stock and other shareholders' equity (deficit).................      6,694     (3,801)    (10,204)
                                                                                  ---------  ---------  -----------
  Total liabilities, redeemable warrants, common stock other shareholders'
    equity (deficit)............................................................  $ 129,315  $ 152,227   $ 148,180
                                                                                  ---------  ---------  -----------
                                                                                  ---------  ---------  -----------


  The accompanying notes are an integral part of these consolidated financial statements.

                    PORTOLA PACKAGING, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                               SIX MONTHS ENDED
                                                                YEAR ENDED AUGUST 31,        --------------------
                                                          ---------------------------------  FEB. 29,   FEB. 28,
                                                            1994        1995        1996       1996       1997
                                                          ---------  ----------  ----------  ---------  ---------
                                                                                                 (UNAUDITED)
Sales...................................................  $  70,284  $  124,650  $  159,462  $  73,877  $  79,971
Cost of sales...........................................     51,670      91,972     117,592     65,857     65,089
                                                          ---------  ----------  ----------  ---------  ---------
  Gross profit..........................................     18,614      32,678      41,870     18,020     14,882
                                                          ---------  ----------  ----------  ---------  ---------
Selling, general and administrative.....................      8,821      16,649      22,035      8,245      9,579
Research and development................................        764       1,682       2,156      1,007      1,167
Amortization of intangibles.............................      2,025       3,724       5,207      2,194      1,634
Write-off of intangibles................................     --          --           7,292     --          1,720
Restructuring costs.....................................     --          --          --         --          1,093
                                                          ---------  ----------  ----------  ---------  ---------
                                                             11,610      22,055      36,690     11,446     15,193
                                                          ---------  ----------  ----------  ---------  ---------
  Income (loss) from operations.........................      7,004      10,623       5,180      6,574       (311)
                                                          ---------  ----------  ----------  ---------  ---------
Other (income) expense:
  Interest income.......................................        (97)       (175)     (1,242)      (684)      (289)
  Interest expense......................................      3,996       8,658      13,084      6,380      6,539
  Amortization of financing costs.......................        433         447         492        261        313
  Financing costs.......................................        625      --          --         --         --
  Other (income) expense, net...........................       (148)        259         158         62         11
                                                          ---------  ----------  ----------  ---------  ---------
                                                              4,809       9,189      12,492      6,019      6,574
                                                          ---------  ----------  ----------  ---------  ---------
  Income (loss) before extraordinary item, cumulative
    effect of change in accounting principle and income
    taxes...............................................      2,195       1,434      (7,312)       555     (6,885)
Provision for (benefit from) income taxes...............      1,095       1,294         865        755     (1,650)
                                                          ---------  ----------  ----------  ---------  ---------
  Income (loss) before extraordinary item and cumulative
    effect of change in accounting principle............      1,100         140      (8,177)      (200)    (5,235)
Extraordinary item-loss on extinguishment of debt, net
  of income tax benefit of $539 and $845 (Note 7).......        790      --           1,265      1,265     --
Cumulative effect of change in accounting principle
  (Note 13).............................................         85      --          --         --         --
                                                          ---------  ----------  ----------  ---------  ---------
Net income (loss).......................................  $     225  $      140  $   (9,442) $  (1,465) $  (5,235)
                                                          ---------  ----------  ----------  ---------  ---------
                                                          ---------  ----------  ----------  ---------  ---------
Net income (loss) attributable to common shareholders...  $    (230) $     (470) $  (10,337) $  (1,888) $  (5,761)
Number of shares used in computing per share amounts....     11,087      11,393      11,800     11,585     11,806
Earnings (loss) per common share:
  Income (loss) before extraordinary item and cumulative
    effect of change in accounting principle............  $    0.06  $    (0.04) $    (0.77) $   (0.05) $   (0.49)
  Cumulative effect of change in accounting principle...  $    0.01
Net (loss)..............................................  $   (0.02) $    (0.04) $    (0.88) $   (0.16) $   (0.49)


  The accompanying notes are an integral part of these consolidated financial statements.

                    PORTOLA PACKAGING, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)


                                                                                                     SIX MONTHS ENDED
                                                                      YEAR ENDED AUGUST 31,       ----------------------
                                                                 -------------------------------  FEB. 29,    FEB. 28,
                                                                   1994       1995       1996       1996        1997
                                                                 ---------  ---------  ---------  ---------  -----------
                                                                                                       (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)............................................  $     225  $     140  $  (9,442) $  (1,465)  $  (5,235)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization..............................      8,357     12,789     15,961      8,072       7,305
    Write-off of intangibles...................................     --         --          7,292     --           1,720
    Extraordinary loss on extinguishment of debt...............      1,329     --          1,781      2,109      --
    Deferred income taxes......................................       (320)      (707)        19         23      --
    Loss (gain) on property and equipment dispositions.........     --            147        171     --              70
    Provision for (recovery of) doubtful accounts..............        173        892        450       (154)        302
    Provision for excess and obsolete inventories..............     --             78         26     --             519
    Provision for restructuring................................     --         --         --         --             279
    Changes in working capital:
      Accounts receivable......................................     (1,683)    (4,425)    (3,425)       755       1,347
      Inventories..............................................       (908)      (862)    (1,810)      (314)       (292)
      Other current assets.....................................        600       (269)       451       (726)     (1,173)
      Accounts payable.........................................       (712)      (585)     1,653     (2,876)     (1,895)
      Accrued liabilities......................................      1,987      1,137      1,465     (1,042)        (50)
      Accrued interest.........................................        303         87      4,203      4,177          79
                                                                 ---------  ---------  ---------  ---------  -----------
      Net cash provided by operating activities................      9,351      8,422     18,795      8,559       2,976
                                                                 ---------  ---------  ---------  ---------  -----------
Cash flows from investing activities:
  Additions to property, plant and equipment...................     (6,159)   (11,302)   (27,194)   (16,372)     (9,284)
  Proceeds from sale of property, plant and equipment..........         47        162        646     --             261
  Payments for acquisition of Nepco net of cash acquired of
    $173.......................................................    (30,774)    --         --         --          --
  Payments for Canadian acquisition net of cash acquired of
    $232.......................................................     --        (11,506)    --         --          --
  Payment for UK acquisition...................................     --         --         (1,463)    (1,445)     --
  Payments for Rapid Plast acquisition net of cash acquired....     --         --                    --          (2,134)
  Proceeds from short term investments.........................     --         --          1,000      1,000      --
  Payment for short term investments...........................     --         --           (994)    --          --
  Issuance of notes receivable.................................     --           (237)    --         --          --
  Repayment of notes receivable................................         31     --            262     --          --
  (Increase) decrease in other assets..........................     (1,563)    (1,765)    (3,528)       807       1,873
                                                                 ---------  ---------  ---------  ---------  -----------
      Net cash used in investing activities....................    (38,418)   (24,648)   (31,271)   (16,010)     (9,284)
                                                                 ---------  ---------  ---------  ---------  -----------
Cash flows from financing activities:
  Borrowings under long-term debt arrangements.................     54,214     29,284    115,212    114,146       2,652
  Repayments of long-term debt arrangements....................    (24,619)   (15,208)   (89,922)   (88,260)       (783)
  Payment of loan fees.........................................     (2,472)    --         (4,189)    (4,176)     --
  Sales of common stock........................................      3,025      1,855         75     --          --
  Repayment of notes receivable from shareholders..............          1         15     --         --               7
  Repurchase of common stock...................................     --         --         --         --            (500)
  Increase in other receivable from shareholders...............     --            (91)       (63)    --          --
  Payments on covenants not to compete.........................        (50)    (1,070)    (1,602)      (496)       (537)
                                                                 ---------  ---------  ---------  ---------  -----------
      Net cash provided by financing activities................     30,099     14,785     19,511     21,214         839
                                                                 ---------  ---------  ---------  ---------  -----------
Effect of exchange rate changes on cash........................     --            (15)        (1)    --              (2)
                                                                 ---------  ---------  ---------  ---------  -----------
  Increase (decrease) in cash and cash equivalents.............      1,032     (1,456)     7,034     13,763      (5,471)
Cash and cash equivalents at beginning of period...............      1,187      2,219        763        763       7,797
                                                                 ---------  ---------  ---------  ---------  -----------
Cash and cash equivalents at end of period.....................  $   2,219  $     763  $   7,797  $  14,526   $   2,326
                                                                 ---------  ---------  ---------  ---------  -----------
                                                                 ---------  ---------  ---------  ---------  -----------


  The accompanying notes are an integral part of these consolidated financial statements.

                    PORTOLA PACKAGING, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                     COMMON STOCK
                                       ------------------------------------------------------------------------
                                                                                     CLASS B
                                                                   --------------------------------------------
                                                CLASS A                   SERIES 1               SERIES 2
                                       --------------------------  ----------------------  --------------------     ADDITIONAL
                                         SHARES        AMOUNT        SHARES      AMOUNT     SHARES     AMOUNT    PAID-IN CAPITAL
                                       -----------  -------------  -----------  ---------  ---------  ---------  ----------------
Balances, August 31, 1993............                                   7,869   $     542      2,571  $   3,795
  Issuances of Class B common stock
    at $3.75 per share...............                                     800       3,000
  Exercise of stock options at $2.50
    per share........................                                      10          25
  Reincorporation into a Delaware
    corporation......................                                              (3,559)               (3,792)    $    7,351
  Payment of note receivable from
    shareholders.....................
  Increase in value of stock purchase
    warrants.........................
  Net income.........................
                                                             --
                                                                   -----------  ---------  ---------  ---------        -------
Balance, August 31, 1994.............                                   8,679           8      2,571          3          7,351
  Exercise of stock option at $0.61,
    $1.00 and $4.00 per share........                                      96           1                                   78
  Increase in notes and other
    receivable from shareholders.....
  Issuance of Class B common stock at
    $4.00 per share, net of issuance
    costs of $23.....................                                     450                                            1,776
  Increase in value of stock purchase
    warrants.........................
  Foreign currency translation
    adjustment.......................
  Net income.........................
                                                             --
                                                                   -----------  ---------  ---------  ---------        -------
Balance, August 31, 1995.............                                   9,225           9      2,571          3          9,205
  Conversion of Class B shares to
    Class A..........................       2,135     $       2          (735)                (1,400)        (2)
  Issuance of Class B Common Stock at
    $4.50 per share..................                                      15                                               67
  Exercise of stock options at $4.50
    per share........................                                       2                                                8
  Increase in value of stock purchase
    warrants.........................
  Increase in notes and other
    receivable from shareholders.....
  Net unrealized loss in securities
    available for sale...............
  Net loss...........................
                                                             --
                                       -----------                 -----------  ---------  ---------  ---------        -------
Balance, August 31, 1996.............       2,135             2         8,507           9      1,171          1          9,280
  Repurchase of common stock.........                                     (96)         (1)                                (499)
  Repayment of notes receivable from
    shareholders.....................
  Increase in value of stock purchase
    warrants.........................
  Net unrealized loss in securities
    available for sale...............
  Foreign currency translation
    adjustment.......................
  Net loss...........................
                                                             --
                                       -----------                 -----------  ---------  ---------  ---------        -------
Balance, February 28, 1997
 (unaudited).........................       2,135     $       2         8,411   $       8      1,171  $       1     $    8,781
                                                             --
                                                             --
                                       -----------                 -----------  ---------  ---------  ---------        -------
                                       -----------                 -----------  ---------  ---------  ---------        -------


                                                              CUMULATIVE          UNREALIZED
                                        NOTES AND OTHER    FOREIGN CURRENCY     HOLDING LOSSES
                                        RECEIVABLE FROM       TRANSLATION       ON MARKETABLE     ACCUMULATED
                                         SHAREHOLDERS         ADJUSTMENTS         SECURITIES        DEFICIT
                                       -----------------  -------------------  ----------------  -------------
Balances, August 31, 1993............      $    (287)                                             $    (1,453)
  Issuances of Class B common stock
    at $3.75 per share...............
  Exercise of stock options at $2.50
    per share........................
  Reincorporation into a Delaware
    corporation......................
  Payment of note receivable from
    shareholders.....................              1
  Increase in value of stock purchase
    warrants.........................                                                                    (455)
  Net income.........................                                                                     225

                                             -------                                             -------------
Balance, August 31, 1994.............           (286)                                                  (1,683)
  Exercise of stock option at $0.61,
    $1.00 and $4.00 per share........
  Increase in notes and other
    receivable from shareholders.....            (76)
  Issuance of Class B common stock at
    $4.00 per share, net of issuance
    costs of $23.....................
  Increase in value of stock purchase
    warrants.........................                                                                    (610)
  Foreign currency translation
    adjustment.......................                          $      (8)
  Net income.........................                                                                     140

                                             -------              ------                         -------------
Balance, August 31, 1995.............           (362)                 (8)                              (2,153)
  Conversion of Class B shares to
    Class A..........................
  Issuance of Class B Common Stock at
    $4.50 per share..................
  Exercise of stock options at $4.50
    per share........................
  Increase in value of stock purchase
    warrants.........................                                                                    (895)
  Increase in notes and other
    receivable from shareholders.....            (63)
  Net unrealized loss in securities
    available for sale...............                                             $     (170)
  Net loss...........................                                                                  (9,442)

                                             -------              ------             -------     -------------
Balance, August 31, 1996.............           (425)                 (8)               (170)         (12,490)
  Repurchase of common stock.........
  Repayment of notes receivable from
    shareholders.....................              7
  Increase in value of stock purchase
    warrants.........................                                                                    (526)
  Net unrealized loss in securities
    available for sale...............                                                   (147)
  Foreign currency translation
    adjustment.......................                                 (2)
  Net loss...........................                                                                  (5,235)

                                             -------              ------             -------     -------------
Balance, February 28, 1997
 (unaudited).........................      $    (418)          $     (10)         $     (317)     $   (18,251)

                                             -------              ------             -------     -------------
                                             -------              ------             -------     -------------


                                          TOTAL COMMON STOCK AND
                                        OTHER SHAREHOLDERS' EQUITY
                                                (DEFICIT)
                                       ----------------------------
Balances, August 31, 1993............          $      2,597
  Issuances of Class B common stock
    at $3.75 per share...............                 3,000
  Exercise of stock options at $2.50
    per share........................                    25
  Reincorporation into a Delaware
    corporation......................
  Payment of note receivable from
    shareholders.....................                     1
  Increase in value of stock purchase
    warrants.........................                  (455)
  Net income.........................                   225

                                                 ----------
Balance, August 31, 1994.............                 5,393
  Exercise of stock option at $0.61,
    $1.00 and $4.00 per share........                    79
  Increase in notes and other
    receivable from shareholders.....                   (76)
  Issuance of Class B common stock at
    $4.00 per share, net of issuance
    costs of $23.....................                 1,776
  Increase in value of stock purchase
    warrants.........................                  (610)
  Foreign currency translation
    adjustment.......................                    (8)
  Net income.........................                   140

                                                 ----------
Balance, August 31, 1995.............                 6,694
  Conversion of Class B shares to
    Class A..........................
  Issuance of Class B Common Stock at
    $4.50 per share..................                    67
  Exercise of stock options at $4.50
    per share........................                     8
  Increase in value of stock purchase
    warrants.........................                  (895)
  Increase in notes and other
    receivable from shareholders.....                   (63)
  Net unrealized loss in securities
    available for sale...............                  (170)
  Net loss...........................                (9,442)

                                                 ----------
Balance, August 31, 1996.............                (3,801)
  Repurchase of common stock.........                  (500)
  Repayment of notes receivable from
    shareholders.....................                     7
  Increase in value of stock purchase
    warrants.........................                  (526)
  Net unrealized loss in securities
    available for sale...............                  (147)
  Foreign currency translation
    adjustment.......................                    (2)
  Net loss...........................                (5,235)

                                                 ----------
Balance, February 28, 1997
 (unaudited).........................          $    (10,204)

                                                 ----------
                                                 ----------


  The accompanying notes are an integral part of these consolidated financial statements.

                            PORTOLA PACKAGING, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

NATURE OF OPERATIONS:

    Portola Packaging, Inc. and Subsidiaries (the "Company") designs, manufactures and markets tamper-evident plastic closures and related equipment used for packaging applications in dairy, fruit juice, bottled water, institutional food products and other non-carbonated beverage products. The Company has production facilities throughout the United States, Canada, and Mexico (through a joint venture).

PRINCIPLES OF CONSOLIDATION:

    The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

REVENUE RECOGNITION:

    The Company recognizes revenue upon product shipment.

CASH EQUIVALENTS:

    The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

INVENTORIES:

    Inventories are stated at the lower of cost (first-in, first-out method) or market.

INVESTMENTS:

    Investments as of August 31, 1995 and 1996 consisted of a certificate of deposit and equity securities in one company, respectively. Investments are generally considered to be available-for-sale and therefore are carried at fair market value. Unrealized holding gains and losses on such securities, when material, are reported net of related taxes as a separate component of common stock and other shareholders' equity. Realized gains and losses on sales of all such investments are reported in earnings and computed using the specific cost identification method.

PROPERTY, PLANT AND EQUIPMENT:

    Property, plant and equipment are stated at cost and depreciated on the straight-line basis over estimated useful lives, which range from three to thirty-five years. Leasehold improvements are amortized on a straight- line basis over their useful lives or the lease term, whichever is shorter (generally five to ten years). When assets are disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gains or losses are included in the results of operations.

JOINT VENTURE:


    The Company maintains a joint venture and license arrangement in Mexico. This investment, which is included in other assets, is accounted for by the equity method. The Company's share of the earnings (loss) of the joint venture is reflected in expense and has not been material to date.

                            PORTOLA PACKAGING, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
INTANGIBLE ASSETS:

    Patents and covenants not-to-compete are valued at cost and are amortized on a straight-line basis over the lesser of their remaining useful or contractual lives (generally five to thirteen years). Goodwill recorded in connection with acquisitions of Nepco, Portola Packaging Canada Ltd. and Portola Packaging (UK) (Note 2) is amortized on a straight-line basis over 15, 25 and 5 years, respectively.

DEBT FINANCING COSTS:

    Debt financing costs are amortized using the interest method over the term of the related loans.

RESEARCH AND DEVELOPMENT EXPENDITURES:

    Research and development expenditures are charged to operations as incurred.

INCOME TAXES:

    Effective September 1, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "ACCOUNTING FOR INCOME TAXES", which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of such assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

CONCENTRATIONS OF CREDIT RISK AND OTHER RISKS AND UNCERTAINTIES:

    Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short term investments and trade receivables. The Company's cash and cash equivalents and investments are concentrated primarily in several United States banks. At times, such deposits may be in excess of insured limits. Management believes that the financial institutions which hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these financial instruments.

    The Company's products are principally sold to entities in the food and beverage industries in the United States and Canada. Ongoing credit evaluations of customer financial condition are performed and collateral is generally not required. The Company maintains reserves for potential credit losses which, on a historical basis, have not been significant.

    The majority of the Company's products are molded from various plastic resins which comprise a significant portion of the Company's cost of sales. These resins are subject to substantial price fluctuations, resulting from shortages in supply, changes in prices in petrochemical products and other factors. Significant increases in resin prices coupled with an inability to promptly pass such increases on to customers would have a material adverse impact on the Company.

USE OF ESTIMATES:

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the

                            PORTOLA PACKAGING, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FOREIGN CURRENCY TRANSLATION:

    The Company's foreign subsidiaries use the local currency as their functional currency. Assets and liabilities are translated at year-end exchange rates. Items of income and expense are translated at average exchange rates for the relevant year. Translation gains and losses are not included in determining net income (loss) but are accumulated as a separate component of stockholders' equity (deficit). Net gains and losses arising from foreign currency transactions were not material in fiscal 1994, 1995 and 1996.

COMPUTATION OF EARNINGS (LOSS) PER COMMON SHARES:


    Earnings (loss) per common share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of stock options and warrants (using the treasury stock method for all periods presented).


    Since the Company's warrants include a put provision, Emerging Issues Task Force (EITF) Consensus 88-9 requires computation of earnings (loss) per share using the lower of the amount computed assuming conversion, as described above, or the amount computed assuming exercise of the put option feature of the warrants. Earnings (loss) per share computed using the put option feature is the more dilutive of the calculations in fiscal 1994, 1995 and 1996. The accretion of the warrants of $455, $610 and $895 for fiscal 1994, 1995 and 1996 respectively, is deducted from earnings to derive earnings (loss) per share.

CARRYING VALUE OF LONG-LIVED ASSETS:


    Certain identifiable intangibles and goodwill related to those assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.


RECENT ACCOUNTING PRONOUNCEMENTS:

    During October 1995, the Financial Accounting Standards Board issued Statement No. 123 (SFAS 123), "ACCOUNTING FOR STOCK-BASED COMPENSATION", which establishes a fair value based method of accounting for stock-based compensation plans. The Company has elected the disclosure provisions in SFAS 123. This statement is effective for the Company's fiscal year 1997.


    During February 1997, the Financial Accounting Standards Board issued Statement No. 128 (SFAS 128), "Earnings per Share", and in March 1997 issued Statement No. 129 (SFAS 129), "Disclosures of Information About Capital Structure", both of which specify the computation, presentation and disclosure requirements for Earnings per Share. SFAS 128 and SFAS 129 will become effective for the Company's 1998 fiscal year. The Company is currently studying the implications of these statements and has not yet determined the impact of adopting such statements on the Company's financial statements.


FAIR VALUE OF FINANCIAL INSTRUMENTS:

    Carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, accounts payable and other accrued liabilities approximate fair value due to their short maturities.

                            PORTOLA PACKAGING, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of the long term debt approximates fair value.

RECLASSIFICATIONS:

    Certain prior year balances have been reclassified to conform with the current year financial statement presentation.

INTERIM RESULTS:


    The accompanying Consolidated Balance Sheet at February 28, 1997, the Consolidated Statement of Operations and Consolidated Statement of Cash Flows for the six months ended February 29, 1996 and February 28, 1997, and the Consolidated Statement of Shareholders' Equity for the six months ended February 28, 1997 are unaudited. In the opinion of management, these statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the results of the interim periods. The data disclosed in these notes to the consolidated financial statements for these periods are unaudited.


2. ACQUISITIONS:

    On September 1, 1995 the Company completed the acquisition of the 50% interest it had not previously owed in Cap Snap (UK) Ltd., now known as Portola Packaging Ltd. ("Portola Packaging (UK)") for a purchase price of approximately $1.5 million. Portola Packaging (UK) is a British corporation engaged in manufacturing and distributing small closures in the United Kingdom. The transaction has been accounted for as a purchase and results of operations subsequent to the acquisition date have been consolidated with the Company.

    Portola Packaging (UK) is being operated as an "unrestricted subsidiary". Accordingly, amounts that may be invested by the Company in Portola Packaging
(UK) are subject to limitations pursuant to the terms of the Indenture pertaining to the senior notes issued in October 1995 (see Note 7).

    Consideration for the acquisition was allocated as follows:

Total consideration paid....................................  $   1,463
Fair value of assets acquired...............................      1,294
                                                              ---------
Goodwill....................................................  $     169
                                                              ---------
                                                              ---------

    Effective June 16, 1995, the Company completed the acquisition of Alberta Plastic Industries Ltd., B.C. Plastic Industries Ltd., the remaining 50% interest of the Company's joint venture, Canada Cap Snap Corporation, and certain production equipment of Allwest Industries Incorporated. The acquired companies and assets operate in Canada as Portola Packaging Canada Ltd.

    The Canadian acquisition has been accounted for as a purchase and the results of operations of Portola Packaging Canada Ltd. have been consolidated with those of the Company commencing June 16, 1995. The total purchase price, including cash consideration and a noncompete agreement, amounted to $13,572. Cash consideration paid by the Company was $11,738. In addition, the Company entered into a noncompete agreement under which an intangible asset totaling $2,560 was recorded at the present value of the payments (using a discount rate of 8.75%). A liability was recorded of $1,834, which represents the

                            PORTOLA PACKAGING, INC.

2. ACQUISITIONS: (CONTINUED)
net present value of the payments less the initial payment made upon the closing of the Canadian acquisition.

    Consideration for the acquisition was allocated as follows:

Total consideration paid...................................  $  11,738
Fair value of net assets acquired..........................      5,464
                                                             ---------
Goodwill...................................................  $   6,274
                                                             ---------
                                                             ---------

    Pro forma financial statements as if the Canadian acquisition had taken place at the beginning of each period presented are as follows:


                                                               PRO FORMA    PRO FORMA
                                                                 1994         1995
                                                              -----------  -----------
                                                                    (UNAUDITED)
Sales.......................................................   $  74,853    $ 132,165
Gross profit................................................      20,286       35,638
Operating income............................................       7,610       11,597
Income before extraordinary item and cumulative effect of
  change in accounting principle............................         661          400
Net income (loss)...........................................        (214)         400
Net income (loss) per share.................................   $   (0.06)   $   (0.02)


    Effective June 30, 1994, the Company acquired all of the outstanding stock of Northern Engineering & Plastics Corporation and Northern Engineering and Plastics Corporation-West (collectively "Nepco"). Concurrent with the acquisition of Nepco, the Company also purchased, from parties related to the owners of Nepco, certain real property located in Sumter, South Carolina.

    The acquisition of Nepco has been accounted for as a purchase and the results of operations of Nepco have been consolidated with those of the Company commencing July 1, 1994. The total purchase price, including cash consideration, repayment of existing indebtedness and noncompete agreements, amounted to $43,650. Cash consideration paid by the Company for the acquisition was $30,947. In addition, the Company assumed, and subsequently repaid, Nepco indebtedness of $9,058, and entered into a noncompete agreement under which an intangible asset and a liability totaling $3,645 were recorded at the present value of the payments (using a discount rate of 11%).

    The Company financed its payments for the acquisition and Nepco indebtedness which aggregated $40,005, through a series of term senior and revolving notes as described in Note 7.

    The cash consideration paid by the Company comprised the following:

Cash paid to the former shareholders of Nepco..............  $  28,500
Cash paid for the purchase of real property................      1,872
Cash paid for certain closing costs........................        575
                                                             ---------
                                                             $  30,947
                                                             ---------
                                                             ---------

                            PORTOLA PACKAGING, INC.

2. ACQUISITIONS: (CONTINUED)
    Cash consideration for the acquisition was allocated as follows:

Total consideration paid...................................  $  30,947
Fair value of net assets acquired..........................     14,482
                                                             ---------
Goodwill...................................................  $  16,465
                                                             ---------
                                                             ---------

    In connection with the acquisition, the Company entered into noncompete and bonus agreements with the former owners of Nepco. The noncompete and bonus agreements have a five-year term with annual payments of $800 and $200, respectively.

    Pro forma financial statements as if the acquisition of Nepco had taken place at the beginning of fiscal year 1994 are as follows:


                                                                          PRO FORMA
                                                                            1994
                                                                         -----------
                                                                         (UNAUDITED)
Sales..................................................................   $ 101,415
Gross profit...........................................................      22,246
Operating income.......................................................       5,175
Loss before extraordinary item and cumulative effect of change in
  accounting principle.................................................      (2,033)
Net loss...............................................................      (2,908)
Net loss per share.....................................................   $   (0.30)


3. WRITE-OFF OF INTANGIBLES:

    In the fourth quarter of fiscal 1996, the Company elected early adoption of the provisions of Statement of Financial Accounting Standards Board (SFAS) No. 121, "ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF" (SFAS 121) issued by the Financial Accounting Standards Board in March 1995. SFAS 121 requires the Company to review for impairment long-lived assets, certain identifiable intangibles, and goodwill related to those assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

    This statement requires impairment losses to be recognized for assets that do not have realizable carrying values, and requires valuation of impairments at the lowest level of identifiable cash flows. Previously, the Company evaluated long-lived assets on a divisional or group basis using undiscounted cash flows.

    Due to changes in market conditions in certain markets and manufacturing facilities, the Company evaluated portions of its goodwill recorded in connection with its acquisitions of Nepco and Portola Packaging Canada Ltd.


    The Company recorded impairment losses of $421 and $2,332, related to goodwill identified with impaired assets, which was recorded in the acquisition of Nepco and Portola Packaging Canada Ltd., respectively.


    As a result of the adoption of SFAS 121, the Company undertook a detailed study of its patents and began to evaluate cash flows on an individual product family basis for impairment. Previously, patents were

                            PORTOLA PACKAGING, INC.

3. WRITE-OFF OF INTANGIBLES: (CONTINUED)

evaluated on a group basis for impairment. This change in methodology was implemented to be consistent with SFAS 121's requirement to evaluate cash flows from intangibles at the lowest identifiable level and resulted in a writedown of $4,539. The fair value of the patents was estimated using discounted cash flows.


    The effect of adopting SFAS 121 on the financial statements was an increase in expenses of $7,292. Consistent with the provisions of SFAS 121, the additional expense related to adoption is included in results of operations. This writedown had no effect on cash flows from operations or cash available for debt service.


    SFAS 121 requires on going evaluations of impairments whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. It is at least reasonably possible that future impairments could occur, and those impairments could create a material effect on the financial position and results of operations of the Company.


4.  SUPPLEMENTAL CASH FLOW DISCLOSURES:

    The Company paid $835, $1,688 and $1,684 in income taxes during the years ended August 31, 1994, 1995 and 1996, respectively.

    The Company paid $3,694, $8,571 and $8,881 in interest during the years ended August 31, 1994, 1995 and 1996, respectively.

    During fiscal year 1994, the Company reincorporated into a Delaware corporation, which resulted in a reclassification of $7,351 Class B common stock into additional paid-in capital.


    During fiscal year 1994 and 1996 and for the six months ended February 28, 1997, the Company acquired $8, $346 and $1,370, respectively, of equipment under capital lease.


    During fiscal 1994, the Company adopted SFAS No. 109 under which fixed assets and patents were grossed up $1,322 and $1,906, respectively, consistent with the gross-up of the deferred tax liability.


    During fiscal 1994, the Company assumed indebtedness of $9,058 in connection with its acquisition of Nepco.


    During fiscal 1994, 1995 and 1996, the Company wrote off fully depreciated property, plant and equipment totaling $3,233, $2,561 and $3,285, respectively.

5.  INVENTORIES:


                                                                   AUGUST 31,
                                                              --------------------    FEB. 28
                                                                1995       1996        1997
                                                              ---------  ---------  -----------
                                                                                    (UNAUDITED)
Raw materials...............................................  $   4,850  $   6,023   $   5,442
Work in process.............................................      1,455        858         685
Finished goods..............................................      3,528      4,769       5,552
                                                              ---------  ---------  -----------
                                                              $   9,833  $  11,650   $  11,679
                                                              ---------  ---------  -----------
                                                              ---------  ---------  -----------

                            PORTOLA PACKAGING, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 (IN THOUSANDS)

6.  PROPERTY, PLANT AND EQUIPMENT:


                                                                 AUGUST 31,
                                                           ----------------------   FEB. 28,
                                                              1995        1996        1997
                                                           ----------  ----------  -----------
                                                                                   (UNAUDITED)
Building and land........................................  $   10,655  $   19,865   $  20,842
Machinery and equipment..................................      66,628      81,126      92,405
Leasehold improvements...................................       3,052       3,132       3,203
                                                           ----------  ----------  -----------
                                                               80,335     104,123     116,450
Less accumulated depreciation and amortization...........     (27,203)    (34,350)    (40,382)
                                                           ----------  ----------  -----------
                                                           $   53,132  $   69,773   $  76,068
                                                           ----------  ----------  -----------
                                                           ----------  ----------  -----------


    Depreciation charged to operations was $5,903, $8,619 and $10,261 for the years ended August 31, 1994, 1995 and 1996, respectively.

7.  DEBT:

CURRENT PORTION OF LONG-TERM DEBT:


                                                                    AUGUST 31,
                                                               --------------------   FEB. 28,
                                                                 1995       1996        1997
                                                               ---------  ---------  -----------
                                                                                     (UNAUDITED)
Revolving Line of Credit.....................................                         $   2,000
Term Loan Note A.............................................  $   4,000
Equipment Note...............................................         63
Development Note.............................................         17  $      16          16
Canadian Term Loan Note......................................        744      1,460       1,681
Canadian Revolver Loan Note..................................        844        233         663
Capital Lease Obligations....................................                    96         107
                                                               ---------  ---------  -----------
                                                               $   5,668  $   1,805   $   4,468
                                                               ---------  ---------  -----------
                                                               ---------  ---------  -----------


LONG-TERM DEBT:


                                                                 AUGUST 31,
                                                            ---------------------   FEB. 28,
                                                              1995        1996        1997
                                                            ---------  ----------  -----------
                                                                                   (UNAUDITED)
Senior Notes..............................................             $  110,000   $ 110,000
Term Loan Note A..........................................  $  23,000
Term Loan Note B..........................................     30,000
Senior Subordinated Notes.................................     10,000
Revolving Loan Note.......................................     15,711
Canadian Term Loan Note...................................      7,442       5,840       5,042
Development Note..........................................         91          74          65
Canadian Regional Development Loan........................                                217
Capital Lease Obligations.................................                    194       1,360
                                                            ---------  ----------  -----------
                                                            $  86,244  $  116,108   $ 116,684
                                                            ---------  ----------  -----------
                                                            ---------  ----------  -----------

                            PORTOLA PACKAGING, INC.

                                 (IN THOUSANDS)

7.  DEBT: (CONTINUED)
SENIOR NOTES:


    On October 2, 1995 the Company completed an offering of $110 million of senior notes that mature on October 1, 2005 and bear interest at 10.75%. Interest is payable semi-annually on April 1 and October 1 of each year, commencing on April 1, 1996. The senior notes contain covenants and provisions that restrict, among other things, the Company's ability to (i) incur additional indebtedness, (ii) incur liens on its property, (iii) make investments, (iv) enter into guarantees and other contingent obligations, (v) merge or consolidate with or acquire another person or engage in other fundamental changes, (vi) engage in certain sales of assets, (vii) engage in certain transactions with affiliates, (viii) make restricted junior payments and (ix) declare or pay dividends.


SENIOR REVOLVING CREDIT FACILITY:


    Concurrently with the offering, the Company entered into a new five-year senior revolving credit facility of up to $35.0 million, subject to a borrowing base of eligible receivables, inventory, property, plant and equipment, which serve as collateral for the line. The credit facility, which expires September 30, 2000, contains covenants and provisions that restrict, among other things, the Company's ability to: (i) incur additional indebtedness, (ii) incur liens on its property, (iii) make investments, (iv) enter into guarantees and other contingent obligations, (v) merge or consolidate with or acquire another person or engage in other fundamental changes, (vi) engage in certain sales of assets,
(vii) engage in certain transactions with affiliates, (viii) make restricted junior payments and (ix) declare or pay dividends. At August 31, 1996 no amounts were outstanding under this credit facility and the full amount was available for draw. An availability fee is payable on the facility based on the total commitment amount and the balance outstanding at the rate of 0.375% per annum. In addition, interest is payable is based on either the Bank Prime Loan rate or the LIBOR loan rate. The interest rate on the facility based on the Bank Prime Loan rate was 9.5% at August 31, 1996.


DEVELOPMENT NOTE:

    The Company has a Development Note with the Bi-State Regional Commission. The Development Note bears interest at 4% with the final monthly payment due in May 2001.

CANADIAN TERM LOAN NOTE:

    Principal payments for the term note are due quarterly beginning on November 30, 1995 in the amount of $183, then increasing every fifth quarter to $365, $456, $502 and $502 with the final payment on August 31, 2000. Interest is payable monthly based on the Canadian prime rate loan and/or Bankers Acceptances. At August 31, 1995 and 1996, the interest rate was 10.0% and 7.5% respectively.

    The note agreement also calls for mandatory prepayments after August 31, 1996, based upon financial calculations including excess cash flow.

CANADIAN REVOLVING LOAN NOTE:

    The revolving credit facility is maintained to finance working capital requirements. The facility provides for borrowings based on eligible accounts receivable and inventories up to the commitment amount of $2,190. The principal is payable upon demand. Interest is payable monthly based on the

                            PORTOLA PACKAGING, INC.

                                 (IN THOUSANDS)

7.  DEBT: (CONTINUED)
Canadian prime rate overdraft and/or Bankers Acceptances. At August 31, 1995 and 1996, the interest rate was 9.25% and 8.75%, respectively.

REPAYMENT OF PRIOR OBLIGATIONS:

    In connection with the October 2, 1995 Senior Notes offering, the Company repaid amounts outstanding under the Term Loan Note A, Term Loan Note B, Senior Subordinated Notes and Revolving Loan Note. The final installment of the Equipment Note was paid in June 1996.

CANADIAN REGIONAL DEVELOPMENT LOAN

    RapidPlast has development loan from the Federal Office of Regional Development. The note is non-interest bearing, and is payable in eight semi-annual equal payments beginning in February 1998.

CAPITAL LEASE OBLIGATIONS:

    The Company acquired certain machinery and office equipment under noncancelable capital leases. The balance sheet includes the following items held under capital lease obligations:

                                                                                     AUGUST 31,
                                                                                --------------------
                                                                                  1995       1996
                                                                                ---------  ---------
Building......................................................................  $     438
Land..........................................................................         65
Equipment.....................................................................         64  $     346
                                                                                ---------  ---------
                                                                                      567        346
Less accumulated amortization.................................................        (63)       (62)
                                                                                ---------  ---------
                                                                                $     504  $     284
                                                                                ---------  ---------
                                                                                ---------  ---------

EXTRAORDINARY ITEMS:

    In connection with the Company's early extinguishment of debt in June 1994, certain costs, consisting primarily of loan fees of approximately $1,329 were written-off. These transactions have been reported as an extraordinary item in the statement of operations, net of an income tax benefit of approximately $539.

    In connection with the Company's early extinguishment of debt in October 1995, certain costs, consisting primarily of loan fees of approximately $2,110 were written-off. These transactions have been reported as an extraordinary item in the statement of operations, net of an income tax benefit of approximately $845.

FINANCING COSTS:

    In connection with a debt offering which was commenced but not completed, the Company expensed costs amounting to $625 in fiscal 1994.

                            PORTOLA PACKAGING, INC.

                                 (IN THOUSANDS)

7.  DEBT: (CONTINUED)
AGGREGATE MATURITIES OF LONG-TERM DEBT:

    The aggregate maturities of long-term debt as of August 31, 1996 are as follows:

FISCAL YEARS END                                                                      TOTAL
----------------------------------------------------------------------------------  ----------
1997..............................................................................  $    1,805
1998..............................................................................       1,939
1999..............................................................................       2,089
2000..............................................................................       2,053
2001..............................................................................          27
Thereafter........................................................................     110,000
                                                                                    ----------
                                                                                    $  117,913
                                                                                    ----------
                                                                                    ----------

8.  OTHER LONG-TERM OBLIGATIONS:

    The Company has incurred certain liabilities in connection with agreements entered into with former owners, which include provisions for guaranteed bonuses and covenants not-to-compete, as follows:


                                                                                        AUGUST 31,
                                                                                   --------------------   FEB. 28,
                                                                                     1995       1996        1997
                                                                                   ---------  ---------  -----------
                                                                                                         (UNAUDITED)
Covenants under the acquisition of Nepco.........................................  $   3,068  $   2,358   $   2,129
Covenants under the purchase of Portola Packaging Canada Ltd.....................      2,125      1,283       1,312
Other covenants..................................................................         50
                                                                                   ---------  ---------  -----------
Total obligations................................................................      5,243      3,641       3,441
Current portion (included in accrued liabilities)................................      1,332      1,338       1,463
                                                                                   ---------  ---------  -----------
                                                                                   $   3,911  $   2,303   $   1,978
                                                                                   ---------  ---------  -----------
                                                                                   ---------  ---------  -----------


9.  COMMITMENTS AND CONTINGENCIES:

    The Company leases certain office, production and warehouse facilities under operating lease agreements expiring on various dates through 2007. Under the terms of the facilities' leases, the Company is responsible for common area maintenance expenses which include taxes, insurance, repairs and other operating costs.

                            PORTOLA PACKAGING, INC.

                                 (IN THOUSANDS)

9.  COMMITMENTS AND CONTINGENCIES: (CONTINUED)
    At August 31, 1996 future minimum rental commitments under agreements with terms in excess of twelve months were as follows:

FISCAL YEARS ENDED AUGUST 31,
-------------------------------------------------------------------------------------
1997.................................................................................  $   1,287
1998.................................................................................      1,091
1999.................................................................................        864
2000.................................................................................        767
2001.................................................................................        450
Thereafter...........................................................................      3,151
                                                                                       ---------
                                                                                       $   7,610
                                                                                       ---------
                                                                                       ---------

    Base rent expense for the years ended August 31, 1994, 1995 and 1996 totaled $1,395, $1,381 and $1,793, respectively, of which $696, $720 and $291, was paid to Three Sisters (Note 15) for the years ended August 31, 1994, 1995 and 1996, respectively.

    The Company has been engaged in patent litigation with Scholle Corporation ("Scholle"), which commenced an action against the Company in the United States District Court, Northern District of California in July 1992 alleging that the Company infringed upon certain patents of Scholle relating to five-gallon non-spill closures. In February 1995, a jury rendered a verdict adverse to the Company and in favor of Scholle, which verdict was entered by the court on January 2, 1996, making the Company liable for damages of $0.01 per closure unit sold. In June 1996, the Company entered into a settlement agreement with Scholle, the terms of which provide for the grant by Scholle of a non-exclusive license to use certain of its patents and the payment by the Company of a royalty in the amount of $0.01 per five gallon non-spill closure unit. The Company remained liable for damages of $0.01 per closure unit sold prior to the date of execution and delivery of the settlement agreement, plus interest at a rate of 10% on all past due amounts. The Company made a payment of $1.7 million to Scholle on July 1, 1996 in settlement of all amounts due, including interest, through May 31, 1996. Such amount had been previously accrued in the Company's financial statements.

    The Company is engaged in patent litigation with two other parties who are seeking to have the court declare certain patents owned by the Company invalid. The Company believes its patents are valid, and intends to vigorously contest these actions. However, there can be no assurance that the Company will be successful in its defense.

    The Company is also a party to a number of other lawsuits and claims arising out of the normal course of business. Management does not believe the final disposition of these matters will have a material adverse affect on the financial position, results of operations or cash flows of the Company.

10.  REDEEMABLE WARRANTS:

    The Company has outstanding two warrants to purchase an aggregate of 2,493 shares of its Class A common stock which are held by certain of the Company's shareholders. A warrant to purchase 2,053 shares of common stock is exercisable, in whole or in part, through June 30, 2004 at sixty and two-third cents per share, subject to certain antidilution provisions. After June 30, 1999, if the Company has

                            PORTOLA PACKAGING, INC.

                                 (IN THOUSANDS)

10.  REDEEMABLE WARRANTS: (CONTINUED)
not completed an initial public offering of its common stock, the warrant holder may require the Company to purchase the warrant at a price equal to the higher of the current fair value per share of the Company's common stock or an amount computed under an earnings formula in the warrant agreement. The purchase obligation may be suspended under certain circumstances including restrictions on such payments as specified in the senior credit agreements. After December 31, 2001, the Company has the right to repurchase the warrant at a price equal to the higher of the fair value per share of the Company's common stock or an amount computed under an earnings formula in the warrant agreement. The earnings formula is based on income before interest, taxes and debt outstanding to calculate an estimated value per share. At August 31, 1994, 1995 and 1996 the accretion was determined using the fair market value of the common stock.

    A second warrant to purchase 440 shares of Class A common stock may be exercised at any time at $2.50 per share, until its expiration on June 30, 2004. After August 1, 2001, if the Company has not completed an initial public offering of its common stock, the holder may require the Company to purchase its warrant at a price equal to the higher of the current fair value price per share of the Company's common stock or the net book value price per share of the Company's common stock or the net book value per share as computed under a valuation formula set forth in the warrant. The purchase obligation may be suspended under certain circumstances including restriction on such payments as specified in the senior credit agreements. On or after August 1, 2003, the Company has the right to repurchase the warrant at a price equal to the higher of the current fair value per share of the Company's common stock or the net book value per share. The earnings formula is based on earnings before interest and taxes and debt outstanding to calculate a estimated value per share. At August 31, 1994, 1995 and 1996, the accretion was determined using the fair value of the common stock.

    Generally accepted accounting principles require that an adjustment of the warrant from the value assigned at the date of issuance to the highest redemption price of the warrant be accreted over the period of the warrant. At August 31, 1996, the estimated redemption value of the warrants exceeded their carrying value. The difference is being charged to accumulated deficit over the period from the date of issuance to the earliest put date of the warrants. Charges to accumulated deficit related to the warrants amounted to $455, $610 and $895 during the years ended August 31, 1994, 1995 and 1996, respectively.

11.  SHAREHOLDERS' EQUITY:

REINCORPORATION:

    In April 1994, the Company was reincorporated from California to Delaware, at which time the Company's outstanding common stock was exchanged on a one share of the California corporation common stock for one share of the Delaware corporation common stock basis.

CLASS A AND B COMMON STOCK:

    The Company has authorized 5,203 shares of Class A common stock, of which 2,493 shares are reserved for the warrants described in Note 10. Class A common shareholders are not entitled to elect members of the Board of Directors. In the event of an aggregate public offering exceeding $10,000, the

                            PORTOLA PACKAGING, INC.

11.  SHAREHOLDERS' EQUITY: (CONTINUED)

    Class A and Class B, Series 2 common stock is automatically converted into Class B, Series 1 common stock, based on the appropriate conversion formula. The Class B common shareholders have the right to elect members of the Board of Directors, with the holders of Series 1 having one vote per share, and the holders of Series 2 having a number of votes equal to the number of shares into which the Series 2 shares are convertible into Series 1 shares.

    In the event of liquidation or dissolution in which the value of the Company is less than $1.75 per share of common stock, the holders of Class B, Series 2 will receive 60% of the proceeds until they have received $1.75 per share. All other amounts available for distribution shall be distributed to the Class B, Series 1 and Series 2 holders pro rata based on the number of shares outstanding. If the value of the Company is greater than or equal to $1.75 per share, the holders of all classes of common stock are entitled to a pro rata distribution based on the number of shares outstanding.

    The Company is required to reserve shares of Class B, Series 1 stock for the conversion of Class A and Class B, Series 2 into Class B, Series 1 common stock.

DIRECTORS' AGREEMENTS:

    The Company entered into Directors' Agreements dated September 1989 and amended in January 1990 and August 1991, with certain directors who are also shareholders of the Company. The agreements provided that the Company is to pay up to $22 per year to each individual for serving as a director, and granted each director the right to purchase up to 22 shares per year of Class B, Series 1 common stock at $1.00 per share through fiscal 1992. In October 1990, the Company entered into a Director's Agreement with another director, who is also a shareholder of the Company. The agreement provided that the Company pay up to $22 per year for services as a director. In January 1996, the Company began paying an additional $4 per year to directors who serve as members and alternates of committees. The Board of Directors currently has two committees, the audit committee and the compensation committee. In May 1996, the Company entered into a Director's Agreement with another director, who is also a shareholder of the Company. During the years ended August 31, 1994, 1995 and 1996, the Company paid $82, $64 and $96, respectively, in director fees and related expenses.

STOCK OPTION PLAN:

    The Company has reserved 2,866 and 2,000 shares of Class B, Series 1 common stock for issuance under the Company's 1988 and 1994 stock option plans, respectively. Under both plans, stock options are granted by the Board of Directors at prices not less than 85% of fair market value of the Company's stock

                            PORTOLA PACKAGING, INC.

11.  SHAREHOLDERS' EQUITY: (CONTINUED)
at the date of grant for non-qualified options and not less than 100% of the fair market value of the Company's stock at the date of grant for incentive options.


                                                                                                         OUTSTANDING
                                                                                                    ----------------------
STOCK OPTIONS                                                                  AVAILABLE FOR GRANT    SHARES      AMOUNT
----------------------------------------------------  OPTION PRICE PER SHARE   -------------------  -----------  ---------
                                                      -----------------------
                                                          (NOT THOUSANDS)
August 31, 1993.....................................      $    0.61-$2.50                 140            1,212   $   1,513
  Granted...........................................      $    2.50                       (70)              70         175
  Exercised.........................................      $    2.50                                        (10)        (25)
  Canceled..........................................      $    1.75                        25              (25)        (44)
                                                                                        -----            -----   ---------
August 31, 1994.....................................      $    0.61-$2.50                  95            1,247       1,619
  Reservation of shares.............................                                    1,000
  Granted...........................................      $    3.75-$4.00                (370)             370       1,456
  Exercised.........................................      $    0.61-$4.00                                  (96)        (78)
  Canceled..........................................      $    4.00                         9               (9)        (36)
                                                                                        -----            -----   ---------
August 31, 1995.....................................      $    0.61-$4.00                 734            1,512       2,961
  Granted...........................................      $    4.50-$5.00                (622)             622       2,862
  Exercised.........................................      $    4.50                                         (2)         (8)
  Canceled..........................................      $    4.00-$4.50                  48              (48)       (207)
                                                                                        -----            -----   ---------
August 31, 1996.....................................      $    0.61-$5.00                 160            2,084       5,608
  Reservation of shares.............................                                    1,000
  Granted...........................................      $    4.50                      (122)             122         549
  Canceled..........................................      $    2.50-$4.50                 138             (138)       (590)
                                                                                        -----            -----   ---------
February 28, 1997 (unaudited).......................      $    0.61-$5.00               1,176            2,068   $   5,567
                                                                                        -----            -----   ---------
                                                                                        -----            -----   ---------


    At August 31, 1996, approximately 1,124 options were exercisable at an average exercise price of $1.43 per share.

12.  EMPLOYEE BENEFIT PLANS:

    On December 31, 1994, the Company merged its Profit Sharing Plan and its Retirement and Savings Plan with those of a subsidiary company, establishing a single defined contribution plan (The "Employee Benefits Plan"). The Employee Benefits Plan covers all full time employees of the Company who are age twenty one or older, have completed one year of service and are not covered by a collective bargaining agreement. Profit sharing contributions are at the discretion of the Board of Directors and amounted to $493 and $596 for the year ended August 31, 1995 and 1996. Administrative expense in connection with the Plan amounted to $23 and $47 for the years ended August 31, 1995 and 1996. The Company incurred expense related to prior employee benefit plans of $360 for the year ended August 31, 1994.

    The Board of Directors has approved, subject to stockholder approval, an Employee Stock Purchase Plan (the ESPP) under which 750,000 shares of Class B common stock have been reserved for issuance to employees meeting minimum employment criteria. Employees may participate through payroll deductions in amounts related to their base compensation. The fair value of shares made available to any employee for purchase under the ESPP may not exceed $25,000 in any calendar year. The participant's purchase

                            PORTOLA PACKAGING, INC.

12.  EMPLOYEE BENEFIT PLANS: (CONTINUED)
price is 85% of the lower of the fair market value at the beginning or the end of the offering period, as determined by the Board of Directors. The Plan, once approved by the shareholders, shall continue until terminated by the Board, until all of the shares reserved for issuance under the Plan have been issued or until January 1, 2007, whichever shall first occur.

13.  INCOME TAXES:

    The provision for income taxes, excluding extraordinary items, for the three years ended August 31, 1996 consists of the following:

                                                                     AUGUST 31,
                                                           -------------------------------
                                                             1994       1995       1996
                                                           ---------  ---------  ---------
Current:
  Federal................................................  $   1,013  $   1,677  $     747
  State..................................................        344        300        187
  Foreign................................................                   (29)        26
                                                           ---------  ---------  ---------
                                                               1,357      1,948        960
                                                           ---------  ---------  ---------
Deferred:
  Federal................................................       (176)      (605)      (392)
  State..................................................        (86)       (86)       260
  Foreign................................................                    37         37
                                                           ---------  ---------  ---------
                                                                (262)      (654)       (95)
                                                           ---------  ---------  ---------
                                                           $   1,095  $   1,294  $     865
                                                           ---------  ---------  ---------
                                                           ---------  ---------  ---------

    As discussed in Note 1, Summary of Significant Accounting Policies, the Company adopted
SFAS No. 109 effective September 1, 1993. Prior years' financial statements have not been restated to apply the provisions of SFAS No. 109; however, prior year business combinations have been restated as of September 1, 1993 under SFAS No. 109.

    A reconciliation setting forth the differences between the effective tax rate of the Company and the U.S. federal statutory tax rate is as follows:

                                                                            YEAR ENDED AUGUST 31,
                                                                      ----------------------------------
                                                                        1994       1995         1996
                                                                      ---------  ---------  ------------
Federal statutory rate (benefit)....................................       34.0%      34.0%     (34.0)%
State taxes.........................................................        6.6       14.9       (5.1)
Nondeductible amortization and depreciation.........................        7.4       26.0       46.2
Nondeductible permanent items.......................................                   7.0        0.7
Other...............................................................        1.9        8.3        4.0
                                                                            ---        ---    -----
Effective income tax rate...........................................       49.9%      90.2%      11.8%
                                                                            ---        ---    -----
                                                                            ---        ---    -----

                            PORTOLA PACKAGING, INC.

13.  INCOME TAXES: (CONTINUED)
    The components of the net deferred tax liabilities:

                                                                                  AUGUST 31,
                                                                             --------------------
                                                                               1995       1996
                                                                             ---------  ---------
                                                                                (IN THOUSANDS)
Deferred tax assets:
  Federal credits..........................................................  $     651  $     404
  State tax credits........................................................        360          7
  Accounts receivable......................................................        313        317
  Intangible assets........................................................         --        574
  Other liabilities........................................................        924        990
                                                                             ---------  ---------
  Total assets.............................................................      2,248      2,292
                                                                             ---------  ---------
Deferred tax liabilities:
  Property, plant and equipment............................................      7,354      7,977
  Intangible assets........................................................        712         --
  Foreign taxes, net.......................................................         37         75
                                                                             ---------  ---------
  Total liabilities........................................................      8,103      8,052
                                                                             ---------  ---------
Net deferred tax liabilities...............................................  $   5,855  $   5,760
                                                                             ---------  ---------
                                                                             ---------  ---------

14.  EXPORT SALES AND GEOGRAPHICAL INFORMATION:


    Export sales from the United States to unaffiliated customers were $8,071, $18,658 and $17,568 for the years ended August 31, 1994, 1995 and 1996, respectively. Export sales are predominantly to North America, Europe, the Middle East and the Pacific Rim. During fiscal 1996, export sales to North America, Europe, the Middle East and the Pacific Rim accounted for 24%, 33%, 12%, and 6% of total export sales, respectively.


    Summarized data by geographic area for fiscal 1996 is as follows:

                                               UNITED
                                               STATES      CANADA     EUROPE    ELIMINATIONS    TOTAL
                                            ------------  ---------  ---------  ------------  ----------
Sales.....................................   $  145,614   $  10,303  $   5,695   $   (2,150)  $  159,462
Income (loss) from operations.............        8,301      (1,476)    (1,645)                    5,180
Identifiable assets.......................   $  142,084   $  11,040  $   4,648   $   (5,545)  $  152,227

15.  RELATED PARTY TRANSACTIONS:


    In fiscal 1996, the Company deposited $3,000 in a U.S. Bank to secure a loan to its 50% joint venture in Mexico. This deposit has been recorded in Other assets.


    The Company paid $162 and $5 for the years ended August 31, 1994 and 1995, respectively, to a company for prototype mold development and mold engineering work. A director and officer of the aforementioned company is also a director of the Company.

    The Company paid $420, $333 and $618 for the years ended August 31, 1994, 1995 and 1996, respectively, to a law firm for legal services rendered. A general partner of the aforementioned firm is also a director of the Company.

                            PORTOLA PACKAGING, INC.

15.  RELATED PARTY TRANSACTIONS: (CONTINUED)
    The Company paid $42 for the years ended August 31, 1994, 1995 and 1996 to a corporation for management fees. A shareholder of the aforementioned corporation is also a director and significant shareholder of the Company.

    The Company had debt outstanding with a financial institution of $10,000 at August 31, 1994 and 1995, which was repaid by the Company in October 1995 along with a debt prepayment penalty of approximately $149. The Company paid interest of approximately $1,350, $1,350 and $113 for each of the three years, respectively. The Company also paid $258 for the year ended August 31, 1994 to the same related financial institution for ongoing corporate advice and in connection with the refinancing in fiscal year 1994. An officer of the financial institution is a director of the Company.

    The Company has amounts receivable from non-consolidated affiliated companies which amounted to $421, $736 and $358 as of August 31, 1994, 1995 and 1996, respectively.

    The Company leased certain office, production and warehouse facilities from Three Sisters Ranch Enterprises (Three Sisters). Certain general partners in Three Sisters are also minority shareholders in the Company (less than 5%). The Company owed $15 at August 31, 1994 in the form of unsecured notes due to Three Sisters. The notes were repaid in fiscal 1995. The Company purchased these facilities for $7.2 million in fiscal 1996.

16.  SUBSEQUENT EVENTS:

ACQUISITION:

    On September 1, 1996 the Company completed the acquisition of Rapid Plast J-P. Inc., a Canadian federal corporation, for a purchase price of approximately $3.0 million. Rapid Plast was amalgamated with the company formed to acquire the capital stock of Rapid Plast, and now operates under the name Portola Packaging Ltd. Portola Packaging Ltd. is engaged in manufacturing and distributing plastic bottles, primarily in eastern Canada. This transaction has been accounted for as a purchase and therefore the results of operations subsequent to the acquisition are consolidated with the Company.

RESTRUCTURING PLAN (UNAUDITED):


    The Company has taken measures to improve productivity and quality in its core business, and in December 1996 began implementing a restructuring plan which consolidates its separate Closure, Packaging and Manufacturing divisions. This restructuring plan includes a reduction in staff positions and the closure of its Portland, Oregon plant in February 1997. The Portland facility has been listed for sale. The Company recorded a restructuring charge of approximately $1.1 million and a write-off of intangibles of approximately $1.7 million in connection with this restructuring plan in the quarter ended February 28, 1997. In March 1997, the Company announced the planned closure of its Bettendorf, Iowa plant in July 1997. This facility has been listed for sale. The Company expects to record an additional restructuring cost in the quarter ended May 31, 1997 in connection with this plant closing, although it is not able to estimate the amount of such charge at this time.



    In April 1997, the Company designated its eastern Canadian subsidiary and its United Kingdom subsidiary as "restricted" subsidiaries. These subsidiaries had previously been designated "unrestricted subsidiaries." The Company's western Canadian subsidiary continues to be operated as an "unrestricted

                            PORTOLA PACKAGING, INC.

16.  SUBSEQUENT EVENTS: (CONTINUED)

subsidiary." Under the terms of the Indenture pertaining to the senior notes issued in October 1995, amounts that may be invested by the Company in its unrestricted subsidiaries are subject to limitations.



CONTINGENCY (UNAUDITED):



    On March 19, 1997, the staff of the Securities and Exchange Commission (the "Commission") informed the Company of its position that sales of the Notes made after December 31, 1996 by Chase Securities Inc. ("Chase Securities"), which made and may again make a market in the Notes, were made without a current effective registration statement being in effect. The Company believed that it had a current effective registration statement at the time of such sales. However, the Company immediately notified Chase Securities of the Commission's position and Chase Securities ceased trading in the Notes. The Company has been informed by Chase Securities that during the period from January 1, 1997 to March 20, 1997, Chase Securities sold an aggregate of approximately $14 million of the Notes in transactions at prices above the par value of the Notes. As of April 25, 1997, the Notes were trading at a price slightly below par value.



    At the request of the Commission staff, the Company will notify the buyers of the Notes sold by Chase Securities in such transactions that in the view of the Commission staff the sales of such Notes may be subject to rescission. Under the terms of the underwriting arrangement entered into with Chase Securities in 1995, the Company may be required to indemnify Chase Securities for any loss incurred by Chase Securities in connection with a rescission. To the extent that rescissions were made, the Company's exposure generally would be equal to the difference between the price at which the Notes were repurchased and the price at which the Notes could be resold. The amount of the potential loss would increase or decrease depending upon the then-current price of the Notes. The Company believes that its cash resources, including its borrowings under its line of credit, are adequate to cover any such loss without materially affecting the normal conduct of its business. No liability has been accrued in the financial statements of the Company as of February 28, 1997 in connection with this matter since the Company has not made a determination that it is probable that a loss on rescission will be incurred by the Company. Moreover, the Company has been informed by Chase Securities that all trades through February 28, 1997 were in excess of par value, and believes that any such loss as of February 28, 1997 would not have been material. If all the Noteholders in the transactions potentially subject to rescission had rescinded their purchases as of April 25, 1997, the Company would have been required to pay approximately $965,000 (the difference between the purchase price in the original transactions and the estimated fair market value on April 25, 1997). The ultimate loss, if any, incurred by the Company will be dependent upon the extent to which Noteholders exercise their potential rescission rights and the then-current market price of the Notes.

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THIS OFFERING TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OFFERED HEREBY BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH AN OFFERING OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                                    PAGE
                                                    -----
Prospectus Summary.............................           2
Risk Factors...................................           6
Selected Historical Condensed Consolidated
 Financial Data................................          11
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations....................................          13
Business.......................................          21
Management.....................................          29
Certain Transactions...........................          38
Principal Stockholders.........................          41
Description of the Credit Facility.............          44
Description of the Notes.......................          45
Resales of the Notes...........................          67
Legal Matters..................................          68
Experts........................................          68
Additional Information.........................          68
Index to Financial Statements..................         F-1


                            ------------------------

                                  $110,000,000

                                     [LOGO]

                            PORTOLA PACKAGING, INC.

                         10 3/4% SENIOR NOTES DUE 2005

                             ---------------------

                                   PROSPECTUS

                             ---------------------

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    As permitted by Section 145 of the Delaware General Corporation Law, the Registrant's Certificate of Incorporation includes a provision that eliminates the personal liability of its directors to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. In addition, as permitted by Section 145 of the Delaware General Corporation Law, the Bylaws of the Registrant provide that: (i) the Registrant is required to indemnify its directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law; (ii) the Registrant may, in its discretion, indemnify other officers, employees and agents as set forth in the Delaware General Corporation Law; (iii) upon receipt of an undertaking to repay such advances if indemnification is determined to be unavailable, the Registrant is required to advance expenses, as incurred, to its directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law in connection with a proceeding (except if a determination is reasonably and promptly made by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding or, in certain circumstances, by independent legal counsel in a written opinion that the facts known to the decision-making party demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation); (iv) the rights conferred in the Bylaws are not exclusive and the Registrant is authorized to enter into indemnification agreements with its directors, officers and employees and agents; and (v) the Registrant may not retroactively amend the Bylaw provisions relating to indemnity in a manner adverse to an indemnified person.

    The Registrant's policy is to enter into indemnity agreements with certain of its directors and executive officers. The indemnity agreements provide that directors and executive officers will be indemnified and held harmless to the fullest possible extent permitted by law including against all expenses (including attorneys' fees), judgments, fines and settlement amounts paid or reasonably incurred by them in any action, suit or proceeding on account of their services as directors, officers, employees or agents of the Registrant or as directors, officers, employees or agents of any other company or enterprise when they are serving in such capacities at the request of the Registrant.

    The indemnification provision in the Bylaws, and the indemnity agreements entered into between the Registrant and its directors and executive officers, may be sufficiently broad to permit indemnification of the Registrant's executive officers and directors for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act").

    Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

                                                                                       EXHIBIT
DOCUMENT                                                                                NUMBER
------------------------------------------------------------------------------------  ----------
Underwriting Agreement..............................................................     1.01
Registrant's Certificate of Incorporation...........................................     3.01
Registrant's Bylaws.................................................................     3.02
                                                                                        10.21
Form of Indemnification Agreement...................................................    10.38

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.


    The following table sets forth information regarding all sales of unregistered securities of the Registrant (or its predecessors) occurring since April 1, 1994.



                                                                                      AGGREGATE
CLASS OF                                                                  NUMBER       PURCHASE       FORM OF
PURCHASERS(1)         DATE OF SALE           TITLE OF SECURITIES         OF SHARES      PRICE      CONSIDERATION
-----------------  ------------------  -------------------------------  -----------  ------------  -------------
Chase Manhattan    June 9, 1995        Class B Common Stock,              200,000    $800,000.00       Cash
Capital                                  Series 1
Corporation

                   June 30, 1994       Warrant to purchase                  --       $1,245,205.95      (2)
                                         2,052,526 shares of
                                         Class A Common Stock

                   June 30, 1994       Class B Common Stock,              800,000    $3,000,000.00     Cash
                                         Series 1

Heller Financial,  June 9, 1995        Class B Common Stock,              250,000    $1,000,000.00     Cash
Inc.                                     Series 1

                   June 30, 1994       Warrant to purchase                  --       $1,100,537.50      (3)
                                         440,215 shares of
                                         Class A Common Stock

Jack L. Watts,     October 10, 1995    Class A Common Stock              2,134,992       (4)            (4)
John L. Lemons,
Mary Ann Lemons,
LJL Cordovan
Partners, L.P.
and Robert
Fleming Nominees
Limited

Jeffrey Pfeffer,   June 18, 1996       Class B Common Stock,              15,000      $67,500.00       Cash
Ph.D.                                    Series 1

Grants of stock    March 1, 1994-      Class B Common Stock,             1,020,000     $2.50 -          N/A
options under      December 9, 1996      Series 1                         (Shares       $5.00
stock option                             (Stock Options)                Underlying    (Exercise
plans to 65                                                              Options)       Price)
optionees(5)

Exercise of stock  March 1, 1994-      Class B Common Stock,              107,342    $110,754.50       Cash
options granted    December 9, 1996      Series 1
under stock                              (Stock Options)
option plans by
12 optionees

12 Members of             (6)          Interests in Management              (6)          (6)       Compensation
Senior Management                        Deferred Compensation Plan                                  Deferral
and Other Highly
Compensated
Employees


------------------------------

(FOOTNOTES FOLLOW ON NEXT PAGE)

------------------------------

(FOOTNOTES FOR TABLE ON PRECEDING PAGE)

(1) The sales of securities to Chase Manhattan Capital Corporation, Heller Financial, Inc. and Jeffrey Pfeffer, Ph.D. were made in reliance on Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act") and/or Regulation D promulgated by the Commission thereunder. The securities were sold to a limited number of people with no general solicitation or advertising. The purchasers were sophisticated investors with access to all relevant information necessary to evaluate the investment and represented to the issuer that the shares were being acquired for investment.

   The exchange of securities with Jack L. Watts, John L. Lemons, Mary Ann
    Lemons, LJL Cordovan Partners, L.P. and Robert Fleming Nominees Limited was made pursuant to the exemption from the registration requirements of the Securities Act afforded by Section 3(a)(9) of the Securities Act.

   All grants of stock options under Registrant's or its predecessors' stock option plans made to 21 optionees in the aggregate prior to September 27, 1995 were made in reliance on Rule 701 promulgated by the Commission under the Securities Act; the grants of stock options under Registrant's stock option plans made to 2 optionees on November 8, 1995, 23 optionees on November 15, 1995, 3 optionees on January 12, 1996, 2 optionees on March 22, 1996 and 19 optionees on August 27, 1996 were made in reliance on Section 4(2) and/or Regulation D promulgated by the Commission thereunder. The options granted in reliance on Section 4(2) or Regulation D were granted to a limited number of people with no general solicitation or advertising. Effective December 10, 1996, all options to purchase shares of Registrant's Common Stock, and shares issuable upon exercise of such options, under Registrant's stock option plans were registered with the Commission on Registrant's Form S-8 (Commission File No. 333-17533) pertaining to Registrant's securities under such plans.

   All sales of Common Stock made pursuant to the exercise of stock options granted under Registrant's or its predecessors' stock option plans, occurring prior to December 10, 1996, were made in reliance on Rule 701 promulgated by the Commission under the Securities Act. Effective December 10, 1996, all shares issuable upon exercise of such options were registered with the Commission on Registrant's Form S-8 (Commission File No. 333-17533) pertaining thereto.

   The sales of interests in Registrant's Management Deferred Compensation Plan were made in reliance on Section 4(2) of the Securities Act. The securities were sold to a limited number of people with no general solicitation or advertising. The purchasers were sophisticated investors with access to all relevant information necessary to evaluate the investment.

(2) Exchanged for Warrant to purchase 2,052,526 shares of Class A Common Stock issued October 9, 1992.

(3) Exchanged for Warrant to purchase 440,215 shares of Class A Common Stock issued October 9, 1992.

(4) Issued in exchange for 734,992 shares of Class B Common Stock, Series 1 of the Company and 1,400,000 shares of Class B Common Stock, Series 2 of the Company. The recipients of the Class A Common Stock then sold such shares to an unrelated third party and its affiliate.

(5) The options were granted to employees and to members of Registrant's Board of Directors under Registrant's 1988 and 1994 Stock Option Plans. The options generally expire ten years from the date of grant and become exercisable for 20% of the shares on the first anniversary of the date of grant, with the balance generally vesting 5% for each calendar quarter of each individual's employment or membership on the Board of Directors thereafter. Vesting of certain options granted to one employee and to certain members of the Board of Directors accelerate upon a change of control of the Company. The exercise prices on the dates of grant were equal to or greater than 100% of the fair market value as determined by Registrant's Board of Directors (or the Compensation Committee of the Board of Directors) on the dates of grant.


(6) The Company's Management Deferred Compensation Plan (the "Plan") was implemented by the Company effective as of September 1, 1996. A total of 12 individuals initially elected to participate in the Plan. The aggregate amount of compensation deferral for these 12 individuals was $45,698 at February 28, 1997. It is anticipated that this aggregate amount will vary during the course of the Company's fiscal year, increasing in the case of those individuals who continue to participate in the Plan and decreasing in the case of those individuals who elect not to continue to participate in the Plan.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) The following exhibits are filed herewith:


EXHIBIT
NUMBER EXHIBIT TITLE
------ --------------------------------------------------------------------------
  1.01 Form of Underwriting Agreement.(1)

  2.01 Stock Purchase Agreement, dated as of March 19, 1994, by and among the Registrant, Nepco, Robert Crisci and Harry Crisci.(2)

  2.02 Share Purchase Agreement, dated June 16, 1995, by and among 3154823 Canada
         Inc. and Shareholders of B.C. Plastic Industries Ltd., Alberta Plastic
         Industries Ltd. and Canada Cap Snap Corporation.(2)

  2.03 Amalgamation Agreement, dated June 16, 1995, by and among 3154823 Canada
         Inc., B.C. Plastic Industries Ltd., Alberta Plastic Industries Ltd. and
         Canada Cap Snap Corporation.(2)

  3.01 Certificate of Incorporation (filed with Secretary of State of the State of Delaware on April 29, 1994, as amended and filed with Secretary of State of the State of Delaware on October 4, 1995).(3)

  3.02 Bylaws.(2)

  4.01 Form of Indenture (including form of Note).(3)

  5.02 Opinion of Tomlinson Zisko Morosoli & Maser LLP regarding legality of the
         Notes.(10)

 10.01 Lease, dated January 15, 1986, by and between Three Sisters Ranch
         Enterprises ("TSRE") and the Registrant (concerning 890 Faulstich Court,
         San Jose, Ca); Lease, dated February 28, 1994, by and between TSRE and the Registrant (concerning 860 Faulstich Court); Lease, dated May 31,
         1991, by and between TSRE and the Registrant (concerning 894-A Faulstich
         Court); Lease, dated January 9, 1986, by and between TSRE and the Registrant (concerning 894-B Faulstich Court); Lease, dated January 15,
         1986, by and between TSRE and the Registrant (concerning 894-C Faulstich
         Court) and Lease, dated January 15, 1986, by and between TSRE and the Registrant (concerning 898-B Faulstich Court).(2)

 10.02 Shareholders Agreement, dated as of June 23, 1988, by and among the Registrant, Chase Manhattan Investment Holdings, Inc. and certain shareholders and warrantholders, amended by Amendment to Shareholders
         Agreement, dated as of May 23, 1989, further amended by Second Amendment to Shareholders Agreement, dated November 29, 1989, and further amended by Amendment to Shareholders Agreement, dated as of June 30, 1994.(2)

 10.03 Shareholders Agreement, dated as of June 30, 1994, by and among the Registrant, Chase Manhattan Capital Corporation, and certain shareholders and warrantholders.(2)

 10.04 Second Amended and Restated Senior Subordinated Loan Agreement, dated as of June 30, 1994, by and between the Registrant and The Chase Manhattan
         Bank, N.A., as amended by Amendment No. 1, dated as of June 16, 1995.(2)

 10.05 Amended and Restated Credit and Security Agreement, dated as of June 30,
         1994, by and between the Registrant and Heller Financial, Inc., as amended by Amendment No. 1 to Amended and Restated Credit and Security
         Agreement, dated as of August 23, 1994 and Amendment, Consent and Waiver to Amended and Restated Credit and Security Agreement, dated as of June
         16, 1995.(2)


(FOOTNOTES FOLLOW)

EXHIBIT
NUMBER EXHIBIT TITLE
------ --------------------------------------------------------------------------
 10.06 Amended and Restated Registration Rights Agreement, dated as of June 30,
         1994, by and among the Registrant, Heller Financial, Inc., Chase
         Manhattan Investment Holdings, Inc., Chase Manhattan Capital Corporation
         and Robert Fleming Nominees, Ltd.(2)

 10.07 First Offer Agreement, dated as of October 17, 1990, by and among the Registrant, Chase Manhattan Investment Holdings, Inc., Chase Manhattan
         Capital Corporation and Robert Fleming Nominees, Ltd., as amended by
         Amendment to First Offer Agreement, dated as of June 30, 1994.(2)

 10.08 $109,000 Non-Recourse Promissory Note, dated November 13, 1991, made by
         Daniel Luch and Mary Jeanne Luch in favor of the Registrant.(2)

 10.09 $75,000 Non-Recourse Promissory Note, dated September 28, 1992, made by
         Howard R. Girbach and Beverly Girbach in favor of the Registrant.(2)

 10.10 $250,000 Secured Promissory Note, dated January 17, 1992, made by Jack L.
         Watts in favor of the Registrant.(2)

 10.11 Employment Memorandum, dated June 28, 1988, as amended January 9, 1991 to
         John Lemons from Jack L. Watts on behalf of the Registrant.(2)

 10.12 Director's Agreement, dated October 5, 1990, by and between the Registrant and Martin Imbler.(2)

 10.13 Director's Agreement, dated September 1, 1989, by and between the
         Registrant and Larry C. Williams, as amended by Amendment to Director's
         Agreement, dated January 16, 1990 and Amendment Number Two to Director's
         Agreement, dated August 31, 1991.(2)

 10.14 Director's Agreement, dated as of September 1, 1989, by and between the Registrant and Timothy Tomlinson, as amended by Amendment to Director's
         Agreement, dated January 16, 1990 and Amendment Number Two to Director's
         Agreement, dated August 31, 1991.(2)

 10.15 Stock Purchase Agreement, dated October 17, 1990, by and among the
         Registrant, Robert Fleming Nominees, Ltd., Jack Watts, John Lemons and
         LJL Cordovan Partners.(2)

 10.16 Stock Purchase Agreement, dated as of June 30, 1994, by and among the Registrant, Jack L. Watts, LJL Cordovan Partners, Robert Fleming
         Nominees, Ltd., Chase Manhattan Capital Corporation, and certain other selling shareholders.(2)

 10.17 Credit Agreement, dated as of June 16, 1995, by and between 3154823 Canada
         Inc. as borrower (subsequently amalgamated into Portola Plastics Canada,
         Inc.) and Canadian Imperial Bank of Commerce as lender and agent.(2)

 10.18 Limited Recourse Guarantee, dated as of June 16, 1995, between the
         Registrant as guarantor and Canadian Imperial Bank of Commerce.(2)

 10.19 Master Supply Agreement, dated March 29, 1995, by and between the
         Registrant and Tetra Rex Packaging Systems, Inc.(2)

 10.20 Form of Subscription Agreement by and between the Registrant and the related director or officer.(2)

 10.21 Form of Indemnification Agreement by and between the Registrant and the related director or officer.(2)

EXHIBIT
NUMBER EXHIBIT TITLE
------ --------------------------------------------------------------------------
 10.22 Stock Purchase Agreement, dated as of June 9, 1995, by and among the
         Registrant, Oakley T. Hayden Corp., Lyn Leigers as Executor of the
         Estate of Oakley T. Hayden, Chase Manhattan Capital Corporation and
         Heller Financial, Inc.(1)

 10.23 Second Amended and Restated Registration Rights Agreement, dated as of
         June 9, 1995, by and among the Registrant, Heller Financial, Inc., Chase
         Manhattan Capital Corporation and Robert Fleming Nominees Limited.(1)

 10.24 Second Amended and Restated Credit and Security Agreement by and between the Registrant and Heller Financial, Inc.(3)

 10.25 Stock Purchase Agreement, dated October 10, 1995, by and among the
         Registrant, Jack L. Watts, John L. Lemons, Mary Ann Lemons, LJL Cordovan
         Partners, L.P., Robert Fleming Nominees Limited, Suez Equity Investors,
         L.P. and SEI Associates.(3)

 10.26 Amendment to Investors' Rights Agreements, dated as of October 10, 1995, by and among the Registrant, Jack L. Watts, John L. Lemons, Mary Ann
         Lemons, LJL Cordovan Partners, L.P., Robert Fleming Nominees Limited,
         Suez Equity Investors, L.P., SEI Associates and Chase Manhattan Capital
         Corporation.(3)

 10.27 Third Amended and Restated Registration Rights Agreement, dated as of
         October 10, 1995, by and among the Registrant, Heller Financial, Inc.,
         Chase Manhattan Capital Corporation, Robert Fleming Nominees Limited,
         Suez Equity Investors, L.P. and SEI Associates.(3)

 10.28 1988 Stock Option Plan and related documents.(4)

 10.29 1994 Stock Option Plan and related documents.(5)

 10.30 1996 Special Management Bonus Plan.(3)

 10.31 1996 Management Bonus Plan.(3)

 10.32 Description of provisions of 1996 Senior Executive Bonus Plans.(3)

 10.33 Faulstich Court Property Agreement of Purchase and Sale, dated as of
         January 17, 1996, by and between the Registrant and Three Sisters Ranch
         Enterprises.(6)

 10.34 Settlement Agreement, dated June 1996, by and between the Registrant and Scholle Corporation.(7)

 10.35 Resignation Agreement, dated October 28, 1996, by and between the
         Registrant and Howard R. Girbach.(8)

 10.36 Director's Agreement, dated as of May 20, 1996, by and between the Registrant and Jeffrey Pfeffer.(8)

 10.37 Form of Indemnification Agreement by and between the Registrant and the related director or officer.(8)

 10.38 Form of Amendment to Indemnification Agreement by and between the Registrant and certain directors and officers of the Registrant.(8)

 10.39 100,000 Non-Recourse Promissory Note, dated May 28, 1996, made by Joseph
         F. Jahn and Nancy L. Jahn in favor of the Registrant.(8)

 10.40 1996 Employee Stock Purchase Plan and related documents.(9)

 10.41 Senior Executive Bonus Plan for Fiscal Year 1997.(9)

 10.42 Management Incentive Plan for Fiscal Year 1997.(9)

 10.43 Management Deferred Compensation Plan Trust Agreement.(9)

EXHIBIT
NUMBER EXHIBIT TITLE
------ --------------------------------------------------------------------------
 10.44 Registrant's Management Deferred Compensation Plan.(10)

 11.01 Computation of Net Income (Loss) Per Share.

 12.01 Computation of Ratio of Earnings to Fixed Charges.

 21.01 Subsidiaries of the Registrant.(8)

 23.08 Consent of Tomlinson Zisko Morosoli & Maser LLP.

 23.09 Consent of Coopers & Lybrand L.L.P.

 24.01 Power of Attorney (see signature pages hereto).

 25.01 Statement of Eligibility on Form T-1 of American Bank National Association as Trustee (bound separately).(2)

 27.01 Financial Data Schedule.


------------------------

 (1) Previously filed as exhibit with the same number in pre-effective Amendment No. 2 to this Registration Statement on Form S-1, as filed with the Securities and Exchange Commission (the "Commission") on September 25, 1995.

 (2) Previously filed as exhibit with the same number in the initial filing of this Registration Statement on Form S-1, as filed with the Commission on August 1, 1995.

 (3) Incorporated herein by reference to the exhibit with the same number included in Registrant's Quarterly Report on Form 10-Q for the period ended November 30, 1995, as filed with the Commission on January 16, 1996.

 (4) Incorporated herein by reference to Exhibit 4.03 to Registrant's Registration Statement on Form S-8 (Commission File No. 333-17533), as filed with the Commission on December 10, 1996.

 (5) Incorporated herein by reference to Exhibit 4.04 to Registrant's Registration Statement on Form S-8 (Commission File No. 333-17533), as filed with the Commission on December 10, 1996.

 (6) Incorporated herein by reference to the exhibit with the same number filed with Registrant's Quarterly Report on Form 10-Q for the period ended February 29, 1996, as filed with the Commission on April 15, 1996.

 (7) Incorporated herein by reference to the exhibit with the same number included in Registrant's Quarterly Report on Form 10-Q for the period ended May 31, 1996, as filed with the Commission on July 11, 1996.

 (8) Incorporated herein by reference to the exhibit with the same number filed with Registrant's Annual Report on Form 10-K for the period ended August 31, 1996, as filed with the Commission on November 25, 1996.

 (9) Incorporated herein by reference to the exhibit with the same number filed with Registrant's Quarterly Report on Form 10-Q for the period ended November 30, 1996, as filed with the Commission on January 13, 1997.


(10) Previously filed as exhibit with the same number in Post-Effective Amendment No. 2 to this Registration Statement on Form S-1, as filed with the Commission on March 11, 1997.

    (b) The following financial statement schedule is filed herewith:

  SCHEDULE
   NUMBER     SCHEDULE TITLE
------------  ------------------------------------------------------------------------
Schedule II   Valuation and Qualifying Accounts.

ITEM 17.  UNDERTAKINGS.

    The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

           (a) To include any prospectus required by Section 10(a)(3) of the Securities Act;

           (b) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of Prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

           (c) To include any material information with respect to the plan of distribution net previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

        (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or

    497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Post-Effective Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on the 30th day of April, 1997.


                                PORTOLA PACKAGING, INC.

                                By:              /s/ JACK L. WATTS
                                     -----------------------------------------
                                                   Jack L. Watts
                                              CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY


    KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Jack L. Watts, Patricia Voll and Timothy Tomlinson, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all post-effective amendments to this Registration Statement, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.


    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


             NAME                         TITLE                    DATE
------------------------------  --------------------------  -------------------
 PRINCIPAL EXECUTIVE OFFICER:

      /s/ JACK L. WATTS         Chief Executive Officer,
------------------------------    Chairman of the Board       April 30, 1997
        Jack L. Watts             and a Director

 PRINCIPAL FINANCIAL OFFICER:

   /s/ ROBERT R. STRICKLAND     Vice President--Finance
------------------------------    and Chief Financial         April 30, 1997
     Robert R. Strickland         Officer

PRINCIPAL ACCOUNTING OFFICER:

      /s/ PATRICIA VOLL
------------------------------  Vice President--Finance       April 30, 1997
        Patricia Voll             and Accounting

             NAME                         TITLE                    DATE
------------------------------  --------------------------  -------------------
    ADDITIONAL DIRECTORS:

  /s/ CHRISTOPHER C. BEHRENS
------------------------------           Director             April 30, 1997
    Christopher C. Behrens

     /s/ MARTIN R. IMBLER
------------------------------           Director             April 30, 1997
       Martin R. Imbler

    /s/ TIMOTHY TOMLINSON
------------------------------    Secretary and Director      April 30, 1997
      Timothy Tomlinson

    /s/ LARRY C. WILLIAMS
------------------------------           Director             April 30, 1997
      Larry C. Williams

     /s/ JEFFREY PFEFFER
------------------------------           Director             April 30, 1997
       Jeffrey Pfeffer

                       REPORT OF INDEPENDENT ACCOUNTANTS
                        ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors and Shareholders
Portola Packaging, Inc. and Subsidiaries:

    Our report on the consolidated financial statements of Portola Packaging, Inc. and Subsidiaries is included on page F-2 of this Registration Statement on Form S-1. In connection with our audits of such financial statements, we have also audited the related financial statement schedule on page S-2 of this Registration Statement on Form S-1.

    In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

                                          COOPERS & LYBRAND L.L.P.

San Jose, California
October 22, 1996

                            PORTOLA PACKAGING, INC.

                SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

                                 (IN THOUSANDS)

                                                    BEGINNING                                                             ENDING
                                                     BALANCE      ADDITIONS/EXPENSE      OTHER     DEDUCTIONS(2)         BALANCE
                                                    ---------     -----------------      -----     -------------      --------------
ALLOWANCE FOR DOUBTFUL ACCOUNTS
  August 31, 1994.................................    $206              $173             $(167)(1)     $157                $389
  August 31, 1995.................................     389               892                            468                 813
  August 31, 1996.................................     813               450                            446                 817

------------------------

(1) Amount of valuation allowance established as part of the acquisition of Nepco.

(2) Write-off of bad debts.

                                 EXHIBIT INDEX


  EXHIBIT
  NUMBER                                              EXHIBIT TITLE
-----------  ------------------------------------------------------------------------------------------------
      11.01  Computation of Net Income (Loss) Per Share.

      12.01  Computation of Ratio of Earnings to Fixed Charges.

      23.08  Consent of Tomlinson Zisko Morosoli & Maser LLP.

      23.09  Consent of Coopers & Lybrand L.L.P.

      24.01  Power of Attorney (see signature pages).

      27.01  Financial Data Schedule.